

ZIMMER BIOMET

Moving You Forward.™

Notice of 2023 Annual Meeting of Shareholders and
Proxy Statement

Friday, May 12, 2023

8 a.m. Eastern Time

Virtual Meeting Site:

www.virtualshareholdermeeting.com/ZBH2023



OUR MISSION

Alleviate pain and improve the quality of life for people around the world.

GUIDING PRINCIPLES

- *Respect the contributions and perspectives of all employees.*
- *Commit to the highest standards of patient safety, quality and integrity.*
- *Focus our resources in areas where we will make a difference.*
- *Ensure the company's return is equivalent to the value we provide our customers and patients.*
- *Give back to our communities and people in need.*

COMMITMENT TO DIVERSITY, EQUITY AND INCLUSION

Consistent with our Guiding Principles, in 2022 we expanded our commitment to community groups, business platforms and other organizations united to driving meaningful change and sustained social justice. In that spirit, we launched several initiatives to drive and accelerate change both within Zimmer Biomet and around the globe, including launching Movement is Life, a multidisciplinary coalition seeking to eliminate racial, ethnic and gender disparities in muscle and joint health, as an independent non-profit organization in 2022. The Zimmer Biomet Foundation also submitted its final payment to the NAACP of a two million dollar, multi-year commitment in support of a new tool called the Black Progress Index, which provides a means to understand the health and well-being of Black people and the conditions that shape their lives. Our efforts have led to tangible results, including achieving recognition among the Forbes 2022 Best Employers for Diversity and America's Best Large Employers, obtaining Great Place to Work certification in June 2022 and Top Employer in China 2022.

SHAREHOLDER ENGAGEMENT AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRIORITIES

We proactively engage with all shareholders, conducting ongoing discussions and sharing information, including the comprehensive disclosures featured in our annual Sustainability Report. In 2022 specifically, we reached out to institutional shareholders representing approximately 67% of our outstanding shares and engaged in discussions on a variety of subjects, including the impact of the COVID-19 global pandemic on our business, operations and employees, the ZimVie Inc. spinoff, shareholder feedback relating to our Say on Pay vote, Board succession planning and diversity, equity and inclusion matters which are discussed further in the Compensation Discussion and Analysis section of this proxy statement. We also discussed various environmental, social and governance ("ESG") topics that were of interest to shareholders. Please look for more information on our ESG priorities in our next Sustainability Report, which we expect to release this spring.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this proxy statement, including in the "Letter from Our Chairman, President and Chief Executive Officer" and in the section entitled "Executive Compensation – Compensation Discussion and Analysis – Executive Summary," regarding future financial performance, results of operations, expectations, plans, strategies, goals, priorities and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are based upon current beliefs, expectations and assumptions and are subject to significant risks, uncertainties and changes in circumstances that could cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks, uncertainties and changes in circumstances that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022 ("2022 Form 10-K"). Readers of this proxy statement are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



ZIMMER BIOMET

Moving You Forward.™

March 30, 2023



LETTER FROM OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER:

Dear Fellow Shareholders:

Through the profound global market challenges presented in recent years, the Zimmer Biomet team has remained steadfastly focused on serving our customers and creating shareholder value, guided by our Mission to "alleviate pain and improve the quality of life for people around the world."

In the letter to shareholders included in our 2022 Annual Report, I discuss achievements in the year just completed, as well as key initiatives that will continue to guide us in the months and years ahead.

We remain committed to delivering on our near- and long-term corporate strategy and on the innovation and execution necessary to achieve it. Thank you for your continuing support of Zimmer Biomet.

Annual Meeting Matters

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2023 annual meeting of shareholders on May 12, 2023 at 8:00 a.m. Eastern Time. This year's annual meeting will be conducted virtually, via webcast.

You will be able to attend the annual meeting online by visiting www.virtualshareholdermeeting.com/ZBH2023. You will be able to vote your shares electronically during the meeting by logging in using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the voting instruction form accompanying the proxy materials.

We continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the company. As we've learned, hosting a virtual meeting enables increased shareholder participation from locations around the world. In addition, the online format allows us to communicate more effectively via a pre-meeting forum that you can enter by visiting www.proxyvote.com with your control number. We encourage you to log on and ask any questions you may have, which we will try to answer during the meeting. We recommend that you log in a few minutes before the meeting on May 12, 2023 to ensure you are logged in when the meeting starts.

The following Notice of Annual Meeting of Shareholders outlines the business to be conducted at the meeting. Only shareholders of record at the close of business on March 13, 2023 will be entitled to notice of and to vote at the meeting. Further details about how to attend the meeting online and the business to be conducted at the meeting are included in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

We are again providing access to our proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules. As a result, we are mailing to many of our shareholders a Notice of Internet Availability instead of a paper copy of this proxy statement and our 2022 Annual Report. This electronic process gives shareholders fast, convenient access to the materials, reduces the impact on the environment and reduces our printing and mailing costs. The Notice of Internet Availability contains instructions on how to access documents online. It also contains instructions on how shareholders can receive a paper copy of our materials, including this proxy statement, our 2022 Annual Report and a form of proxy card or voting instruction form.

Your vote is important. Regardless of whether you plan to attend the virtual annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction form. Additionally, if you attend the virtual annual meeting, you may vote your shares during the meeting via the Internet even if you previously voted your proxy. Voting online or by phone, by written proxy or by voting instruction form ensures your representation at the annual meeting regardless of whether or not you attend the virtual meeting.

Sincerely,



Bryan Hanson
Chairman, President and Chief Executive Officer

Zimmer Biomet Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

TABLE OF CONTENTS

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ZIMMER BIOMET

ZIMMER BIOMET HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ZIMMER BIOMET HOLDINGS, INC.

To Be Held May 12, 2023

TIME AND DATE
8 a.m. Eastern Time on Friday, May 12, 2023

PLACE
This year's meeting will be held virtually via webcast at **www.virtualshareholdermeeting.com/ZBH2023**.

ITEMS OF BUSINESS
- Elect 10 directors to serve until the 2024 annual meeting of shareholders
- Ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2023
- Approve, on a non-binding advisory basis, named executive officer compensation ("Say on Pay")
- Hold a non-binding advisory vote on the frequency of future Say on Pay votes ("Say on Frequency")
- Transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof

RECORD DATE
March 13, 2023

By Order of the Board of Directors

Chad F. Phipps
Senior Vice President, General Counsel and Secretary

March 30, 2023

Voting

Your Vote Is Important. Even if you plan to attend the virtual annual meeting, we urge you to review the proxy statement and vote your shares as soon as possible.

VOTE IN ADVANCE OF THE MEETING:

INTERNET



Visit www.proxyvote.com

TELEPHONE



Call 1-800-690-6903

MAIL



Mark, sign, date and promptly mail your proxy card or voting instruction form

VOTE ONLINE DURING THE MEETING:

INTERNET



Vote through the virtual meeting platform during the meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 12, 2023:

This Notice of Annual Meeting, the Proxy Statement and the 2022 Annual Report are available at www.proxyvote.com.

PROXY STATEMENT SUMMARY

We are providing this proxy statement in connection with the solicitation of proxies by our Board of Directors for use at our 2023 annual meeting of shareholders to be held on Friday, May 12, 2023. The Notice of Annual Meeting of Shareholders and related proxy materials, or a Notice of Internet Availability, were first sent to shareholders on or about March 30, 2023. This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information you should consider, and we urge you to read the entire proxy statement, as well as our 2022 Annual Report, before voting.

VOTING MATTERS AND BOARD RECOMMENDATIONS

	Voting Matter	Board Vote Recommendation	See Page
Proposal 1	Election of directors	✓ **FOR**	5
Proposal 2	Ratification of the appointment of PwC as our independent registered public accounting firm for 2023	✓ **FOR**	23
Proposal 3	Advisory vote to approve named executive officer compensation	✓ **FOR**	26
Proposal 4	Advisory vote on the frequency of Say on Pay Votes	✓ **1 YEAR**	27

Proposal 1 – Election of Directors

Our Board recommends a vote FOR each nominee

Our Director Nominees

The following table provides summary information about each of the 10 director nominees. Each director is elected annually by a majority of votes cast.

Name Principal Occupation	Age	Director Since	Independent	Other Public Boards	Committee Memberships			
					A	C&MD	CG	QR&T
Christopher B. Begley *Retired Executive Chairman & CEO, Hospira, Inc.*	70	2012	✓	—			✓	✓
Betsy J. Bernard *Retired President, AT&T Corp.*	67	2009	✓	—	✓		Chair	
Michael J. Farrell *CEO, ResMed Inc.*	50	2014	✓	1		✓		Chair
Robert A. Hagemann *Retired Senior VP & CFO, Quest Diagnostics Incorporated*	66	2008	✓	2	Chair		✓	
Bryan C. Hanson *Chairman, President & CEO, Zimmer Biomet Holdings, Inc.*	56	2017	X	1				
Arthur J. Higgins *Operating Advisor to Abu Dhabi Investment Authority*	67	2007	✓	1		Chair		✓
Maria Teresa Hilado *Retired Executive VP & CFO, Allergan plc*	58	2018	✓	1	✓		✓	
Syed Jafry *Retired SVP & President, Regions, Thermo Fisher Scientific Inc.*	59	2018	✓	—			✓	✓
Sreelakshmi Kolli *EVP, Chief Digital Officer, Align Technology, Inc.*	48	2021	✓	—	✓			✓
Michael W. Michelson *Retired Senior Advisory Partner, KKR Management LLC, the general partner of KKR & Co. L.P.*	71	2015	✓	1		✓		✓

A: Audit   **C&MD:** Compensation & Management Development   **CG:** Corporate Governance   **QR&T:** Quality, Regulatory & Technology

BOARD DIVERSITY - DIRECTOR NOMINEES



GENDER

30% Women

3 Women

ETHNICITY

30% Ethnically Diverse

Indian/ South Asian — 2

Asian (excluding Indian/South Asian) — 1

GLOBAL

40% Born Outside U.S.

Europe — 1

Asia — 3

BOARD COMMITTEES CHAIRED BY WOMEN

25%

of Committees Chaired by Women



LGBTQ+

10% LGBTQ+

1

AGE DISTRIBUTION

61

Average Age of Director Nominees

Age range: **48 - 71**

BOARD TENURE - DIRECTOR NOMINEES



8.5 Years Average Tenure

3 — <5 Years

3 — 5-9 Years

4 — >9 Years

Race, ethnicity, gender and LGBTQ+ status are self-reported by directors in their annual directors' and officers' questionnaires. Diversity, equity and inclusion data is not standardized and director responses are not required.

Corporate Governance Strengths

Board Composition

✓	Diverse Board with effective mix of skills, experiences and perspectives
✓	Active Board refreshment and average board tenure of 8.5 years
✓	Effective annual Board and Board committee evaluation process
✓	Majority voting and director resignation policy in uncontested director elections

Board Oversight and Stock Ownership

✓	Robust succession planning and risk oversight
✓	Rigorous stock ownership guidelines for directors and executives
✓	Directors and executives prohibited from hedging and pledging our stock under our insider trading policy
✓	Independent director equity-based compensation not paid out until cessation of service

Board Structure and Independence

✓	100% independent director nominees, except CEO
✓	Lead Independent Director role
✓	100% independent Board committees
✓	Independent directors regularly meet without management present
✓	Robust Code of Business Conduct and Ethics applicable to directors, officers and employees

Shareholder Rights and Accountability

✓	Annual election of all directors
✓	Proxy access right for shareholders
✓	Single class voting structure (one share, one vote)
X	No supermajority voting requirements
✓	Charter permits shareholders to call a special meeting
X	No poison pill

Proposal 2 – Ratification of the Appointment of PwC

Our Board recommends a vote FOR this proposal

●	PwC's report contained in our 2022 Annual Report is unqualified
●	Audit and audit-related fees represent 93% of total fees paid to PwC for 2022

Proposal 3 – Advisory Vote to Approve Named Executive Officer Compensation

Our Board recommends a vote FOR this proposal

Executive Compensation Best Practices

What We Do

✓	Pay for performance
✓	Require robust stock ownership guidelines
✓	Require termination of employment in connection with a change in control for accelerated equity vesting (double trigger)
✓	Require non-competition agreement for equity award eligibility
✓	Require shares received upon equity award vesting to be retained in accordance with stock ownership guidelines
✓	Subject executives' cash and equity-based incentives to clawback, including in the event of a violation of our Code of Business Conduct and Ethics or other conduct deemed detrimental to the interests of the company (equity-based incentives)

What We Don't Do

X	Offer employment contracts to our executives, except as required in non-U.S. jurisdictions
X	Pay dividends or accrue dividend equivalents on unearned performance-based equity awards
X	Provide excise tax gross-ups in new change in control severance agreements (since 2009)
X	Allow hedging or pledging of company securities
X	Reprice or exchange underwater stock options without shareholder approval; adjustments in connection with the ZimVie spinoff were done solely to preserve the value of the stock options immediately before and after the spinoff

Proposal 4 – Advisory Vote on the Frequency of Say on Pay Votes

Our Board recommends a vote for the option of 1 YEAR on this proposal

CORPORATE GOVERNANCE

Every day, the Zimmer Biomet team works towards our mission of alleviating pain and improving quality of life for people around the world. We are committed to effective corporate governance, adhere to world-class integrity and ethical business practices and strive for the highest standards of patient safety and quality in our products and services.

Our business is managed under the direction of our Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

Proposal 1 – Election of Directors

Based upon the recommendation of the Corporate Governance Committee, the Board has nominated 10 directors for election at the annual meeting to hold office until the 2024 annual meeting and the election of their successors. All of the nominees currently are serving as our directors. Each nominee agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2023 annual meeting.

Proxies cannot be voted for a greater number of persons than 10, which is the number of nominees named in this proxy statement.

Unless otherwise instructed, the persons named as proxies will vote all proxies received for the election of each of the nominees.

Our Board recommends a vote FOR each nominee for director.

DIRECTOR NOMINEES

Christopher B. Begley



Age 70
Director Since 2012
Lead Independent Director
Board Committees
- Corporate Governance Committee
- Quality, Regulatory and Technology Committee

Lead Independent Director of the company since May 2021. Executive Chairman of the Board of Hospira, Inc. from May 2007 until his retirement in January 2012. Mr. Begley also served as Chief Executive Officer from April 30, 2004, when Hospira was spun off from Abbott Laboratories, to March 2011. Prior to that, Mr. Begley served in various positions with Abbott between 1986 and 2004, most recently as Senior Vice President of Abbott's Hospital Products division. He earned a bachelor's degree from Western Illinois University and an MBA from Northern Illinois University.

Other Public Board Memberships
- Past director and Non-Executive Chairman of Hanger, Inc. (until October 2022)
- Past director and Non-Executive Chairman of Adtalem Global Education Inc. (formerly known as DeVry Education Group Inc.) (until November 2017)

Other Relevant Experience
- Past director of the Advanced Medical Technology Association ("AdvaMed"), the medical device industry's trade association

Skills and Qualifications
Christopher B. Begley's past experience as the Chairman and CEO of Hospira, Inc., a leading provider of injectable drugs and infusion technologies, and previously as the senior vice president of two Abbott divisions, has provided him with extensive management experience at two multinational, publicly traded healthcare companies. In these senior leadership roles, Mr. Begley gained in-depth knowledge of the healthcare industry and strategies for developing and marketing products in this highly regulated area. He also gained significant experience in strategic planning, risk management and financial management. Mr. Begley served for more than 15 years as a director of other public companies, including service as chairman of the board.

Betsy J. Bernard



Age 67
Director Since 2009
Board Committees
- Audit Committee
- Corporate Governance Committee (Chair)

President of AT&T Corp. from October 2002 until her retirement in December 2003. From April 2001 to October 2002, Ms. Bernard was Chief Executive Officer of AT&T Consumer. Prior to joining AT&T, Ms. Bernard held senior executive positions with Qwest Communications International Inc., US WEST, Inc., AVIRNEX Communications Group and Pacific Bell. Ms. Bernard received a B.A. degree from St. Lawrence University, an MBA from Fairleigh Dickenson University and an M.S. in management from Stanford University's Sloan Fellowship Program.

Other Public Board Memberships
- Past director of Principal Financial Group, Inc. (until June 2020)
- Past director of SITO Mobile, Ltd. (until June 2017)

Other Relevant Experience
- Director of LEAP Guarantee

Skills and Qualifications
Betsy J. Bernard's past experience in senior executive roles with leading global telecommunications companies, including her service as President of AT&T Corp., has provided her with expertise in financial management, brand management, marketing, enterprise sales, customer care, operations, product management, electronic commerce, executive compensation, strategic planning and mergers and acquisitions. Ms. Bernard's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She has served for more than 20 years as a director of other public companies, including service as chairman of the board and lead independent director, and she has experience chairing the nominating and governance committees of several public company boards, including ours.

Michael J. Farrell



Age 50
Director Since 2014
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee (Chair)

Chief Executive Officer of ResMed Inc. since March 2013. Prior to that appointment, Mr. Farrell served as President, Americas for ResMed from 2011 to 2013. He was previously Senior Vice President of the global business unit for sleep apnea therapeutic and diagnostic devices from 2007 to 2011, and before that he held various senior roles in marketing and business development. Before joining ResMed in September 2000, Mr. Farrell worked in management consulting, biotechnology, chemicals and metals manufacturing at Arthur D. Little, Genzyme Corporation, The Dow Chemical Company and BHP Billiton. Mr. Farrell holds a bachelor of engineering, with first-class honors, from the University of New South Wales, a master of science in chemical engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Other Public Board Memberships
- ResMed Inc.

Other Relevant Experience
- Director of AdvaMed

Skills and Qualifications

Michael J. Farrell's service as CEO of ResMed Inc., a global leader in the development, manufacturing, distribution and marketing of medical products for the diagnosis, treatment and management of respiratory disorders, provides him with significant experience leading a highly regulated, global medical device company. Mr. Farrell is spearheading the company's expansion into emerging markets and its investments in connected health and digital health, major growth initiatives for ResMed that fit well with our own plans for global growth. In his prior roles, Mr. Farrell led ResMed's M&A and alliance creation activities, as well as the marketing function. In addition, during his tenure with ResMed, Mr. Farrell has gained domestic and international P&L experience, first as head of the company's major global business unit, and then as President, Americas. Mr. Farrell's experience has given him a strong understanding of key aspects of leading a highly regulated, global healthcare company such as ours, including financial management, business integration, strategic planning, operations, technology assessment and management, product innovation, new product launches and international expansion.

Robert A. Hagemann



Age 66
Director Since 2008
Board Committees
- Audit Committee (Chair)
- Corporate Governance Committee

Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated until his retirement in July 2013. Mr. Hagemann joined Corning Life Sciences, Inc., a subsidiary of Quest Diagnostics' former parent company, Corning Incorporated, in 1992, and held roles of increasing responsibility before being appointed Chief Financial Officer of Quest Diagnostics in 1998. Prior to joining Corning, Mr. Hagemann held senior financial positions at Prime Hospitality, Inc. and Crompton & Knowles, Inc. He was also previously employed by Arthur Young & Co., a predecessor company to Ernst & Young. Mr. Hagemann holds a B.S. in accounting from Rider University and an MBA from Seton Hall University.

Other Public Board Memberships
- Graphic Packaging Holding Company
- Ryder System, Inc.

Skills and Qualifications

Robert A. Hagemann's past experience as the CFO of Quest Diagnostics Incorporated, a leading provider of diagnostic testing information services, has given him financial management expertise, as well as significant experience in strategic planning, business development, business integration, operations, talent management and information technology. His experience as an executive in the healthcare industry and his financial acumen enable him to evaluate and understand the impact of business decisions on our financial statements and capital structure. Mr. Hagemann's experience has led our Board to determine that he is an "audit committee financial expert" as that term is defined in SEC rules. He also serves, and has served for more than five years, as a director of other public companies.

Bryan C. Hanson



Age 56
Director Since 2017

Chairman of the Board of Directors of the company since May 2021, and President and Chief Executive Officer and a member of the Board of the company since December 2017. Previously, Mr. Hanson served as Executive Vice President and President, Minimally Invasive Therapies Group of Medtronic plc from January 2015 until joining Zimmer Biomet. Prior to that, he was Senior Vice President and Group President, Covidien of Covidien plc from October 2014 to January 2015; Senior Vice President and Group President, Medical Devices and United States of Covidien from October 2013 to September 2014; Senior Vice President and Group President of Covidien for the Surgical Solutions business from July 2011 to October 2013; and President of Covidien's Energy-based Devices business from July 2006 to June 2011. Mr. Hanson held several other positions of increasing responsibility in sales, marketing and general management with Covidien from October 1992 to July 2006. Mr. Hanson holds a Bachelor of Science degree in Finance from Florida State University. He also completed the Kellogg School of Management Finance for Executives program in 2010 and the Harvard Executive Education in Leadership program in 2013.

Other Public Board Memberships
- Walgreens Boots Alliance, Inc.

Other Relevant Experience
- Director of Americares, an emergency response and global health organization committed to saving lives and building healthier futures for people in crisis
- Director of AdvaMed

Skills and Qualifications

Bryan C. Hanson's service as our Chairman, President and CEO and his past service in Group President roles with Medtronic and Covidien have given him extensive experience in the medical device industry leading, growing and transforming large, highly regulated global enterprises. Mr. Hanson has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and in dealing with the many regulatory aspects of our business. His knowledge and understanding of the medical device industry in general, and our global businesses in particular, enable him to provide crucial insight to our Board into strategic, management and operational matters. Mr. Hanson provides an essential link between management and the Board on management's business perspectives.

Arthur J. Higgins



Age 67
Director Since 2007
Board Committees
- Compensation and Management Development Committee (Chair)
- Quality, Regulatory and Technology Committee

Operating Advisor to the Abu Dhabi Investment Authority since June 2021, and Deputy Chairman of the Board of UNION therapeutics A/S since July 2021. Previously, Consultant, Blackstone Healthcare Partners of The Blackstone Group from June 2010 until June 2021. Mr. Higgins served as non-executive chairman of the board of Assertio Holdings, Inc., successor issuer to Assertio Therapeutics, Inc., from May 2020 until December 2020. Prior to that, he served as President, Chief Executive Officer and a member of the board of directors of Assertio Therapeutics, Inc. from March 2017 until its merger with Zyla Life Sciences in May 2020. Previously, Mr. Higgins served as Chairman of the Board of Management of Bayer HealthCare AG from January 2006 to May 2010 and Chairman of the Bayer HealthCare Executive Committee from July 2004 to May 2010. Prior to joining Bayer HealthCare in 2004, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. Prior to that, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. He graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry.

Other Public Board Memberships
- Ecolab Inc.
- Past director of Assertio Holdings, Inc. (until December 2020)
- Past director of Assertio Therapeutics, Inc. (until May 2020)
- Past director of Endo International plc (until March 2017)

Skills and Qualifications

Arthur J. Higgins has extensive senior leadership experience in the global healthcare market. Through leadership positions with large healthcare developers and manufacturers in both the U.S. and Europe, he has gained deep knowledge of the healthcare market and the strategies for developing and marketing products in this highly regulated area. His knowledge and industry background allow him to provide valuable insight to our business. In addition, his perspective gained from years of operating global businesses and his background in working with high growth companies provide him experiences from which to draw to advise us on strategies for sustainable growth. Through his past executive positions, he has also gained significant exposure to enterprise risk management as well as quality and operating risk management necessary in a highly regulated industry such as healthcare.

Maria Teresa (Tessa) Hilado



Age 58
Director Since 2018
Board Committees
- Audit Committee
- Corporate Governance Committee

Executive Vice President and Chief Financial Officer of Allergan plc, a global pharmaceutical company, from December 2014 until her retirement in February 2018. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo Inc. from 2009 until 2014. She previously served as Vice President and Treasurer for Schering-Plough Corp. from 2008 to 2009 and spent more than 17 years with General Motors Co. in leadership roles of increasing responsibility, including Assistant Treasurer from 2006 to 2008 and Chief Financial Officer, GMAC Commercial Finance LLC from 2001 to 2005. She began her career with Far East Bank and Trust Co. in Manila, Philippines. Ms. Hilado earned a Bachelor's degree in Management Engineering from Ateneo de Manila University in the Philippines and an MBA from the University of Virginia Darden School of Business.

Other Public Board Memberships
- Campbell Soup Company
- Past director of H.B. Fuller Company (until December 2021)
- Past director of PPD, Inc. (until December 2021)

Other Relevant Experience
- Director, Galderma SA
- Director, Curia Global, Inc.

Skills and Qualifications

Maria Teresa (Tessa) Hilado has more than three decades of demonstrated financial expertise in leading roles at several large, global corporations, including her past experience as CFO of Allergan plc, a global pharmaceutical company. She has extensive experience in global finance, treasury, tax, mergers and acquisitions, business development and investor relations, as well as experience in the healthcare, consumer packaged goods and automotive industries. Ms. Hilado's experience has led our Board to determine that she is an "audit committee financial expert" as that term is defined in SEC rules. She has also served as a director of other public companies.

Syed Jafry



Age 59
Director Since 2018
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Retired Senior Vice President and President, Regions of Thermo Fisher Scientific Inc. from September 2017 through his retirement in March 2022. Mr. Jafry is responsible for all business geographies outside the U.S. He joined Thermo Fisher Scientific in March 2005 and served in numerous roles of increasing responsibility prior to being appointed to his current position. Mr. Jafry started his career at Glaxo Pharmaceuticals in London. Prior to joining Thermo Fisher Scientific, he served for 18 years at General Electric, where he held commercial, product management and general management roles in the U.S., Netherlands, Switzerland and China, most recently serving as President of GE Sensing Asia. Mr. Jafry holds a Bachelor's degree in Mechanical Engineering from Lahore University in Pakistan, a Master's degree in Mechanical Engineering from the University of Massachusetts and a Master's certificate in Marketing and Management from Harvard University Extension School. Joined the board of directors of GTCR, LLC in 2022.

Other Relevant Experience
- Director, GTCR, LLC

Skills and Qualifications

Syed Jafry has more than three decades of global operations and management experience in executive roles at several large, global organizations, including as Senior Vice President and President, Regions of Thermo Fisher Scientific Inc., a world leader in serving science, supporting customers in pharma, biotech, healthcare and other industries. Mr. Jafry's experience has given him a strong understanding of key aspects of leading a global, highly regulated business such as ours, including expansion into emerging markets, financial management, strategic planning, operations, product innovation, new product launches and business integration. His knowledge and industry background allow him to provide valuable insight to our business.

Sreelakshmi Kolli



Age 48
Director Since 2021
Board Committees
- Audit Committee
- Quality, Regulatory and Technology Committee

Executive Vice President, Chief Digital Officer of Align Technology, Inc., a global medical device company ("Align"), since February 2022. Ms. Kolli is responsible for leading software, data, enterprise, cloud and infrastructure engineering teams focused on design and development of digital products and services. This includes defining the technology strategy and development of product software, consumer, customer, manufacturing and enterprise applications enabling the Align Digital Platform. In addition, she led Align's global business transformation initiative aimed at delivering platforms and technology to support customer experience and simplified business processes across the company. She joined Align in June 2003 and has held positions of increasing responsibility leading business operations and engineering for customer-facing applications during her tenure. She was promoted to Vice President, Information Technology in December 2012, to Senior Vice President, Global Information Technology in February 2018 and to Senior Vice President – Chief Digital Officer in April 2020. Prior to joining Align, Ms. Kolli held technical lead positions with Citadon and Accenture. She is a member of the Executive Advisory Board at Salesforce.com and an external advisor on the Board of Trustees Committee on Information Technology at the University of San Francisco. Ms. Kolli earned an M.S. degree in Computer Applications at the National Institute of Technology in Trichy, India and is a graduate of the Stanford Executive Program offered by the Stanford Graduate School of Business in California.

Skills and Qualifications

Sreelakshmi Kolli's service as Executive Vice President and Chief Digital Officer of Align Technology, Inc., a publicly traded company that designs, manufactures and offers the Invisalign® clear aligner system, intraoral scanners and services, and exocad CAD/CAM software, has provided her with significant experience in a highly regulated global medical device company. In her senior leadership roles, Ms. Kolli has gained deep knowledge of digital and emerging technologies, operations, strategic planning, marketing, product innovation, financial management and data privacy trends. Her knowledge and industry background allow her to provide valuable insight to our business as we expand our portfolio of integrated digital and robotic technologies that leverage data, machine learning and artificial intelligence.

Michael W. Michelson



Age 71
Director Since 2015
Board Committees
- Compensation and Management Development Committee
- Quality, Regulatory and Technology Committee

Senior Advisory Partner, KKR Management LLC, a private equity investment manager and the general partner of KKR & Co. L.P., from January 2018 until his retirement in January 2020. Previously, Member, KKR Management LLC since October 2009. Before that, Mr. Michelson was a member of the limited liability company that served as the general partner of Kohlberg Kravis Roberts & Co. L.P. since 1996. He joined KKR in 1981. Mr. Michelson has played a significant role in the development of KKR's portfolio companies. He began his professional career with the law firm of Latham & Watkins in Los Angeles, where he was involved in a broad corporate practice while specializing in management buyouts. He earned an A.B. from Harvard College and a J.D. from Harvard Law School.

Other Public Board Memberships
- HCA Healthcare, Inc.

Other Relevant Experience
- Served as a director of Biomet prior to the merger of Zimmer and Biomet

Skills and Qualifications

Michael W. Michelson has significant experience in corporate finance, strategic business planning activities, operations, risk management and issues involving stakeholders more generally from his involvement in KKR's investments in numerous portfolio companies, and he has played an active role in overseeing many healthcare companies. He serves and has served as a director of other public and private healthcare companies, and he served as a director of Biomet prior to the merger of Zimmer and Biomet.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE FRAMEWORK

DIRECTOR CRITERIA, QUALIFICATIONS AND EXPERIENCE

We are a global leader in musculoskeletal healthcare. We design, manufacture and market orthopedic reconstructive products; sports medicine, biologics, extremities and trauma products; craniomaxillofacial and thoracic products; and related surgical products. We have operations in more than 25 countries around the world and sell products in more than 100 countries. We operate in markets characterized by rapidly evolving technologies, complex regulatory requirements and significant competition.

The Corporate Governance Committee is responsible for reviewing and assessing with the Board, on an annual basis, the experience, qualifications, attributes and skills sought of Board members in the context of our business and the then-current membership of the Board. The director skills matrix below identifies some of the key skills and experiences the Board has identified as being important to its responsibilities and reflects how the directors, individually and in the aggregate, reflect these skills.

2023 Director Nominees	Begley	Bernard	Farrell	Hagemann	Hanson	Higgins	Hilado	Jafry	Kolli	Michelson
Skills and Experience										
Sitting CEO of Medical Device Company			●		●					
Sitting CEO or Global Business Head			●		●					
Prior CEO or Global Business Head	●	●			●	●			●	
Operations Experience	●	●	●	●	●	●		●	●	●
Healthcare Industry Experience	●		●	●	●	●	●	●	●	●
Medical Device Industry Experience	●		●	●	●	●			●	●
International Expertise	●		●		●	●	●	●	●	
FDA Experience	●		●	●	●	●		●		
R&D Experience	●		●		●	●		●		
Government / Regulatory Affairs / Health Economics Experience	●	●	●		●	●		●	●	
Brand / Marketing Experience	●	●	●		●	●		●	●	
M&A Experience	●	●	●	●	●	●	●	●		●
Financial Expertise	●	●	●	●	●	●	●	●		●
Digital Technology Expertise									●	
Cybersecurity Expertise									●	
Demographics										
Gender	M	F	M	M	M	M	F	M	F	M
Racially/Ethnically Diverse							●	●	●	
LGBTQ+		●								

Race, ethnicity, gender and LGBTQ+ status are self-reported by directors in their annual directors' and officers' questionnaires. Diversity, equity and inclusion data is not standardized and director responses are not required.

A mark indicates a specific area of focus or expertise that the director brings to our Board. The matrix above does not encompass all of the knowledge, skills and experience of our directors, and the fact that a particular knowledge, skill or experience is not listed does not mean that a director does not possess it. In addition, the absence of a particular knowledge, skill or experience with respect to any of our directors does not mean the director in question is unable to contribute to the decision-making process in that area.

The Corporate Governance Committee looks for current and potential directors collectively to have a mix of experience, skills and qualifications, including those identified in the matrix. In evaluating director candidates and considering incumbent directors for nomination to the Board, the committee considers a variety of factors. These include each candidate's experiences, skills and qualifications, character and integrity, reputation for working constructively in a collegial environment and availability to devote sufficient time to Board matters. Diversity of background and diversity of gender, race, ethnicity, national origin and age are also relevant factors in the selection process. The committee also considers whether a candidate can meet the independence standards for directors and members of key committees under applicable stock exchange and SEC rules. With respect to incumbent directors, the committee considers the director's past performance on the Board and contributions to the committees on which he or she serves.

While the Board has not formally adopted a policy regarding director diversity, the committee actively considers diversity in director recruitment and nomination. In conducting its most recent search for new directors, the Board utilized a process that required the final pool of candidates to include potential directors who would increase the Board's ethnic and/or gender diversity. We anticipate utilizing a similar process in future searches for Board candidates. The Board believes that the diversity of the current Board members, including as to gender, race, ethnicity, national origin, international work experience and age, provides significant benefits to the Board and to the company. In response to feedback from shareholders, above we provide enhanced disclosure regarding our Board's skills and diversity.

BOARD LEADERSHIP STRUCTURE

One of the key responsibilities of the Board is to have a leadership structure that allows it to provide effective oversight of management and maximize the contributions of its members. Our Board believes that it is important that it retain flexibility to make the determination as to whether the interests of the company and our shareholders are best served by having the same individual serve as both CEO and Chairman or whether the roles should be separated based on the circumstances at any given time, and our Corporate Governance Guidelines and Restated Bylaws provide this flexibility. Under our Corporate Governance Guidelines, the Board appoints a Lead Independent Director when the CEO and Chairman roles are combined. At different times in the past, the Board has used both approaches, selecting the approach which it feels best serves the interests of the company and our shareholders at that time.

The Board combined the positions of Chairman and CEO under Mr. Hanson effective May 2021. The decision to combine the roles of Chairman and CEO reflects the Board's strong belief that Mr. Hanson has demonstrated the leadership and vision necessary to lead the Board and the company. The Board believes that this leadership structure promotes efficient Board functioning, fosters a constructive and cooperative relationship between the Board and management and reinforces Mr. Hanson's overall responsibility for the company's business and strategy, under the oversight and subject to the review of the Board.

The Board also designated Mr. Begley the Lead Independent Director effective May 2021. The Board recognizes the importance of having a strong independent Board leadership structure to ensure accountability. Accordingly, our Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the Board will appoint a Lead Independent Director. The Board believes that a Lead Independent Director is an integral part of our Board structure and facilitates the effective performance of the Board in its role of providing governance and oversight. In fulfilling his or her responsibilities, the Lead Independent Director will:

- serve as the primary liaison between the CEO and the independent directors;
- preside at all meetings of the Board when the CEO is not present;
- convene and preside at meetings of the independent directors, including executive sessions of the independent directors held in conjunction with each regularly scheduled Board meeting;
- review and provide input on meeting agendas for the Board and its committees;
- review meeting schedules and collaborate with the CEO to ensure that there is sufficient time for discussion of agenda items;
- provide feedback to the CEO as needed, including on the flow of information from management to the Board, and communicate regularly with the CEO between Board meetings;
- recommend to the CEO the retention of outside advisors who report directly to the Board when deemed appropriate;
- participate, along with the members of the Compensation and Management Development Committee and the full Board, in the evaluation of the CEO and, together with the Chair of the Compensation and Management Development Committee, meet with the CEO to discuss such evaluation;
- consult with Board committee Chairs as needed;
- consult with the Corporate Governance Committee concerning the members and Chairs of all Board committees;
- be available, as appropriate, for communication with the company's shareholders; and
- perform such other duties as may be requested by the Board.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are consistent with our strategy and risk appetite, are functioning as intended, and that necessary steps are taken to foster a culture that recognizes and appropriately escalates and addresses risk-taking beyond our determined risk appetite. The Board executes its oversight responsibility for risk management directly and through its committees.

The Audit Committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, including oversight of our Corporate Compliance Program, discussing our risk assessment and risk management processes with management, and receiving information on certain material legal and regulatory matters, including litigation, as well as on information technology, data privacy, business continuity and cyber security-related matters. Our Vice President, Internal Audit Services, who reports directly to the committee, coordinates our global risk assessment process. We use this process to identify, assess and prioritize internal and external risks, to develop processes for responding to, mitigating and monitoring risks and to inform the development of our internal audit plan, our annual operating plan and our long-term strategic plan. We also maintain an internal risk committee made up of members of senior management that has responsibility for overseeing the execution of enterprise risk management activities.

The Audit Committee receives detailed reports regarding our enterprise risk assessment process and its meeting agendas include discussions of individual risk areas throughout the year. Members of our management who have responsibility for designing and implementing our risk management processes regularly meet with the committee. The committee discusses our major financial risk exposures with our CFO and Chief Accounting Officer. The committee receives regular reports from our Chief Compliance Officer on our Corporate Compliance Program, which is designed to address risks related to, among other matters, anti-corruption and anti-kickback laws in the countries where we do business. The committee receives regular reports from our Chief Information Officer and our Chief Information Security Officer regarding cybersecurity risks and threats. The committee also receives reports from our General Counsel, Global Privacy Officer and other persons who are involved in our risk management processes.

The Board's other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation and Management Development Committee oversees risks relating to our executive compensation programs and practices. In addition, in conjunction with the full Board, the Compensation and Management Development Committee oversees risks relating to human capital management. The Corporate Governance Committee oversees risks relating to environmental, social and governance matters. The Quality, Regulatory and Technology Committee oversees risks relating to our compliance with laws and regulations enforced by the U.S. Food and Drug Administration ("FDA") and comparable foreign government regulators, including product quality and safety. The Board receives detailed regular reports from members of our executive leadership team and other personnel that include discussions of the risks and exposures involved with their respective areas of responsibility. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business. Primary areas of risk oversight for the full Board include, but are not limited to, general commercial risks in the musculoskeletal healthcare industry, such as competition, pricing pressures and the reimbursement landscape; risks associated with our strategic plan and annual operating plan; risks related to our capital structure; and risks pertaining to mergers, acquisitions, divestitures and other complex transactions.

POLICIES ON CORPORATE GOVERNANCE

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving shareholders well and maintaining our integrity in the marketplace. Our Board has adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, Restated Bylaws, Board committee charters and key Board policies, form the framework for our governance. Our Board regularly reviews corporate governance developments and modifies its Corporate Governance Guidelines, committee charters and key policies as warranted.

The current versions of the following documents are available in the Investor Relations/Corporate Governance section of our website, www.zimmerbiomet.com:

- Code of Business Conduct and Ethics, which applies to all directors, officers and employees;
- Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "finance code of ethics"), which applies to our CEO, CFO, Chief Accounting Officer/Corporate Controller and other finance organization employees;
- Corporate Governance Guidelines;
- Audit Committee Charter;
- Compensation and Management Development Committee Charter;
- Corporate Governance Committee Charter;
- Quality, Regulatory and Technology Committee Charter;

- Board Policy on Ratification of Independent Registered Public Accounting Firm;
- Board Policy on Stockholder Rights Plans; and
- Statement of Engagement on Public Policy Issues.

If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our CEO, CFO, or Chief Accounting Officer/Corporate Controller, we will disclose the nature of that amendment or waiver in the Investor Relations section of our website.

LIMIT ON OTHER DIRECTORSHIPS

Under our Corporate Governance Guidelines, our non-employee directors who are not executive officers of other public companies are limited to serving on a total of four public company boards, including ours, and our non-employee directors who serve as executive officers of other public companies are limited to serving on a total of three public company boards, including their own company's board and our Board. Further, our Audit Committee members are limited to serving on a total of three public company audit committees, including ours.

Our Board is aware that certain of our investors, in recognition of the increased time required of boards of directors, have policies to limit directors who are CEOs of public companies to a total of two public company boards. While our Board recognizes that directors who are employed full-time, whether as executives of public companies or in other positions, naturally have greater demands placed on their time than directors who have retired from full-time employment, our Board has chosen not to adopt the more restrictive two-board limit for our non-employee directors who serve as public company executives so that our Board has more flexibility to assess the potential impact of directors' additional commitments as they arise.

BOARD SELF-EVALUATION PROCESS

Pursuant to New York Stock Exchange requirements, the Board's Corporate Governance Guidelines and the charters of each of the Board's committees, the Board and each of its committees are required to conduct self-evaluations of their performance. The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance. These self-evaluations, which are conducted annually, are intended to facilitate a candid assessment and discussion by the Board and each committee of its effectiveness as a group in fulfilling its responsibilities, evaluating its performance and identifying areas for improvement. The Chair of the Corporate Governance Committee oversees the annual self-evaluation process. Each director is expected to participate and provide feedback on a range of topics, including: Board and committee agendas; meetings; practices and dynamics; Board refreshment; committee structure, membership and leadership; the flow of information to and from the Board and its committees; management succession planning; and shareholder engagement. Director feedback is solicited on an individual basis through written questionnaires/assessments, individual director interviews and/or group discussions.

From time to time, the Board retains a third party experienced in corporate governance matters to act as a facilitator for the self-evaluation process, including preparing and reviewing the written questionnaires/assessments and conducting individual director interviews. The Chair of the Corporate Governance Committee, along with the third-party facilitator (when one is retained) reviews the feedback from the self-evaluation process and makes recommendations for areas with respect to which the Board and its committees should consider improvements. These areas are further discussed at a meeting led by the Chair of the Corporate Governance Committee and the third-party facilitator (when one is retained) at which all Board members are present. At the conclusion of this meeting, the Chair of the Corporate Governance Committee, working with the senior management team, develops action plans for any items that require follow-up.

DIRECTOR INDEPENDENCE

The Board's Corporate Governance Guidelines, which are available on our website at www.zimmerbiomet.com, include criteria adopted by the Board to assist it in making determinations regarding the independence of its members. The criteria are consistent with the New York Stock Exchange listing standards regarding director independence. To be considered independent, the Board must determine that a director has no material relationship, directly or indirectly, with us. In assessing independence, the Corporate Governance Committee and the Board consider a wide range of relevant facts and circumstances. The Board has determined that each of our non-employee directors, Christopher Begley, Betsy Bernard, Michael Farrell, Robert Hagemann, Arthur Higgins, Maria Teresa Hilado, Syed Jafry, Sreelakshmi Kolli and Michael Michelson, meets these standards and is independent. The remaining director, Bryan Hanson, is our CEO and is not independent.

MAJORITY VOTE STANDARD FOR ELECTION OF DIRECTORS

Our Restated Bylaws require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (the number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated Bylaws, any director who fails to be elected must tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision.

If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the 2023 annual meeting are currently serving on the Board.

NOMINATIONS FOR DIRECTORS

The Corporate Governance Committee screens candidates and recommends candidates for nomination to the full Board. In seeking and evaluating director candidates, the committee considers individuals in accordance with the criteria described above under "Director Criteria, Qualifications and Experience." Director candidates may be recommended by Board members, a third-party search firm or shareholders.

The committee considers candidates proposed by shareholders and evaluates them using the same criteria as for other candidates. A shareholder who wishes to recommend a director candidate for consideration by the committee should send such recommendation to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information.

A shareholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the committee as a nominee, but does not intend to have the candidate included in our proxy materials, must comply with the advance notice requirements set forth in our Restated Bylaws. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2024 annual meeting of shareholders? – *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2024 Annual Meeting of Shareholders*" on page 84 for more information.) In addition, in 2019, our Board adopted "proxy access," which permits eligible shareholders to nominate and include in our proxy materials director nominees if certain requirements are met. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2024 annual meeting of shareholders? – *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access")*" on page 84 for more information.) Further, shareholders who intend to solicit proxies in support of director nominees other than our nominees must comply with Rule 14a-19 under the Exchange Act. (See "What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2024 annual meeting of shareholders? – *Notice Requirements under Universal Proxy Rules*" on page 84 for more information.)

COMMUNICATIONS WITH DIRECTORS

Shareholders or other interested parties may contact our directors by writing to them either individually or as a group or partial group (such as all independent directors), c/o Corporate Secretary, Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580. If you wish your communication to be treated confidentially, please write the word "CONFIDENTIAL" prominently on the envelope and address it to the director by name so that it can be forwarded without being opened. Communications addressed to multiple recipients, such as to "Board of Directors," "Audit Committee," "Independent Directors," etc. will necessarily have to be opened and copied by the Office of the Corporate Secretary in order to forward them, and hence cannot be treated confidentially.

BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings, meetings of committees on which they serve and shareholder meetings. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During 2022, the Board held 8 meetings and the standing committees of the Board held a total of 22 meetings. All directors attended 75% or more of the meetings of the Board and committees on which they served. All current directors then standing for election attended the 2022 annual meeting of shareholders.

Each regularly scheduled Board meeting normally begins with a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees, as well as an opportunity for the independent directors to go into executive session (without the CEO) if requested by any director. The independent directors may meet in executive session, without the CEO, at any time, and are scheduled for such independent executive sessions at each regularly scheduled Board meeting. Currently, Mr. Begley presides at these executive sessions as Lead Independent Director.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. Under our Audit Committee's charter, which is available on our website at www.zimmerbiomet.com, our Audit Committee must review and approve all related person transactions in which any executive officer, director, director nominee or more than 5% shareholder of the company, or any of their immediate family members, has a direct or indirect material interest. The Audit Committee may not approve a related person transaction unless (1) it is in or not inconsistent with our best interests and (2) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party.

Under our Code of Business Conduct and Ethics, which is available on our website at www.zimmerbiomet.com, and related policies and procedures, actual or potential conflicts of interest involving any other employee must be disclosed to and resolved by our Human Resources Department, in consultation with our Compliance Office.

In February 2018, we entered into an aircraft time sharing agreement with Bryan Hanson, our Chairman, President and Chief Executive Officer. Both the Audit Committee and the Compensation and Management Development Committee of our Board authorized entry into the agreement. Under the agreement, Mr. Hanson is permitted to reimburse us for the incremental costs of his personal use of corporate aircraft consistent with Federal Aviation Administration regulations. Mr. Hanson was permitted personal use of corporate aircraft up to a maximum incremental cost to us of $150,000 in 2022. The agreement is intended to cover any personal use in excess of the annual limit. Additionally, Messrs. Upadhyay and Tornos are permitted limited personal use of our corporate aircraft, up to $35,000 each in aggregate incremental cost to us, plus an overage cushion for each executive of up to 20% (or $7,000) for unforeseen circumstances.

Al Hanson, Jr., a Regional Sales Director in Restorative Therapies for our Sports Medicine business, is the brother of Bryan Hanson, our Chairman, President and Chief Executive Officer. In 2022, Mr. Al Hanson received approximately $314,041 in total compensation, consisting of his salary, bonus and other benefits. The amounts paid to Mr. Al Hanson were commensurate with those paid to employees in similar positions and responsibility levels.

COMMITTEES OF THE BOARD

Our Restated Bylaws provide that the Board may delegate certain of its responsibilities to committees. During 2022, the Board had four standing committees: an Audit Committee; a Compensation and Management Development Committee; a Corporate Governance Committee; and a Quality, Regulatory and Technology Committee. Each of the standing committees is composed entirely of independent directors. In addition, the members of the Audit Committee and the Compensation and Management Development Committee meet the heightened standards of independence required by SEC rules and New York Stock Exchange listing standards.

The table below shows the current membership of each standing Board committee and the number of meetings held during 2022.

STANDING COMMITTEE ASSIGNMENTS

Director	Audit Committee	Compensation and Management Development Committee	Corporate Governance Committee	Quality, Regulatory and Technology Committee
Christopher B. Begley			✓	✓
Betsy J. Bernard	✓		Chair	
Michael J. Farrell		✓		Chair
Robert A. Hagemann	Chair		✓	
Bryan C. Hanson				
Arthur J. Higgins		Chair		✓
Maria Teresa Hilado	✓		✓	
Syed Jafry		✓		✓
Sreelakshmi Kolli	✓			✓
Michael W. Michelson		✓		✓
2022 Meetings	9	4	5	4

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Maria Teresa Hilado
Sreelakshmi Kolli

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The principal functions of the Audit Committee include:

- pre-approving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;
- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;
- reviewing and discussing with management and our independent registered public accounting firm our quarterly and annual financial statements prior to their public release;
- reviewing major issues as to the adequacy of our internal controls;
- overseeing our compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program, and aspects of our risk management processes; and
- reviewing and discussing with management our privacy, data security, business continuity and cyber security-related risk exposures, including receiving reports on assessments of our cybersecurity program by independent third-party experts.

The Board of Directors has determined that Mses. Bernard and Hilado and Mr. Hagemann qualify as "audit committee financial experts" as defined by SEC rules. Shareholders should understand that this designation is an SEC disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liabilities that are greater than those that are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

See also the "Audit Committee Matters" section of this proxy statement for additional information about the Audit Committee's responsibilities and actions and the Audit Committee Report.

Compensation and Management Development Committee

Arthur J. Higgins, Chair
Michael J. Farrell
Syed Jafry
Michael W. Michelson

The Compensation and Management Development Committee has overall responsibility for approving and evaluating our executive compensation plans, policies and programs. The duties of the Compensation and Management Development Committee include:

- reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives;
- reviewing and discussing with the CEO the performance of our other executive officers;
- reviewing and approving the base salary, annual and long-term incentive compensation and other compensation, perquisites or special or supplemental benefits to be paid or awarded to our CEO and other executive officers;
- approving and authorizing the company to enter into any severance arrangements, change in control severance agreements or other compensation-related agreements with our executive officers, in each case as, when and if appropriate;
- reviewing and making recommendations to the Board with respect to our incentive compensation and equity-based plans;
- administering our incentive compensation and equity-based plans, including making awards under such plans;
- monitoring compliance by our executive officers with our stock ownership guidelines;
- overseeing the process for identifying and addressing any material risks relating to our compensation policies and practices;
- cooperating with the Corporate Governance Committee in reviewing non-employee director compensation and providing input with respect to any proposed changes in director compensation;
- as part of periodic organization and talent planning, either as part of the full Board, or at the Board's direction, reviewing talent and development plans relative to senior management;
- either as part of the full Board, or at the Board's direction, reviewing and monitoring our policies and strategies related to human capital management;
- reviewing and discussing with management the Compensation Discussion and Analysis required by SEC regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement; and
- reviewing the results of non-binding advisory votes on executive compensation and determining whether changes should be made to our executive compensation policies and programs in light of shareholder feedback.

None of the members of the Compensation and Management Development Committee during 2022 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Exchange Act. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or the Board or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

The report of the Compensation and Management Development Committee appears on page 57.

Compensation Risk Assessment

At the request of the Compensation and Management Development Committee, Willis Towers Watson, the committee's former compensation consultant, conducted an in-depth qualitative review of the potential risks associated with our executive compensation program in 2015, and it has updated its assessment each year thereafter. The components of our executive compensation program are part of our global compensation structure, and the majority of the compensation policies or practices that apply to other levels of our employees or to any of our subsidiaries or divisions are included in our executive compensation program. For 2022, Willis Towers Watson found that our executive compensation program is in alignment with current market practices, contains an appropriate balance of risk versus rewards and incorporates appropriate risk mitigating factors. Consistent with prior years, Willis Towers Watson found no design features in our executive compensation practices that pose a significant concern from the perspective of motivating senior officers to knowingly expose us to excessive enterprise risk. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on us. During 2023, we plan to undertake a compensation risk assessment with our new independent compensation consultant, Semler Brossy Consulting Group, LLC.

Corporate Governance Committee

Betsy J. Bernard, Chair
Christopher B. Begley
Robert A. Hagemann
Maria Teresa Hilado

The Corporate Governance Committee oversees the Board's corporate governance policies and practices and assists the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen. In its oversight of corporate governance policies and practices, the Corporate Governance Committee's duties include:

- developing and recommending to the Board criteria for selection of non-management directors;
- recommending to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board committees;
- analyzing information relevant to the Board's determination as to whether a director is independent;
- overseeing the annual self-evaluation process for the Board and its committees;
- periodically reviewing the Board's leadership structure and recommending any proposed changes to the Board for approval;
- monitoring emerging corporate governance trends and recommending to the Board any proposed changes in our corporate governance policies;
- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and
- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

In assisting the Board in its oversight with respect to matters that involve our image, reputation and standing as a responsible corporate citizen, the Corporate Governance Committee reviews and considers, among other items, the following from time to time as it deems appropriate:

- current and emerging environmental, social and governance ("ESG"), political, corporate citizenship and public policy issues and trends that may affect our business activities, performance, reputation or public image;
- our public policy, government relations and advocacy activities, including our policies on political contributions and the activities of the Zimmer Biomet Political Action Committee;
- our sustainability activities, including initiatives related to the environment and climate change;
- our community relations activities and charitable contributions, including the underlying philosophy, goals and purposes of our contribution activities;
- our initiatives related to promoting access to healthcare and other social responsibility issues; and
- shareholder proposals submitted for inclusion in our proxy materials that relate to public policy or social responsibility issues.

Quality, Regulatory and Technology Committee

Michael J. Farrell, Chair
Christopher B. Begley
Arthur J. Higgins
Syed Jafry
Sreelakshmi Kolli
Michael W. Michelson

The Quality, Regulatory and Technology ("QR&T") Committee assists the Board in its oversight of product quality and safety and our research, innovation and technology initiatives in the context of our overall corporate strategy, goals and objectives. In its oversight of risk management, the QR&T Committee reviews and considers, among other items, the following:

- our overall quality strategy;
- processes in place to monitor and control product quality and safety;
- results of product quality and quality system assessments by the company and external regulators; and
- any significant product quality issues that may arise.

In overseeing our research, innovation and technology initiatives, the QR&T Committee reviews and considers, among other items, the following as it deems appropriate:

- the strategic goals, objectives and direction of our research programs and the alignment of those programs with our portfolio of businesses and our long-term business objectives and strategic goals;

- the relationship of our strategic research plan to our overall approach to technical and commercial innovation and technology acquisition;
- our product development pipeline;
- our major technology positions and strategies relative to emerging technologies, emerging concepts of therapy and healthcare, and changing market requirements;
- the processes for identifying and prioritizing, and, as applicable, the development of, innovative technologies that arise from within and outside the company;
- our ability to internally develop technology being, or proposed to be, developed, or to access and maintain such technology from third parties through acquisitions, licensing, collaborations, alliances, investments or otherwise; and
- the potential impact on us in the event that technology being, or proposed to be, developed is not developed or accessed by us.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include annual retainers, committee chair annual fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our shareholders.

The following table sets forth information regarding the compensation we paid to our non-employee directors for 2022. Mr. Hanson is not included in this table because he received no additional compensation for his service as a director.

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Christopher B. Begley	150,000	190,156	38,681	378,838
Betsy J. Bernard	125,000	190,978	50,933	366,911
Michael J. Farrell	125,000	189,422	29,679	344,101
Robert A. Hagemann	135,000	191,864	59,228	386,092
Arthur J. Higgins	130,000	192,553	64,744	387,297
Maria Teresa Hilado	96,250	202,093	15,743	314,086
Syed Jafry	55,000	243,215	14,232	312,446
Sreelakshmi Kolli	55,000	242,972	4,587	302,559
Michael W. Michelson	110,000	189,200	27,347	326,546

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under our Deferred Compensation Plan for Non-Employee Directors. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units ("DSUs") and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the grant date fair value of the stock awards granted in 2022 to the non-employee directors, determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), and the incremental fair value computed under ASC 718 related to the directors' restricted stock units ("RSUs") and DSUs that were adjusted on March 1, 2022 in connection with the ZimVie spinoff. For the stock awards granted to non-employee directors in 2022, the grant date fair value is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. All stock awards to directors are fully vested on the date of grant but are subject to mandatory deferral of settlement until the director's termination of service from the Board, or later, as explained more fully below.

The following table sets forth the grant date fair value of annual grants of RSUs and DSUs awarded to each director elected or reelected at the 2022 annual meeting of shareholders, the grant date fair value of DSUs granted during 2022 pursuant to the mandatory deferral provisions of the Deferred Compensation Plan for Non-Employee Directors, and the incremental fair value computed under ASC 718 related to the directors' RSUs and DSUs that were adjusted in 2022 in connection with the ZimVie spinoff.

2022 STOCK AWARDS

Name	RSUs (granted 05-13-22) ($)	DSUs (granted 05-13-22) ($)	DSUs (mandatory deferral) ($)	Incremental Fair Value of All Unvested Stock Awards from the ZimVie Spinoff Adjustment ($)	Total ($)
Christopher B. Begley	130,000	57,565	—	2,591	190,156
Betsy J. Bernard	130,000	57,565	—	3,413	190,978
Michael J. Farrell	130,000	57,565	—	1,857	189,422
Robert A. Hagemann	130,000	57,565	—	4,299	191,864
Arthur J. Higgins	130,000	57,565	—	4,988	192,553
Maria Teresa Hilado	130,000	57,565	13,750	778	202,093
Syed Jafry	130,000	57,565	55,000	650	243,215
Sreelakshmi Kolli	130,000	57,565	55,000	407	242,972
Michael W. Michelson	130,000	57,565	—	1,635	189,200

(3) Amounts in this column represent the dollar value of dividend equivalents credited in the form of additional DSUs under the Deferred Compensation Plan for Non-Employee Directors. Dividend equivalents are credited at the same rate as cash dividends paid on our common stock. Please see page 51 below for additional information about the adjustments made in connection with the ZimVie spinoff.

Retainers

We pay non-employee directors quarterly, on the last day of March, June, September and December. During 2022, we paid non-employee directors an annual retainer of $110,000 subject to mandatory deferral requirements as described below. We paid our Lead Independent Director an additional retainer at an annual rate of $40,000. We paid our Audit Committee chair an additional annual retainer of $25,000, we paid our Compensation and Management Development Committee chair an additional annual retainer of $20,000, and we paid each of the chairs of our other standing Board committees additional annual retainers of $15,000. Accordingly, we paid the following amounts during 2022:

	March 31 ($)	June 30 ($)	September 30 ($)	December 31 ($)	Total ($)
Lead Independent Director annual retainer	10,000	10,000	10,000	10,000	40,000
Director annual retainer	27,500	27,500	27,500	27,500	110,000
Audit Committee chair annual retainer	6,250	6,250	6,250	6,250	25,000
Compensation and Management Development Committee chair annual retainer	5,000	5,000	5,000	5,000	20,000
Other standing committee chair annual retainer	3,750	3,750	3,750	3,750	15,000

Directors who commence service on the Board, or who commence service as a standing committee chair or as Lead Independent Director, are paid applicable quarterly fees beginning with the quarter during which they commence such service. Similarly, directors who terminate service on the Board or terminate service as a standing committee chair or as Lead Independent Director are paid applicable quarterly fees through the quarter during which such service terminated.

Equity-Based Compensation and Mandatory Deferrals

We awarded each non-employee director who was elected or reelected at the 2022 annual meeting of shareholders 500 DSUs as of the date of the annual meeting with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the Deferred Compensation Plan for Non-Employee Directors. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs.

Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. When we pay cash dividends on our common stock, amounts deferred as DSUs are credited with additional DSUs equal to the number of shares of our common stock that could have been purchased if we paid cash dividends on the DSUs held in directors' deferred compensation accounts and such cash was reinvested in our common stock. These additional DSUs are subject to mandatory deferral.

All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Non-employee directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments.

During 2022, we also awarded each non-employee director RSUs as of the date of the annual meeting of shareholders with an initial value of $130,000 based on the price of our common stock on that date. These awards were made under the Stock Plan for Non-Employee Directors. The RSUs vested immediately and are subject to mandatory deferral until May 13, 2025, or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education

We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on Zimmer Biomet business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs incurred in attending director education programs.

AUDIT COMMITTEE MATTERS

Proposal 2 – Ratification of the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including the review and approval of audit fees. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2023. We are asking shareholders to ratify this appointment as a matter of policy.

If shareholders do not ratify the selection of PwC, the Audit Committee will consider any information submitted by shareholders in connection with the selection of the independent registered public accounting firm for the next year. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes such a change would be in our best interest and the best interest of our shareholders.

PwC has served as our independent registered public accounting firm continuously since 2000. In accordance with SEC rules, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of our lead audit partner pursuant to this rotation policy involves discussions among PwC, management and the full Audit Committee, as well as interviews by the Chair of the Audit Committee and our CFO of candidates recommended by PwC. In addition, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm.

In determining whether to reappoint PwC to serve as our independent registered public accounting firm, the Audit Committee annually considers several factors, including:

- PwC's independence and objectivity;
- PwC's capabilities considering the complexity of our global operations, including the skills and experience of the lead audit partner;
- PwC's historical and recent performance, including the extent and quality of PwC's communications with the Audit Committee and management's views of PwC's overall performance;
- data related to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") inspection reports on PwC;
- PwC's knowledge of and familiarity with our business and industry and our accounting policies and practices; and
- the appropriateness of PwC's fees, taking into account the size and level of complexity of our organization and the resources necessary to perform the audit.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as our independent registered public accounting firm is in our best interest and in the best interest of our shareholders.

Representatives of PwC attended all meetings of the Audit Committee in 2022. We expect that a representative of PwC will be present at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

Our Board recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2023.

RESPONSIBILITIES OF THE AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of our financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of our internal audit function and compliance with certain legal and regulatory requirements, including oversight of our Corporate Compliance Program. The committee is directly responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting.

The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on the company's internal control over financial reporting.

The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

See also "CORPORATE GOVERNANCE – Committees of the Board – Audit Committee" on page 17 for additional information about the Audit Committee's functions and composition.

ACTIVITIES OF THE AUDIT COMMITTEE IN 2022

The committee held 9 meetings during 2022. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, our internal auditor and PwC. At these meetings, the committee:

- discussed with the internal auditor and with PwC the overall scope and plans for their respective audits;
- reviewed and discussed with management and PwC the consolidated financial statements;
- met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting;
- reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report on internal control over financial reporting;
- reviewed and discussed the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies and processes;
- reviewed and discussed with management the design and operation of our Corporate Compliance Program designed to prevent, detect and remediate non-compliance with applicable laws, regulations, industry codes and Zimmer Biomet policies and procedures;
- reviewed and discussed with management our privacy, data security, business continuity and cyber security-related risk exposures;
- received and reviewed a report prepared by an independent firm in collaboration with our internal auditor regarding the testing of payments we made to healthcare professionals during 2022; the focus of the testing was to confirm that the payments were made on a basis consistent with identified requirements of our Corporate Compliance Program;
- discussed with management and the internal auditor the process used to support certifications by the CEO and CFO that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the SEC and the processes used to support management's report on internal control over financial reporting;
- pre-approved audit and permitted non-audit services in accordance with the policy described below;
- discussed with PwC the matters required to be communicated to the committee as described below;
- discussed the auditor's independence with PwC and made the conclusions regarding independence described below; and
- evaluated PwC's performance and considered factors relevant to the reappointment of PwC.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The Audit Committee will consider annually and, if appropriate, pre-approve the provision of audit and permitted non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, pre-approve specific services that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Chair of the Audit Committee between regular meetings. The Audit Committee Chair has the delegated authority to pre-approve such services up to a specified fee amount. These pre-approval decisions are reported to the full Audit Committee at its next scheduled meeting.

AUDIT AND NON-AUDIT FEES

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2022 and 2021. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process described above.

	(000's)	
	2022	2021
Audit Fees[1]	$ 9,410	$ 9,582
Audit-Related Fees[2]	927	6,907
Tax Fees[3]	731	1,051
All Other Fees[4]	24	11
Total Fees	$11,092	$17,551

(1) This category includes the audit of our annual financial statements, the audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." Fees for audit-related services primarily related to audits of the historical financial statements associated with the ZimVie Inc. spinoff, attest services related to due diligence services, pre-implementation reviews, accounting consultation, non-statutory financial reporting outside the U.S. and other assess and recommend projects.

(3) This category consists of tax services provided by PwC for tax compliance as well as tax advice including tax planning and transfer pricing services.

(4) This category consists primarily of fees for the use of PwC accounting research and other data insight tools, benchmarking services and other operational reviews.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2022, and PwC's evaluation of the company's internal control over financial reporting. The committee has discussed with PwC the matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC. PwC has provided the committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the committee concerning independence, and the committee has discussed with PwC that firm's independence. The committee has concluded that PwC's provision of audit and non-audit services to the company and its affiliates is compatible with PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities as described in this proxy statement and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2022 be included in our Annual Report on Form 10-K for filing with the SEC.

Audit Committee

Robert A. Hagemann, Chair
Betsy J. Bernard
Maria Teresa Hilado
Sreelakshmi Kolli

EXECUTIVE COMPENSATION

Proposal 3 – Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors is committed to excellence in corporate governance and recognizes the interest our shareholders have expressed with respect to our executive compensation program. As a part of this commitment, and in accordance with Section 14A of the Exchange Act, our shareholders are being asked to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs") as reported in this proxy statement. This proposal, commonly known as a "Say on Pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive compensation program for our NEOs for 2022.

A detailed description of our executive compensation program is available in the Compensation Discussion and Analysis section of this proxy statement ("CD&A"). Our Board and Compensation and Management Development Committee believe that our executive compensation program is tied to performance, aligns with shareholder interests and merits shareholder support. Accordingly, the Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders of Zimmer Biomet Holdings, Inc. approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the SEC's executive compensation disclosure rules, including the CD&A, the compensation tables and narrative disclosures."

Although this vote is non-binding, the Board and the Compensation and Management Development Committee value the views of our shareholders and will review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation, and we expect to conduct the next advisory vote at our 2024 annual meeting of shareholders.

Our Board recommends a vote FOR the advisory resolution approving executive compensation.

Proposal 4 – Advisory Vote on the Frequency of Say on Pay Votes

In accordance with Section 14A of the Exchange Act, our shareholders are being asked to vote, on a non-binding, advisory basis, on how frequently they would like to cast future Say on Pay votes. By voting on this proposal, commonly known as a "Say on Frequency" proposal, our shareholders may indicate whether they would prefer that we conduct future advisory votes on NEO compensation once every one, two, or three years. Our prior Say on Frequency vote occurred in 2017. At that year's meeting, shareholders agreed with the Board's recommendation that advisory votes on executive compensation should occur every year. Although the Say on Frequency vote is non-binding, the Board and the Compensation and Management Development Committee value the views of our shareholders and will take into account the results of this year's Say on Frequency vote in determining the frequency of future Say on Pay votes.

After careful consideration of the frequency alternatives, the Board believes that continuing to conduct an advisory vote on executive compensation on an annual basis is currently appropriate for Zimmer Biomet and our shareholders. The Board believes that an annual vote is consistent with our company's efforts to engage in an ongoing dialogue with our shareholders on executive compensation and corporate governance matters.

Our Board recommends a vote for the option of 1 YEAR on the Say on Frequency proposal.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

2022 NEOs

This CD&A describes the compensation of the following NEOs for 2022:

NEO	Title
Bryan Hanson	Chairman, President and Chief Executive Officer
Suketu Upadhyay	Executive Vice President and Chief Financial Officer
Ivan Tornos	Chief Operating Officer
Sang Yi	President, Asia Pacific ("APAC")
Chad Phipps	Senior Vice President, General Counsel & Secretary

Shareholder Engagement and Response to the 2022 Say on Pay Vote

The Compensation and Management Development Committee of the Board (the "committee" in this CD&A and the executive compensation tables and narrative discussion that follow) has historically taken into consideration the results of our non-binding advisory votes on executive compensation (commonly referred to as "Say on Pay") when making future decisions regarding the structure and implementation of our executive compensation program. For the past several years, at the committee's request, we have engaged in shareholder outreach to hear feedback directly from shareholders about our executive compensation program and other governance matters. At our 2022 annual meeting of shareholders, approximately 54% of votes cast were voted in favor of our Say on Pay proposal. This represented a significant decline from 2021, when the Say on Pay proposal received the support of approximately 93% of votes cast.

Shareholder Outreach and Engagement

We value the perspectives of our shareholders and believe that shareholder engagement leads to enhanced governance and compensation practices. We engage with our shareholders and other stakeholders through a continuous engagement program that is management-led and overseen by the Board. We use our engagement program to learn the perspectives of our shareholders and other stakeholders, to address questions and concerns and to provide perspective on our policies and practices. We view our annual Say on Pay votes as an important foundation for hearing our shareholders' perspectives. During 2022, we undertook a multi-phased shareholder outreach program. Our program began with certain shareholder engagement meetings leading up to our annual meeting, and continued with more extensive engagement following our 2022 annual meeting, to better understand our shareholders' concerns underlying the voting results of our 2022 Say on Pay proposal.

Following the issuance by leading proxy advisory firms of recommendations to vote "Against" our Say on Pay proposal, and prior to the 2022 annual meeting, we reached out to nearly 30 institutional shareholders representing approximately 63% of our outstanding shares (based on share ownership data as of December 31, 2021) to gather their feedback about, and to discuss aspects we believed warranted support for, the Say on Pay proposal. As a result of that outreach, we engaged in discussions with institutional shareholders then representing approximately 21% of our outstanding shares. Our team involved in these outreach efforts and discussions included our SVP, Chief Communications & Administration Officer, our SVP, Chief Human Resources Officer, and our VP, Associate General Counsel & Assistant Secretary. The Chairman of the committee also participated in several of the meetings. The collective feedback received from shareholders was then reported to and discussed with the committee and the Corporate Governance Committee of the Board of Directors. The committee then considered a variety of possible actions to address our shareholders' feedback.

Following the 2022 annual meeting, we reached out to 33 of our largest shareholders representing approximately 67% of our outstanding shares (based on ownership data as of September 30, 2022) to invite them to meet with us. As a result of that outreach, we met with institutional shareholders representing approximately 64% of those shares we invited. The balance of the shareholders we invited either declined our invitation (17% of the shares of the holders we invited) or did not respond (18% of the shares of the holders we invited). Based on their feedback and the replies we received, some of the shareholders that declined the opportunity to engage indicated that they did so because they did not have ongoing concerns with the design of our executive compensation program. We also engaged with two leading proxy advisory firms. Our team involved in these subsequent

shareholder outreach efforts included our SVP, Chief Communications & Administration Officer, our VP, Total Rewards, and our VP, Associate General Counsel & Assistant Secretary. The Chairman of the committee also participated in meetings with shareholders representing approximately 82% of the shares of the holders with which we met – and approximately 35% of all outstanding shares. As was the case following the earlier meetings, the collective feedback received was then reported to and discussed with the committee and, where applicable, the Corporate Governance Committee.

Fall 2022 Shareholder Outreach[1]


Percentage of All Shares
Percentage of Shares of Those Invited
Percentage of Shares of Those Met
33% of Shares Not Invited
67% of Shares Invited
18% Neither Met with Us Nor Declined
64% Met with Us
17% Declined to Meet with Us
18% Did Not Meet with committee Chairman
82% Met with committee Chairman

(1) Percentages based on September 30, 2022 share ownership reports.

During these discussions, we invited shareholder and proxy advisory firm feedback on compensation matters and on possible actions the committee could take to implement such feedback. We provided an overview of our compensation program and compensation decisions relating to the ZimVie Inc. ("ZimVie") spinoff. We also provided an Environmental, Social and Governance ("ESG") update, discussed the effect of the COVID-19 pandemic on our business and reviewed various aspects of our historical business performance. In addition, the discussions often addressed a variety of other topics, including diversity, equity and inclusion ("DEI"); our quality program; supply chain matters; Board composition and director succession planning; climate and environmental sustainability initiatives; and innovation in our business and the continuing evolution of the medical technology market.

The committee then considered the collective shareholder feedback, including suggestions on possible actions to address shareholder concerns. The committee factored the feedback and considerations into its final review of 2022 executive performance, 2023 executive compensation actions and future shareholder outreach preparations.

Shareholder Feedback – What We Heard

The committee valued the opportunity to hear directly from our shareholders, and the committee and the Board thank our shareholders for their continuing engagement and feedback. Based on engagement with our shareholders and feedback from the proxy advisory firms, we believe that the primary concerns about our executive compensation program leading up to the 2022 annual meeting, as indicated by a majority of the shareholders with which we engaged, related to the fact that, in connection with our 2022 spinoff of ZimVie, the performance restricted stock units ("PRSUs") granted to our executives and other employees in 2020 and 2021 were converted to time-based restricted stock units ("RSUs") and, in the case of the 2020 PRSUs, the committee exercised its discretion to increase the payout upon conversion from 0% to the 50% threshold. Additionally, a majority of the institutional shareholders with which we engaged indicated general support for our core executive compensation program.

One key element of the shareholder feedback was a desire to obtain a better understanding of how the committee considered the ZimVie spinoff in its compensation decisions. Please see below under "THE COMMITTEE'S PROCESSES AND ANALYSES – The ZimVie Inc. Spinoff" for additional information regarding the committee's considerations and actions taken in connection with the ZimVie spinoff. Importantly, during these engagement discussions, shareholders acknowledged the profound disruptions to our business caused by COVID-19. With regard to executive compensation in particular, while the views and opinions of various shareholders differ, several key themes emerged during our engagement discussions, as described further below. The committee acted to specifically address this feedback in its final review of 2022 executive performance and when making compensation decisions for 2023.

Responses to Primary Feedback – What We Did

Conversion of PRSUs Into Time-Based RSUs

Through extensive engagement as described above, the committee received clear feedback from certain shareholders that they were not supportive of the conversion of the unearned 2020 and 2021 PRSU awards into time-based RSUs.

Going forward, the committee affirms that it will not consider conversion of PRSUs into time-based RSUs.

Increasing Payout of PRSUs

The committee received additional clear feedback from certain shareholders that they were not supportive of the committee's decision to convert the 2020 PRSUs at the threshold payout (50%) level when they were tracking for a 0% payout.

Going forward, the committee affirms that it will not increase the payout level of PRSUs above the realized level of achievement.

One-Time Equity Grants to Executive Officers

The committee received clear feedback from certain shareholders that they generally are not supportive of the use of special one-time equity grants to executive officers.

The committee continues to believe that one-time grants to executive officers remain appropriate in two circumstances. First, the committee recognizes that, to induce a proven executive to leave his or her current employer, new hire compensation packages often involve one-time awards to replace forfeited compensation and to further induce the executive to join us. Second, in a highly-competitive market for proven executive talent, it may at times be necessary to award additional compensation to retain key executive officers who have other opportunities available to them.

Going forward, the committee affirms that it will not issue one-time equity grants to executive officers unless such grants:

- Are reasonable and necessary to induce the executive to leave their current employer, or
- Are performance-based awards to retain key executive officers faced with a competing offer or other planned departure.

As described below under "ONE-TIME EQUITY GRANTS IN 2022," the committee approved one-time RSU grants to two named executive officers in March 2022 prior to initiating its shareholder engagement discussions. The committee recognizes these one-time RSU grants did not fall within either of the above-described exceptions, and commits not to make such grants in the future.

The following tables summarize the primary shareholder feedback discussed above as well as other feedback we received from our shareholders and proxy advisory firms, together with actions taken in response.

Primary Feedback

2022 Compensation Element	Shareholder Feedback	Actions Taken in Response
Conversion of 2020 and 2021 PRSUs into RSUs in connection with the ZimVie spinoff	Not supportive of the conversion of PRSUs into non-performance-based awards	The committee confirmed that it will not convert PRSUs into time-based RSUs in the future.
Converting 2020 PRSUs at 50% in connection with the ZimVie spinoff when they were tracking for a 0% payout	Not supportive of the decision to increase the payout level on the 2020 PRSUs	The committee confirmed that it will not increase the payout levels above the realized level of PRSUs in the future.
Making one-time time-based equity grants to executive officers	Not supportive of one-time time-based equity grants to executive officers	The committee committed to eliminate one-time time-based equity grants to executive officers, except for new hires or for performance-based retention grants.

Other Feedback

Element	Feedback	Actions Taken in Response
Disclosure regarding the committee's consideration of compensation actions taken in connection with the ZimVie spinoff	Requested enhanced disclosures regarding the committee's consideration of compensation actions taken in connection with the ZimVie spinoff	The committee has provided additional disclosures regarding the ZimVie spinoff in this proxy statement. Please see page 51 for additional information.
Disclosure of annual cash incentive and PRSU performance measures	Requested increased disclosure of targets for annual cash incentive and PRSU performance measures	The committee commits to disclosing annual cash incentive and PRSU targets at such time that disclosures would not create competitive harm.
Overlapping performance measures between annual cash incentive and PRSUs	Requested less overlap of the performance measures between the annual cash incentive plan and PRSUs	Beginning with the annual cash incentive and PRSU measures adopted for 2023, the committee has reduced the overlap in performance measures between the annual cash incentive and PRSUs to a permissible level of overlap as determined by a leading proxy advisory firm.
EEO-1 data	Requested disclosure of EEO-1 report data	The committee commits to include this data in our annual Sustainability Report starting in 2023.
Incentive plan ESG goals	Requested that the committee consider including one or more incentive plan goals tied to measurable ESG objectives	Our primary ESG measure is the global quality bonus modifier component of the annual cash incentive plan for 2022. For 2023, we have adopted a modifier with additional ESG quality goals for our annual cash incentive plan. Additionally, executive officers have tailored ESG measures included as part of their individual performance measures under the annual cash incentive plan. Please see pages 42-43 for additional information.
Director skills and attributes	Requested additional disclosure of director skills and attributes in the proxy statement	We have provided additional disclosure of director skills and experiences in this proxy statement. Please see page 11 for additional information.
Peer group selection	Proxy advisory firm feedback highlighted a consideration parallel to shareholder feedback that our executive compensation peer group included too many companies with a large market capitalization relative to Zimmer Biomet	The committee's changes to our peer group used for 2023 compensation determinations are consistent with this feedback. Please see pages 48-49 for additional information.

Additional Executive Compensation Changes for 2023

We adopted additional changes to our executive compensation program in response to comments we received from our shareholders during our 2022 outreach. Features of our executive compensation program for 2022, along with summaries of the changes we adopted in 2023, can be found below under "COMPENSATION PHILOSOPHY AND ELEMENTS – Elements of Executive Compensation".

Engagement of a New Independent Compensation Consultant

The committee has engaged Willis Towers Watson ("WTW") and its predecessor firms for approximately twenty years as its independent compensation consultant. During 2022, the committee concluded that it was prudent to initiate a search for a new independent compensation consultant to provide a fresh perspective on our executive compensation practices. Members of the committee evaluated and interviewed a number of other leading independent compensation consultants and, after considering the independence, experience, attributes and other factors of both WTW and the other alternatives, selected Semler Brossy Consulting Group, LLC ("Semler Brossy") as the committee's new independent compensation consultant in December 2022. Further information about the committee's independent compensation consultants is included below under "THE COMMITTEE'S PROCESSES AND ANALYSES – Role of Compensation Consultants."

Our 2022 Results and Executive Compensation

Impact of COVID-19 on Our Results

The vast majority of our net sales are derived from products used in elective surgical procedures that have declined significantly and been postponed during surges of COVID-19 as governments and healthcare systems took actions to prevent the virus's spread and to provide sufficient hospital beds and other resources to prioritize COVID-19 patients. Elective surgical procedures generally represent a greater proportion of our sales than those of our closest peers.

The company's relative total shareholder return ("TSR") was strong in 2019, prior to the onset of the global COVID-19 pandemic. Our transformational efforts had begun to deliver meaningful results to our shareholders, driving TSR into the top quartile of our peer group. However, as COVID-19 rapidly spread throughout the world in the first half of 2020, our net sales – and relative TSR – decreased dramatically as the United States and other countries took precautions to prevent the spread of the virus, including stay-at-home measures and hospitals deferring elective surgical procedures. Our full-year 2021 net sales increased by 11.6 percent compared to 2020, as elective surgical procedures were not as significantly impacted by the COVID-19 pandemic when compared to 2020. However, in 2021, we did experience periods with higher levels of deferrals of elective surgical procedures, most notably at the beginning of 2021 before vaccines were widely available and during surges of the Delta and Omicron virus variants. Additionally, we believe that staffing shortages at hospitals may have further contributed to the deferral of elective surgical procedures.

Our 2022 financial results continued to be impacted by the COVID-19 global pandemic. Specifically, in 2022, the Omicron variant contributed to fewer elective surgical procedures being performed earlier in the year, but elective procedure volumes recovered as the COVID-19 surge began to subside later in the first quarter and through the second quarter. In the second half of 2022, elective procedure volumes continued to improve across most markets relative to the first half of the year. We did experience more acute deferrals of elective surgical procedures in some markets in the fourth quarter of 2022, such as in China, due to surges of the virus. Even in light of these headwinds, we were able to deliver TSR performance for our shareholders in the top 10% of our peer group.

The following charts illustrate the company's TSR for calendar year 2019 through calendar year 2022 relative to our compensation peer group, as that peer group was defined as of the time the 2023 compensation decisions were made. Please see pages 48-49 for additional information about our updated peer group.



Source: Equilar

Transformational Achievements

Although the COVID-19 pandemic substantially impacted our business performance in recent years, the company's transformation agenda continued. We achieved many important milestones through the course of the pandemic. In evaluating management's performance, the committee holistically considers the company's financial performance, as well as other transformational achievements, notably the completion of the ZimVie spinoff ahead of schedule, and other factors including the following:

Dimension	Achievement	Impact
Mission & Culture	Created the One ZB Mission, Guiding Principles and Culture Promises	The One ZB Mission and our Guiding Principles unite all our global team members
Quality	Reduced: • FDA warning letters from 3 to 1 during 2018-2022; and • FDA recalls from over 60 in 2017 to under 10 in 2022	Our substantial improvement on Quality metrics, as well as the clearing of 2 FDA warning letters, demonstrates meaningful progress as a Trusted Partner and leads to better regulatory compliance
Compliance	Secured DOJ / SEC monitor certification in 2020	Certification demonstrated our ability to deliver on our commitment to being a Trusted Partner
Shift to Innovation	Doubled Vitality Index[1] from 2018 to 2022	We believe an improved Vitality Index is a strong indicator of our innovative R&D and product pipeline, the strength of our innovation programs and our ability to launch differentiated products into the marketplace
	Launch of the ZBEdge™ ecosystem	Our ZBEdge™ ecosystem uses data to create new capabilities to improve efficiency and patient outcomes
Top Level Talent	From 2018-2022: • Added new industry experience and capabilities to the Leadership Team (CEO plus direct reports), and improved diversity in that group from 18% to 67% • VP+ level women increased by 8% globally • U.S. team members who are persons of color increased by 6%	Attracting, engaging and retaining top talent, equitable treatment of our diverse team members and our inclusive environment advance our first Guiding Principle that supports our Mission

(1) Defined as gross new product sales divided by total sales.

Summary of Cash Payouts for 2022

The below table sets forth our NEOs' 2022 annual incentive plan payouts, as a percentage of the target opportunity and in terms of dollar amount. Additional details are provided later in this CD&A.

NEO	2022 Annual Cash Incentive Plan Payout (%)	2022 Annual Cash Incentive Plan Payout ($)
Bryan Hanson	124.7	2,268,340
Suketu Upadhyay	124.7	928,587
Ivan Tornos	119.5	1,059,530
Sang Yi[1]	116.4	595,104
Chad Phipps	124.7	582,629

(1) Mr. Yi's compensation is paid in Hong Kong Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2022 of 1 HKD = 0.127713 USD.

The committee selected three financial measures by which to assess 2022 performance for purposes of the awards under the annual cash incentive plan. These measures were selected to provide a balanced set of performance targets that focus on growth, profitability and operating efficiency, which we believe best drive total shareholder return.

The ZimVie Inc. Spinoff

On March 1, 2022, we successfully completed the spinoff of our Dental and Spine businesses into a standalone, publicly traded company, ZimVie. We believe the spinoff positioned both Zimmer Biomet and ZimVie to enhance their respective focus, meet the needs of patients and customers and achieve faster growth and greater value for all stakeholders. Please see "THE COMMITTEE'S PROCESSES AND ANALYSES – The ZimVie Inc. Spinoff" below for a summary description of compensation-related actions taken in connection with the ZimVie spinoff.

One-Time Equity Grants in 2022

In March 2022, prior to initiating compensation-related engagement with our shareholders and receiving feedback on our pay practices, the committee approved one-time grants of 1,641 RSUs with a grant date fair value of $200,000 to Mr. Phipps and 2,052 RSUs with a grant date fair value of $250,000 to Mr. Yi, which RSU grants will vest on March 1, 2024. The committee authorized these one-time grants to Mr. Phipps and Mr. Yi in recognition of important contributions each had made to leadership of the company as a whole and for their respective functional areas throughout the ongoing challenges of the pandemic and, in Mr. Yi's case, his contributions in responding to the new volume-based procurement process in China.

As further discussed above under "Shareholder Engagement and Response to the 2022 Say on Pay Vote," we received shareholder feedback that they generally do not support one-time equity awards to executive officers, and the committee has since adopted new standards for the limited circumstances in which it would make one-time equity grants to executive officers. The committee recognizes that these two pre-existing one-time grants referenced above do not conform to the updated standards it adopted following our shareholder engagement in 2022.

The committee did not approve any other one-time equity grants for executive officers in 2022 or in 2023 through the date of this proxy statement.

KEY EXECUTIVE COMPENSATION PROGRAM PRACTICES

The committee has designed our executive compensation program and practices to align executives' financial interests with those of our shareholders. Following is a description of key program features and practices that illustrate this alignment:

✓ **Pay for performance.** A significant percentage of our NEOs' target total direct compensation opportunity, 91.3% for our CEO at time of award, was at-risk and variable with performance, including stock price performance.

✓ **Emphasis on long-term equity incentives**. We emphasize alignment between the interests of our NEOs and shareholders by significantly weighting NEOs' compensation toward long-term equity awards.

✓ **Clawback of incentive compensation.** Awards to executive officers under cash and equity incentive plans are subject to clawback in the event of certain financial restatements. The committee plans to adopt a new/updated clawback policy within the time period contemplated by the new SEC rule and related NYSE listing standards. In addition, if an employee engages in conduct deemed detrimental to the interests of the company, including the breach of restrictive covenants or the violation of our Code of Business Conduct and Ethics or other policies, procedures or standards, their equity awards are subject to clawback.

✓ **Non-competition agreement required for equity award eligibility**. To the extent permitted by applicable law, we require all employees to sign a non-competition agreement as a condition of receiving an equity award. The award is subject to clawback if the agreement is breached.

✓ **Robust stock ownership guidelines**. We require executives to hold equity with a value equal to a multiple of six times salary for our CEO and three times salary for each other NEO. 100% of net after-tax shares received upon vesting or exercise of awards must be retained until an executive meets the required ownership level.

✓ **Policy prohibiting hedging, pledging and short sales.** We prohibit directors, officers and certain other employees from engaging in short sales of our stock, trading in instruments designed to hedge against price declines in our stock, holding our stock in margin accounts or pledging our stock as collateral for loans or other obligations.

✓ **No repricing or exchange of underwater stock options**. Our equity incentive plans prohibit repricing or exchange of underwater stock options without shareholder approval.

✓ **No dividends or dividend equivalents paid or accrued on unearned performance-based equity awards**. We do not pay or accrue dividends until shares have been earned and issued.

✓ **No employment contracts**. We employ our NEOs on an "at will" basis with no employment contracts, other than as required by non-U.S. jurisdictions.

✓ **Double trigger change in control benefits**. We require a double trigger for change in control severance benefits and equity awards; that is, cash severance will not be paid, and the vesting of equity awards will not be accelerated, except in the event of a qualifying termination of employment in connection with a change in control.

✓ **No excise tax gross-ups in post-2009 agreements**. We have no gross-up provisions in change in control severance agreements entered into after July 2009. Accordingly, we have only one agreement with gross-up provisions in place.

✓ **Limited perquisites**. We do not provide significant perquisites to our NEOs. For efficiency and security reasons, Messrs. Hanson, Upadhyay and Tornos are permitted limited personal use of our corporate aircraft.

✓ **Maximum payout caps**. We place caps on maximum payouts under our annual cash incentive plan and our performance-based equity awards.

✓ **Annual shareholder "Say on Pay" vote and ongoing shareholder engagement**. We engage with shareholders throughout the year and solicit feedback regarding our compensation practices. **The committee recommends that shareholders vote to support the continuation of an annual Say on Pay vote.**

✓ **Independent advisor to the committee**. The committee regularly consults with an independent compensation consultant and, after a thorough review and evaluation, engaged a new independent compensation consultant in December 2022.

COMPENSATION PHILOSOPHY AND ELEMENTS

Our Executive Compensation Philosophy

Our executive compensation program is designed to achieve the following fundamental objectives:

- attract, retain and motivate a highly qualified and effective senior leadership team;
- focus executives' attention on specific financial, operational and strategic objectives;
- create a direct relationship between pay and performance;
- align executives' interests with the long-term interests of our shareholders;
- recognize company and individual performance; and
- reflect the value of each executive's position in the market and within the company.

To accomplish these objectives, the committee annually reviews and approves our executive compensation program components and target compensation levels, as well as specific performance metrics and targets, payout ranges and actual payouts.

For the NEOs, the committee establishes target compensation consistent, to the extent possible, with comparable positions in our peer group. Our practice is to target total direct compensation (including base salary, target annual cash incentive opportunities and target long-term equity-based incentives) at market competitive levels. Target compensation for individual executives may vary based on a variety of factors, such as experience and time in the position, the nature of the executive's responsibilities, criticality of the role and difficulty of replacement, internal equity, retention concerns, individual performance and expected future contributions, readiness for promotion to a higher level, and, in the case of externally recruited executives, compensation earned at a prior employer.

Specific consideration is given to the weighting of fixed and at-risk components of pay relative to the peer group. The committee seeks to provide a total pay opportunity that is competitive with our closest peer group and industry competitors, but which also places a greater emphasis on at-risk equity-based compensation. The committee also considers executive pay in the context of year-over-year pay trends, whether historical pay performance accurately reflects the committee's assessment of the executive's contribution and whether executive pay provides sufficient retentive value.

Elements of Executive Compensation

The following table describes the elements of target direct compensation for 2022. Our compensation program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual incentive and long-term incentive ("LTI") opportunities. We also offer retirement plans and benefits that are generally available to all employees, and we provide a limited range of perquisites. In addition to the elements of compensation described in the table below, in 2022, we granted one-time awards of RSUs to Mr. Phipps and Mr. Yi. These one-time awards are summarized above and discussed in further detail later in this CD&A.

Element and Key Characteristics	Objectives
Base Salary	
• Only fixed compensation component; payable in cash • Reviewed annually and adjusted when appropriate • 2022 NEO increases: 3.0% – 4.1%	• Provide a base level of competitive cash compensation • Attract and retain executive talent • Recognize increased responsibilities through promotional increases
Annual Cash Incentive Opportunity	
• Variable compensation component payable in cash based on performance against established goals and assessment of individual performance • Target awards are based on a percentage of base salary • Tied to company financial results and individual objectives to drive total company performance in 2022 • Payouts for 2022 could range between 0% and 200% of target • 2022 NEO payouts: 124.7% of target for Messrs. Hanson, Upadhyay and Phipps; 119.5% of target for Mr. Tornos and 116.4% of target for Mr. Yi	• Motivate and reward executives for achievement of key financial measures and individual objectives • Drive specific behaviors that foster short-term and long-term growth and profitability • Individual goals include individually-tailored ESG measures • Subject to downward (not upward) adjustment based on specified global quality metrics related to our FDA inspection results in 2022

Element and Key Characteristics	Objectives
Annual LTI Award: Stock Options (50% of 2022 annual equity award)	
• Nonqualified stock options • 2021 options vest ratably over four years; 2022 options vest ratably over three years • Ten-year term • Provide value to NEOs only when shareholders realize positive returns on their investment in the company over a corresponding period	• Motivate NEOs to drive the long-term performance of the company; stock option value is tied directly to stock price performance after the date of grant • Align NEOs' interests with long-term shareholder value; shares received upon exercise are subject to retention requirements under stock ownership guidelines • Attract and retain executive talent
Annual LTI Award: PRSUs (50% of 2022 annual equity award)	

• Three-year performance period for 2022 awards:
  • 50% based on revenue growth CAGR
  • 50% based on adjusted EPS growth CAGR
• The cumulative total payout over the three-year performance period may not exceed 150% of target for the PRSU awards granted in 2022
• No opportunities for interim payouts
	• Motivate achievement of multi-year performance objectives that enhance shareholder value
	• Align NEOs' interests with long-term shareholder value; earned PRSUs are settled in shares of common stock that are subject to retention requirements under stock ownership guidelines
	• Attract and retain executive talent

Executive Compensation Changes for 2023

Based on the feedback we received during our shareholder outreach in 2022, the committee determined to maintain the core components of the program for 2023, but made certain additional changes. These include:

Dimension	Change for 2023
Annual Cash Incentive Opportunity	• Reduced the overlap in performance measures between the annual cash incentive plan and PRSUs to a permissible level of overlap as determined by a leading proxy advisory firm • Adopted a more robust ESG performance metric as the Quality modifier for the annual cash incentive plan, providing for an opportunity to increase or decrease payout based on achievement of key quality measures, as further described at pages 42-43 below • Replaced the 100% cap on total payout if either the constant currency revenue or the adjusted operating profit measures (or both) achieve less than 100% with a new cap that limits achievement on the free cash flow measure alone to 100% if both constant currency revenue and adjusted operating profit achieve less than 100% performance
Annual LTI Award: PRSUs (50% of 2023 annual equity award)	• Reduced the overlap in performance measures between the annual cash incentive plan and PRSUs to a permissible level of overlap as determined by a leading proxy advisory firm • Resumed the use of a relative TSR measure as one of the components of the PRSU awards based on our compensation peer group as in effect for 2023 and explained at pages 42-43 below, with target achievement based on the 55th percentile, and payout for the relative TSR component capped at target if our TSR is negative • Returned the maximum PRSU payout to 200% from 150%
Annual LTI Award: Time-Based RSUs (50% of 2023 annual equity award)	• Replaced the stock option portion of our LTI awards with time-based RSUs • 2023 RSUs vest ratably over three years to provide enhanced value to better attract and retain executive and management talent

COMPENSATION MIX

Our NEOs' total direct compensation is heavily weighted toward variable compensation elements, meaning actual amounts earned will vary as a result of company and individual performance, as well as business unit or geographic results where applicable. We emphasize performance-based compensation that appropriately rewards executives for delivering results that meet or exceed multiple pre-established goals over one-, two- and three-year periods, with metrics and targets selected because they are directly linked to our strategic goals. In addition, our long-term incentive program rewards absolute stock price growth as well as constant currency revenue growth and adjusted earnings per share growth.

EXECUTIVE COMPENSATION

As executives assume greater responsibilities, more of their pay is contingent on company performance. With respect to 2022, 91.3% of our CEO's target total direct compensation at time of grant was variable and tied to our annual and long-term performance, including stock price performance. The committee assesses each NEO's target total direct compensation opportunity annually to facilitate alignment with the objectives of our compensation program and market practice.

	2022 Target Total Direct Compensation[1]				
NEO	Base Salary	Annual Incentive[1]	PRSUs[2], [3] (Grant Date Fair Value)	Stock Options[2], [3] (Grant Date Fair Value)	RSUs[3], [4] (Grant Date Fair Value)
Bryan Hanson	8.7%	13.0%	39.1%	39.1%	—
Suketu Upadhyay	15.8%	15.8%	34.2%	34.2%	—
Ivan Tornos	14.6%	16.0%	34.7%	34.7%	—
Sang Yi	20.8%	16.6%	27.3%	27.3%	8.0%
Chad Phipps	20.9%	16.7%	27.6%	27.6%	7.1%

(1) Percentages are computed based on the underlying individual whole numbers and therefore may not equal 100%.

(2) Denotes performance-based compensation. We consider stock options to be performance-based because they require stock price appreciation to deliver any value to an executive.

(3) Excludes the incremental fair value resulting from the conversion of and adjustments to outstanding equity awards in connection with the ZimVie spinoff. Please see footnotes (3) and (4) to the 2022 Summary Compensation Table for more information.

(4) One-time equity grants described at page 34 above.



BASE SALARY

Base salary increases for our global employee population, including NEOs, are generally effective in April of each year. In February 2022, the committee approved NEOs' base salaries for 2022, taking into consideration each NEO's 2021 performance, our 2022 employee merit increase guidelines, market data based on peer group benchmarking, internal equity, retention and certain other factors. After considering these factors, the committee approved base salaries for 2022 that represent year-over-year increases as follows:

NEO	2021 Base Salary	2022 Base Salary	Percentage Change
Bryan Hanson	$1,185,000	$1,221,000	3.0%
Suketu Upadhyay	730,013	760,000	4.1%
Ivan Tornos	800,000	830,000	3.8%
Sang Yi[1]	628,889	648,000	3.0%
Chad Phipps	570,801	588,000	3.0%

(1) Mr. Yi's compensation is paid in Hong Kong Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2022 of 1 HKD = 0.127713 USD.

CASH INCENTIVES

Annual Cash Incentive Plan

In determining the target awards for our NEOs under our annual cash incentive plan for 2022, the committee reviewed the NEOs' job responsibilities, market data based on peer group benchmarking and internal equity. After considering these factors, the committee increased Mr. Tornos' target award from 100% to 110% of his base salary, and increased Mr. Upadhyay's target award from 95% to 100% of his base salary. The committee made no other changes to the NEOs' target awards, maintaining Mr. Hanson's target award at 150% of his base salary, and maintaining Messrs. Phipps' and Yi's target awards at 80% of their respective base salaries.

The committee selected the following three financial measures by which to assess 2022 performance for purposes of the awards under the annual cash incentive plan: constant currency revenue, adjusted operating profit and free cash flow. The table below shows the selected financial performance measures, their respective weightings and the rationale for their selection. The committee moved the adjusted EPS performance measure, which in previous years had been one of the financial measures under the annual cash incentive plan, into the long-term PRSU component as a new performance measure, and replaced the adjusted EPS performance measure in the annual cash incentive plan with a new adjusted operating profit performance measure. The committee believes the new adjusted operating profit performance measure better aligns with the other metric groups in the annual cash incentive plan.

The performance targets that the committee selected for 2022 reflected the anticipated ZimVie spinoff. Target levels for consolidated constant currency revenue and consolidated free cash flow for 2022 were set lower than the levels adopted in 2021 because the 2021 measures included contributions to both metrics from our former spine and dental divisions.

The results of the 2021 annual cash incentive plan reflected higher-than-target performance on only the consolidated free cash flow measure. The committee took the following two actions to manage the risk that there could still be payouts of more than 100% if the company underperformed on its constant currency revenue and adjusted operating profit measures:

● Adding, for 2022 only, a requirement that payouts under the annual cash incentive plan may not exceed 100% of target unless both the constant currency revenue and the adjusted operating profit measures attain at least a 100% achievement percentage; and
● Reducing the weighting of the free cash flow measure from 20% to 10%.

The below table shows the three performance measure, their respective weightings and the rationale for their selection.

EXECUTIVE COMPENSATION

Performance Measure	Weighting	Rationale
Constant currency revenue	45%	The committee selected revenue because it measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. It is also a measure with respect to which we generally provide financial guidance to the investment community. Constant currency revenue is a non-GAAP financial measure.*
Adjusted operating profit	45%	The committee selected adjusted operating profit because it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. Adjusted operating profit is a non-GAAP financial measure.*
Free cash flow	10%	The committee selected cash flow because it recognizes the importance of the efficient use of cash on our ability to fund investments in our business, including internal and external development, innovation and geographic expansion. Free cash flow is a non-GAAP financial measure.*

* See footnotes (3), (4) and (5) to the "2022 Annual Cash Incentive Plan" table below and Appendix A for a discussion of our non-GAAP financial measures and reconciliations of those measures to the most directly comparable financial measures determined in accordance with U.S. generally accepted accounting principles ("GAAP").

The committee believes that, together, these measures provide a balanced set of performance targets that focus on growth, profitability and operating efficiency, and are most important for generating total shareholder return. The committee set corporate performance metrics based on our consolidated results for Messrs. Hanson, Upadhyay and Phipps. With respect to Mr. Tornos, the committee set performance metrics based on a blend of 40% consolidated results and 60% on the results of the Global Business Group and our Europe, Middle East and Africa ("EMEA") business unit. Mr. Yi is the executive with top-line responsibility for the APAC region, so the committee set performance measures based on a blend of 40% consolidated results and 60% on the results of our APAC region. The committee believes this approach more closely aligns those executives' pay with the performance of the portfolios for which they are primarily responsible. In addition to corporate performance metrics, NEOs had individual goals and objectives as described further below.

The committee established specific goals for each of the measures based on the annual operating plan approved by the Board at the beginning of the year. The committee set each performance target at a level it believed would represent attractive performance by management in light of the environment in which we were operating, industry conditions and growth trends and which would be reasonably achievable, while requiring what it believed would be outstanding performance to achieve the maximum payout level.

The achievement percentage ranges established by the committee were wider than those established for 2021, reflecting continuing uncertainty in the trajectory for the COVID-19 recovery generally and the impact of the Omicron variant specifically. Because the operating plan forms the basis for both our financial guidance communicated to the investment community and the annual cash incentive plan, the interests of the NEOs are aligned with those of shareholders.

The payout curves applied to these performance measures are shown below:

Payout curves applied to performance measures					
Constant Currency Revenue		Adjusted Operating Profit		Free Cash Flow	
Achievement Percentage	Payout (% of Target)	Achievement Percentage	Payout (% of Target)	Achievement Percentage	Payout (% of Target)
110%+	200%	115%+	200%	120%+	200%
100%	100%	100%	100%	100%	100%
90%	50%	85%	50%	80%	50%
Less than 90%	0%	Less than 85%	0%	Less than 80%	0%

The annual performance measures, our actual performance against the targets and the resulting achievement and payout percentages for 2022 are shown in the below table.

2022 Annual Cash Incentive Plan	($ in millions)				Weighted
Performance and Payout Percentages	Target ($)	Actual ($)	Achievement[1][2] (%)	Weight (%)	Payout[1][2] (%)
Corporate – Messrs. Hanson, Upadhyay and Phipps (100%); Messrs. Tornos and Yi (40%)					
Consolidated constant currency revenue[3]	6,858	7,160	104.4	45	64.5
Adjusted operating profit[4]	1,883	1,894	100.6	45	46.7
Consolidated free cash flow[5]	850	909	106.9	10	13.5
				Subtotal	124.7
			Impact of global quality bonus modifier[6]	x1.00	
			Total weighted payout		124.7
Global Business Group & EMEA – Mr. Tornos (60%)					
Constant currency revenue[3]	7,104	7,277	102.4	45	56.0
Adjusted operating profit[4][7]	2,002	1,988	99.3	45	44.0
Free cash flow[5]	1,506	1,535	101.9	10	11.0
				Subtotal	100.0
			Impact of global quality bonus modifier[6]	x1.00	
			Unit weighted payout[7]		100.0
			At overall 60% weight		60.0
			Corporate total weighted payout		124.7
			At overall 40% weight		49.9
			Total weighted payout for Mr. Tornos		109.9
APAC – Mr. Yi (60%)					
Constant currency revenue[3]	1,326	1,332	100.5	45	46.8
Adjusted operating profit[4]	443	444	100.2	45	45.5
Free cash flow[5]	439	474	108.0	10	14.0
				Subtotal	106.3
			Impact of global quality bonus modifier[6]	x1.00	
			Unit weighted payout		106.3
			At overall 60% weight		63.8
			Corporate total weighted payout		124.7
			At overall 40% weight		49.9
			Total weighted payout for Mr. Yi		113.7

(1) Achievement percentages, weighted payout percentages, subtotal weighted payout percentages and total weighted payout percentages are computed from the underlying whole numbers rather than the rounded numbers presented in this table and, therefore, the percentages and totals may not correspond exactly to the rounded numbers.

(2) The achievement percentage for each performance measure was applied to the relevant payout curve (set forth above) to determine the payout percentage for that measure. The resulting payout percentages were then weighted and summed.

(3) When measuring actual performance against the target for revenue, the committee made adjustments to eliminate the impact of fluctuations in foreign currency exchange rates during the year, whether positive or negative, compared to the rates that were budgeted when the targets were set. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings. These adjustments result in "constant currency" revenue, which is a non-GAAP financial measure. See Appendix A for a reconciliation of reported revenue to constant currency revenue.

(4) The committee believes adjusted metrics allow us to connect pay and operational performance more effectively and are more aligned with how shareholders expect the company and our peers to measure performance. The goal of adjusting metrics from GAAP requirements is to provide meaningful incremental information that allows investors to make period-to-period comparisons that are not impacted by certain items that can cause dramatic changes in reported income but that do not impact the fundamentals of our operations. The committee believes that adjusted metrics are therefore often the most appropriate metrics to use when incentivizing executives to make decisions that are aligned with the long-term interests of shareholders. While GAAP provides accounting uniformity across companies, GAAP requires the inclusion of items that may not be reflective of our core operations. In the case of adjusted operating profit, we adjust for certain items in the following categories: inventory

and manufacturing-related charges; intangible asset amortization; goodwill and intangible asset impairment; restructuring and other cost reduction initiative expenses; quality remediation expenses; acquisition, integration, divestiture and related expenses; litigation charges and gains; expenses to comply with the European Union Medical Device Regulation; and certain other charges.

The committee believes using adjusted metrics is important when setting performance targets. Using only GAAP metrics could result in performance targets that incorporate certain items outside of a management team's control and reduce comparability and could also result in performance targets that are misaligned with the long-term interests of the company and shareholders. We believe our shareholders recognize that adjusted metrics are indicators of core operational performance. We also understand that our shareholders commonly make adjustments to inform their own views of historical and future expectations for underlying operational performance. Our disclosures showing our adjustments to GAAP earnings help guide shareholders' own evaluation of the company's performance. The majority of S&P 500 companies disclose non-GAAP metrics when reporting financial results, which we believe is reflective of shareholders' interest in, and understanding of, both GAAP and non-GAAP results.

We provide thorough disclosure of the adjustments made to our GAAP financial information. We provide reconciliations between operating profit and adjusted operating profit on a quarterly and annual basis. In addition, if the committee, in its discretion, determines any additional adjustments are appropriate, those additional discretionary adjustments are disclosed in our proxy statement, as well as a narrative explaining any discretionary adjustments. Shareholders are therefore able to see the exact adjustments we make for the purposes of their analysis. However, the committee does not believe that GAAP metrics are as appropriate for purposes of our compensation program, as it believes adjusted results better reflect core operating results. See Appendix A for additional details on each adjustment as well as a reconciliation of operating profit to adjusted operating profit on a consolidated basis.

(5)   Free cash flow is determined by deducting our investments in surgical instruments (used by healthcare professionals during surgery to implant medical devices) and other property, plant and equipment from net cash provided by operating activities. Free cash flow represents the cash that we generate after accounting for cash outflows to support operations and maintain or expand our capital asset base, and is an indicator of our ability to pay debt, pay dividends, repurchase shares of our stock and facilitate the growth of our business. The committee believes this is a key measure of our performance for investors to understand and for which management should be held accountable in the annual cash incentive plan. Free cash flow is a non-GAAP financial measure. See Appendix A for a reconciliation of net cash provided by operating activities to free cash flow.

(6)   See below for a discussion of the global quality bonus modifier.

(7)   For 2022, we established a 100% cap on payouts if either the constant currency revenue or the adjusted operating profit measures (or both) achieve less than 100% of Target. This cap was applied to the Global Business Group and EMEA metric group because the adjusted operating profit measure did not achieve the target level.

Global Quality Bonus Modifier and ESG Global Quality Bonus Modifier

As noted on the inside front cover of this proxy statement, our second Guiding Principle is commitment to the highest standards of patient safety and quality in our products and services and to world-class integrity and ethical business practices. In support of this Guiding Principle, and to drive accountability for compliance with, and sustained improvements in, our global quality system, the committee again included a global quality bonus modifier component to the annual cash incentive plan for 2022. The committee believes that quality is a critical ESG measure for a medical device company.

As depicted in the below payout matrix, as applied to NEOs, the modifier was designed such that, based on the achievement of specified global quality metrics related to our U.S. Food and Drug Administration ("FDA") inspection results, it could result in a decrease to the NEOs' 2022 bonus payouts by up to five percent (5%). The payout matrix was developed based on historical information.

2022 Global Quality Payout Matrix		
Average Number of FDA Form 483 Observations per Inspection	Number of FDA Warning Letters Issued in 2022	
	No Warning Letter Issued	**Any Warning Letter Issued**
0-3.0	Zero	-2.5%
3.01-5.00	-2.5%	-2.5%
5.01>	-5.0%	-5.0%

In 2022, across our global network, we received zero new FDA warning letters and our average number of Form 483 observations per inspection was below 3.0. As a result, the global quality bonus modifier had no impact on 2022 bonus payouts.

For 2023, the committee replaced the global quality modifier with a new ESG global quality modifier to drive and sustain improved quality achievement and to further reflect the importance of this ESG goal for management. As depicted in the below payout matrix, as applied to NEOs, the modifier is broader than the 2022 modifier, and provides for an opportunity to change the payout for the

NEOs either upward or downward by up to 5% based on the results of the following specified metrics related to our global quality program. The payout matrix was developed based on the company's historical performance.

2023 ESG Global Quality Payout Matrix			
Quality Measure	**Increase**	**Neutral**	**Decrease**
FDA Warning Letters	Warning Letter Cleared +2%	No Warning Letter Issued +0%	Any Warning Letters Issued -2%
Network FDA Form 483 Observations per Inspection	0-2 +2%	3-4 +0%	5 or More -2%
Average Corrective and Preventive Actions (CAPA) On-Time Global Quality Report Score[1]	10-9.5 +1%	9.49-9.0 +0%	Below 9.0 -1%

(1) Calculated based on internal tracking data.

Additionally, the committee has determined that, should the company receive any new FDA warning letter(s) in 2023, there can be no upward adjustment under the ESG global quality modifier.

Individual Performance

After the potential payout amounts under the annual cash incentive plan were computed based on our financial performance and the impact of the global quality bonus modifier as described above, the committee considered each NEO's individual performance during 2022 to determine the actual cash incentive payment amounts. Based on its assessment of an NEO's individual performance, the committee could increase or decrease the NEO's payout by up to ten percent (10%) of the NEO's target opportunity.

The committee considered each NEO's achievement of established goals and objectives, each NEO's contributions to our performance and each NEO's other leadership attributes and accomplishments. The goals set for each NEO for 2022 reflected the wide range of responsibilities that are attributed to each executive and included goals pertaining to corporate strategy, growth drivers, corporate compliance and regulatory compliance, including product quality and safety, and other ESG-related goals, among other areas. Tailored ESG goals are included in each NEO's goals and objectives. In the case of Mr. Hanson, these included improvement to our Carbon Disclosure Project score, establishment of new renewable energy goals for 2024 and DEI improvements.

With respect to Mr. Tornos, based on its assessment of individual performance in relation to his individual goals, including specifically due to exceeding his revenue target by over $100 million in a highly challenging market environment driven by, among other things, successful navigation of supply challenges and in connection with the war in Ukraine and other market headwinds, the committee determined it was appropriate to increase Mr. Tornos' payout by $75,152, reflecting 187% achievement of his individual performance goals and resulting in a total payout of 119.5% of target (as compared to his 109.9% weighted payout percentage under the annual performance measures discussed above). Additionally, with respect to Mr. Yi, based on its assessment of individual performance in relation to his individual goals, including specifically due to meeting or exceeding all financial metrics for APAC, increased margin expansion and the improved Vitality Index for APAC, despite ongoing volatility including with respect to the COVID-19 pandemic and volume-based procurement in China and other market headwinds, the committee determined it was appropriate to increase Mr. Yi's payout by $6,619, reflecting 125% achievement of his individual performance goals and resulting in a total payout of 116.4% of target (as compared to his 113.7% weighted payout percentage under the annual performance measures discussed above). With respect to the other NEOs, the committee determined that each achieved 100% of his individual performance goals, and therefore approved actual payments equal to the 124.7% weighted payout percentage under the annual cash incentive plan set forth above applicable to such NEO.

2022 Annual Cash Incentive Payouts

Set forth below are the payouts to our NEOs under our annual cash incentive plan for 2022 based on company and individual performance as described above.

	Annual Cash Incentive Plan			
	Opportunity		Actual Payment	
NEO	(as a % of Base Salary)	(at Target Performance)	(as a % of Target Opportunity)	
Bryan Hanson	150%	$1,819,038	124.7%	$2,268,340
Suketu Upadhyay[1]	100%	$ 753,080	124.7%	$ 928,587
Ivan Tornos[2]	110%	$ 905,308	119.5%	$1,059,530
Sang Yi[3]	80%	$ 511,082	116.4%	$ 595,104
Chad Phipps	80%	$ 467,225	124.7%	$ 582,629

(1) For 2022, the committee increased Mr. Upadhyay's opportunity as a percentage of base salary from 95% to 100%.

(2) For 2022, the committee increased Mr. Tornos's opportunity as a percentage of base salary from 100% to 110%.

(3) Mr. Yi's compensation was paid in Hong Kong Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rates for 2022 of 1 HKD = 0.127713 USD.

EQUITY INCENTIVES

Equity incentives are the most significant component of each NEO's compensation package. The committee believes the emphasis on equity awards is appropriate as these officers have the greatest role in establishing the company's direction and should have the greatest proportion of their compensation aligned with the long-term interests of shareholders.

In 2022, the committee awarded the following equity incentives to our NEOs:

- in February 2022, an annual grant of stock options and PRSUs to each of our NEOs; and
- in March 2022, one-time RSU awards of 1,641 RSUs to Mr. Phipps and 2,052 RSUs to Mr. Yi.

These RSU awards are discussed more fully above under "EXECUTIVE SUMMARY – One-Time Equity Grants in 2022".

Annual Equity Awards

Equity Grant Value Determination

In determining target grant values for the 2022 annual grant of long-term equity-based awards, the committee reviewed market data based on peer group benchmarking in order to determine grant levels that would be competitive with the market. The committee also took into consideration other factors, including the target annual grant value awarded to each NEO in 2021; each NEO's 2021 performance, including the NEO's contribution to our 2021 performance; the committee's expectations of each NEO's future contributions to the company; internal equity, including that adjustments due to the unprecedented impact of the COVID-19 pandemic on the company's business were made to all 2018 PRSUs other than those held by executive officers; external market conditions; the executive's contribution to the achievement of important non-financial milestones as described above under "EXECUTIVE SUMMARY – Shareholder Engagement – Transformational Achievements"; shares available to be granted; potential shareholder dilution; and the expense associated with stock-based compensation. After considering these factors, the committee approved awards of PRSUs and stock options with the following target grant date fair values in February 2022:

NEO	Grant Date Fair Value of Target 2022 Annual LTI Award[1]	Percentage Change From Target 2021 Annual LTI Award at Time of Grant
Bryan Hanson	$11,000,114	(5.6)%
Suketu Upadhyay	$3,300,033	10%
Ivan Tornos	$3,950,017	23.4%
Sang Yi	$1,699,961	(20.9)%
Chad Phipps	$1,550,111	(20.5)%

(1) Excludes the incremental fair value associated with the conversion and adjustments to outstanding equity awards in connection with the ZimVie spinoff, as well as the subsequent one-time equity grants to Messrs. Yi and Phipps. Please see footnotes (3) and (4) to the 2022 Summary Compensation Table for more information regarding the incremental fair value amounts.

The committee considered these target grant values in connection with its determination of each NEO's total compensation for 2022.

Equity Award Types

The 2022 annual equity awards granted to the NEOs included an equal mix (based on grant date fair value) of stock options and PRSUs. The stock options will have value only to the extent the price of our stock rises after the grant date and the vesting of the PRSUs is contingent on achievement of financial performance measures over a three-year period.

PRSU Design for Awards Made in 2022

The ZimVie spinoff and uncertainty surrounding the status of the COVID-19 pandemic caused the committee to change its approach to PRSU goals in 2022. The committee chose to focus on key drivers of long-term shareholder value creation that are more readily controlled by executive officers, instead of measuring TSR directly. Therefore, for 2022, the committee selected PRSU performance measures based on our constant currency revenue growth and adjusted EPS growth (with each measure weighted equally).

- Constant currency revenue* growth measures our ability to innovate and compete in the global marketplace, it focuses NEOs on top-line sales growth, it is one of the primary bases on which we set performance expectations for the year, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return. The committee eliminated the impact of foreign currency translation so that only our underlying performance is measured; the committee does not believe it is desirable to either reward or penalize executives based on the impact of foreign currency swings.
- Adjusted EPS growth* measures our ability to drive improved performance through both revenue growth and expense management. It focuses NEOs on business profitability as well as top-line growth. Therefore, the committee concluded adjusted EPS would better motivate executive performance and drive greater achievement.* The committee selected adjusted EPS because it is one of the primary bases on which we set performance expectations for the year, it is consistent with how we provide earnings guidance and report our operating results to the investment community, it is a widely-used measure of overall company performance and the committee believes it is highly correlated to shareholder return.

  * Constant currency revenue and adjusted EPS are non-GAAP financial measures. See footnote (3) to the "2022 Annual Cash Incentive Plan" table above for a discussion of constant currency revenue and its associated adjustments. The performance measure of adjusted EPS growth provides for certain non-GAAP adjustments so that the performance measure will more consistently reflect underlying business operations than the comparable GAAP measure and is consistent with the measure management uses when evaluating the performance of the business internally, as well as with how management generally provides earnings guidance and reports the company's operating results to the investment community.

For 2022, the committee emphasized performance measures that drive accountability against our strategy and are less influenced by external and uncontrollable factors, most notably uncertainty the company faced in early 2022 relating to the trajectory of the COVID-19 pandemic, its Omicron variant and global recovery. The committee selected these two measures because of their correlation with total shareholder return and they are measures over which executives have more control, which drives accountability and reduces the influence of external uncontrollable factors on achievement. Additionally, as in the case of the annual incentive award targets adopted for 2022, the performance targets that the committee selected for 2022 reflected the ZimVie spinoff.

OTHER COMPENSATION

Employment and Change in Control Severance Agreements

We do not have employment agreements with our NEOs, other than as required under the laws of non-U.S. jurisdictions; however, we have entered into change in control severance agreements with them. These agreements are intended to maintain continuity of management, particularly in the context of a transaction in which we undergo a change in control.

These agreements are "double triggered," which means that an executive is only entitled to severance payments if:

- we experience a change in control as defined in the agreement; and
- the executive's employment is terminated in a qualifying termination.

The committee believes that it is appropriate to provide the NEOs with the specified severance in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. See "Change in Control Arrangements" in the narrative discussion following the Potential Payments upon Termination of Employment table for a more detailed description of the material terms of these agreements.

Since 2009, all change in control severance agreements that we have entered into with newly hired or promoted executives contain no excise tax gross-up provisions. Accordingly, our agreement with Mr. Phipps is the only agreement that contains such provisions.

Severance Benefits (Unrelated to a Change in Control)

We maintain an Executive Severance Plan applicable to certain members of our executive leadership team, which currently consists of our executive officers and certain other members of senior management. Under the plan, following a termination by us of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for Mr. Hanson) or one times (for other participants) the sum of (1) his or her annualized base salary in effect when the termination occurs and (2) his or her target annual bonus amount in effect when the termination occurs.

In addition, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit will be increased by the value of the bonus he or she would have received under the annual cash incentive plan, if any, had he or she remained employed on the payment date.

Participants eligible to receive severance benefits under the Executive Severance Plan and who are eligible to elect COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for Mr. Hanson and by 12 for other participants. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

Similar to our broad-based severance plan, to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the plan, then the participant will forfeit any and all rights to benefits under the plan and, to the extent benefits have already been paid, must repay the full amount within 15 days of written notice from us.

Retirement and Other Post-Employment Benefits

During 2022, NEOs based in the U.S. were eligible to participate in the following plans:

- our 401(k) plan; and
- our deferred compensation plan ("DCP").

We originally established the 401(k) plan in 2001 to maintain levels of benefits consistent with those of our former parent company. We established the DCP in 2016 following the Biomet merger to harmonize and align the legacy Zimmer and Biomet benefit plans. The DCP provides executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. With the adoption of the DCP, we amended three legacy non-qualified Zimmer and Biomet plans to remove provisions of those plans that allowed executives to defer compensation.

We offer retirement and post-employment benefit plans in an effort to remain competitive with market practices, retain talented employees, assist employees in preparing for retirement, provide income to employees following retirement and, in the case of the DCP, provide benefits to eligible employees that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not subject to limits under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries. Additionally, the cost of providing retirement benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer our employee population as a whole, but the provision of, or an NEO's accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that NEO in a given year. These plans are discussed in greater detail in the narratives following the Pension Benefits in 2022 table and the Nonqualified Deferred Compensation in 2022 table. For a description of the non-U.S. plans in which Mr. Yi participates, see the Pension Benefits in 2022 table and the narrative that follows it.

Disability Compensation

NEOs based in the U.S. may participate in the Restated Zimmer Biomet Holdings, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This plan is funded from our general assets, long-term disability insurance and individual disability insurance policies for which we pay. The plan provides disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan.

Perquisites

We provide executives with a limited range of perquisites or other benefits not generally available to all salaried employees. For 2022, these included the DCP, an executive physical program, applicable non-U.S. pension plans and the long-term disability income plan discussed above. Executives may at times participate in rewards trips provided to top performing team members, or their spouses may be permitted to attend certain events as guests; the executives are personally taxed on their own or their spouses' expenses and we do not provide them with any tax gross-up payments. We do not provide executives with company cars, car allowances or payment of office parking fees unless they are living outside the U.S. and such practices are consistent with local market practice.

We provide all management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses and associated tax gross-up payments.

Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2022 up to $150,000 in aggregate incremental cost to us. Further, pursuant to a time sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Messrs. Upadhyay and Tornos are permitted limited personal use of our corporate aircraft, up to $35,000 each in aggregate incremental cost to us, plus an overage cushion for each executive of up to 20% (or $7,000) for unforeseen circumstances. These executives are personally taxed on their personal use of our corporate aircraft and we do not provide them with any tax gross-up payments. The aggregate incremental cost to us for our NEOs' personal use of our corporate aircraft in 2022 is included in the footnotes to the 2022 Summary Compensation Table.

THE COMMITTEE'S PROCESSES AND ANALYSES

Role of Committee and Input from Management. The committee is responsible for determining our executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our NEOs.

When setting compensation for our executives, the committee receives input from management and from its independent compensation consultant. The committee gives significant consideration to the recommendations of management when setting compensation for our NEOs other than our CEO. Management's recommendations include specific amounts for base salaries, target cash incentive opportunities and equity-based awards. These recommendations are typically developed initially by our Human Resources personnel in consultation with the committee's independent compensation advisor, taking into consideration such factors as compensation history, tenure, internal equity, responsibilities and retention concerns to maintain consistency among our executives. These recommendations are then reviewed, and may be adjusted, by our CEO, who also considers his own assessment of the performance of each executive officer other than himself. All proposals are then reviewed by the committee's independent compensation advisor. Our CEO and senior Human Resources personnel participate in committee meetings to provide background information and explanations supporting compensation recommendations.

The committee and other independent members of the Board review our CEO's performance and determine his compensation, taking into consideration his achievement of specified goals and objectives and the company's performance. The committee receives input and recommendations with respect to our CEO's compensation from its independent compensation consultant.

The committee also reviews and approves actions related to other aspects of compensation that affect employees below the senior executive level, including compensation philosophy, annual incentive plan design and performance goals, equity award design and performance goals, equity value ranges and share pools.

EXECUTIVE COMPENSATION

Use of Peer Group Data. The committee reviews compensation data for a peer group of publicly traded companies, including other large healthcare equipment and services companies, life sciences services companies and companies with whom we compete for business and for executive talent, as a market reference point for executive compensation levels, equity usage and incentive plan design, industry trend analysis and for performance comparisons. The peer group data is one of several inputs the committee considers when making compensation determinations. At the time compensation recommendations were developed and decisions were made relating to 2022 compensation, the following 16 companies made up the peer group:

Peer group at the time 2022 compensation decisions were made:

Company	Trading Symbol	Market Capitalization at March 10, 2023 (in $ millions)[1]
Abbott Laboratories	ABT	$172,751.9
Agilent Technologies, Inc.	A	$ 41,664.4
Baxter International Inc.	BAX	$ 19,904.3
Becton, Dickinson and Company	BDX	$ 66,782.2
Boston Scientific Corporation	BSX	$ 67,276.8
Danaher Corporation	DHR	$180,512.2
Dentsply Sirona Inc.	XRAY	$ 8,173.0
Edwards Lifesciences Corporation	EW	$ 47,004.4
Hologic, Inc.	HOLX	$ 19,295.3
Intuitive Surgical, Inc.	ISRG	$ 80,971.6
Laboratory Corporation of America Holdings	LH	$ 20,351.5
Medtronic plc	MDT	$104,305.2
Quest Diagnostics Incorporated	DGX	$ 15,221.2
Stryker Corporation	SYK	$100,613.8
Thermo Fisher Scientific Inc.	TMO	$213,817.3
Varian Medical Systems, Inc.[2]	VAR	NA

(1) Source: Equilar. The company's market capitalization at March 10, 2023, as determined by Equilar, was $25,608.1 million.

(2) Acquired by Siemens Healthineers Holding I GmbH on April 15, 2021.

The committee routinely reviews the continuing relevancy of the companies in the peer group and makes changes as circumstances warrant. In May 2022, the committee reviewed the existing peer group and potential changes thereto. As part of its review, the committee considered advice from its independent compensation advisor, the peer companies' business focus, market capitalization, revenues, the public availability of compensation and financial performance information and competition for executive talent. After considering these factors, the committee adopted changes to the peer group to reflect changes in the size of the Company and business focus following the ZimVie spinoff. Notably, this involved removing four peer group companies with larger market capitalizations (Abbott Laboratories, Danaher Corporation, Medtronic plc and Thermo Fisher Scientific Inc.) and one peer group company due to the spinoff of our Dental business to ZimVie (Dentsply Sirona Inc.). These considerations were validated in feedback provided by shareholders and proxy advisory firms. We then added four new peer group companies that are aligned with our business strategy and direction, and which better balance the revenue mix of our peer group (Align Technology, Inc., DexCom Inc., TELEFLEX Incorporated and The Cooper Companies, Inc.).

After these changes, the following 14 companies make up our new peer group:

Peer group at the time 2023 compensation decisions were made:

Company	Trading Symbol	Market Capitalization at March 10, 2023 (in $ millions)[1]
Agilent Technologies, Inc.	A	$ 41,664.4
Align Technology, Inc.	ALGN	$ 25,454.5
Baxter International Inc.	BAX	$ 19,904.3
Becton, Dickinson and Company	BDX	$ 66,782.2
Boston Scientific Corporation	BSX	$ 67,276.8
DexCom, Inc.	DXCM	$ 43,564.3
Edwards Lifesciences Corporation	EW	$ 47,004.4
Hologic, Inc.	HOLX	$ 19,295.3
Intuitive Surgical, Inc.	ISRG	$ 80,971.6
Laboratory Corporation of America Holdings	LH	$ 20,351.5
Quest Diagnostics Incorporated	DGX	$ 15,221.2
Stryker Corporation	SYK	$100,613.8
TELEFLEX Incorporated	TFX	$ 10,683.6
The Cooper Companies	COO	$ 16,582.5

(1) Source: Equilar. The company's market capitalization at March 10, 2023, as determined by Equilar, was $25,608.1 million.

Role of Compensation Consultants. The committee engages independent compensation consultants to provide advice and guidance on compensation proposals, including changes to compensation levels, the design of incentive plans, the setting of performance goals, and the design of other forms of compensation and benefits programs, as well as relevant information about market practices and trends. Typically, the independent compensation consultant attends committee meetings, reviews existing compensation programs to ensure consistency with our compensation philosophy and current market practices, and produces the comparative information derived from peer group and published survey data that the committee reviews when setting compensation.

During 2022, the committee considered its engagement with its independent compensation consultant. The committee has engaged WTW and its predecessor firms for approximately twenty years and undertook to evaluate alternative providers. Following this review, the committee concluded that it was prudent to initiate a search for a new independent compensation consultant to provide a fresh perspective on the company's executive compensation practices. Members of the committee evaluated and interviewed a number of other leading independent compensation consultants. After considering the independence, experience, attributes and other factors of both WTW and the other alternatives, the committee selected Semler Brossy as its new independent compensation consultant in December 2022.

Semler Brossy

The committee has determined Semler Brossy to be independent from the company and that no conflicts of interest exist. In reaching this conclusion, the committee assessed Semler Brossy's independence, taking into consideration all relevant factors, including the compensation consultant independence factors set forth in the SEC rules and the NYSE listing standards and appropriate assurances provided by Semler Brossy regarding its independence. Additionally, Semler Brossy does not separately provide any advice or services to management or otherwise to the company other than the services provided to the committee.

Consultant relationships with committee members: No Semler Brossy team member has any business or personal relationship with any member of the committee. Further, no member of the committee has a business or personal relationship with Semler Brossy (aside from the professional services that Semler Brossy provides to other companies on whose boards our directors may serve).

WTW

With respect to 2022, WTW's major activities included:

● developing recommendations regarding our performance-based compensation programs;
● assisting us in evaluating proxy advisory firm feedback and shareholder commentary obtained through our 2022 Say on Pay related outreach;
● reviewing our annual and long-term incentive program design structures;

- reviewing performance measures and targets for the annual and long-term incentive programs;
- presenting current issues and trends in executive compensation;
- developing recommendations regarding the composition of our peer group;
- performing a market review of executive compensation;
- developing recommendations regarding the compensation of our CEO;
- providing compensation-related consultation services regarding the spinoff of ZimVie;
- reviewing materials prepared for the committee by management;
- assisting with executive compensation disclosures for the annual proxy statement filing;
- attending committee meetings; and
- assessing our executive compensation program and its relationship to organizational risk. The results of this assessment are discussed on page 18.

For many years, we have used the services of health and welfare benefit plan consultants formerly associated with the firm of Towers Perrin. As a result of the merger of the Watson Wyatt and Towers Perrin consulting firms in 2010, our longstanding health and welfare benefit plan consultants are now associated with the same firm as the committee's compensation consultant, through 2022. Following the appointment of Semler Brossy, the committee determined to maintain WTW as the company's health and welfare benefit plan consultant.

In accordance with SEC rules, the committee considered the following factors to help it determine whether WTW's work raised any conflicts of interest:

Other services provided by WTW: The following table shows the fees that we paid or accrued for consulting services related to executive and director compensation and all other services provided by WTW in 2022. All of the services described in the following fee table were approved by the committee:

Fees paid to WTW	
Director and Executive Compensation Consulting Fees	$ 357,915
Health and Welfare Benefit Plan Consulting Fees	1,073,311
Total	$ 1,431,226

Fees paid to WTW relative to its total revenue: The total fees we paid to WTW in 2022 ($1.431 million) represented approximately sixteen thousandths of one percent (0.016%) of WTW's revenue for its 2022 fiscal year ($8.9 billion).

Policies and procedures to prevent conflicts of interest: WTW has represented to the committee that it has a range of robust policies and protocols in place that are intended to ensure that its advice is fully objective and independent, including the following:

- Neither the lead compensation consultant nor any member of the lead compensation consultant's team (each, a "WTW team member") participates in any of the other consulting services provided to us by WTW.
- No WTW team member is compensated or rewarded in any way for the other consulting services provided to us.

In addition, the committee has adopted a policy, described in more detail below, under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates.

Consultant relationships with committee members: No WTW team member has any business or personal relationship with any member of the committee. Further, no member of the committee has a business or personal relationship with WTW (aside from, if applicable, the professional services that WTW may provide to other companies on whose boards our directors may serve).

Consultant stock ownership: WTW has represented to the committee that no WTW team member directly owns any Zimmer Biomet stock.

Consultant relationships with executive officers: No WTW team member has any business or personal relationship with an executive officer of Zimmer Biomet. Further, no executive officer has a business or personal relationship with the firm WTW (aside from the business relationship between WTW and the company).

Based on its review of these factors, the committee concluded that the work of WTW did not raise any conflicts of interest.

The committee has adopted a policy under which the committee must approve in advance all consulting services provided to us by WTW and its affiliates. Pursuant to the policy, the WTW fee budget for all services to be provided during the following fiscal year is presented to the committee for review and approval at its final meeting of the year. Having this authority permits the committee to make real time assessments of the magnitude of fees being charged by WTW for other work and, to the extent those fees could give rise to a potential conflict of interest, to disapprove that work. The following additional protocols govern all of WTW's engagements with us:

- To the extent that a service can be forecasted in advance, approval may be given by the committee as part of the fee budget presented to the committee.

- With respect to a service that is identified after the budget is approved, the scope and cost of the service are to be provided to our senior Human Resources personnel, who will arrange to request approval.
- The committee has delegated to its Chairman the authority to pre-approve services to be provided by WTW, provided that such services do not exceed an aggregate of $100,000 annually.
- Approvals given by the Chairman using this delegation of authority are to be reported to the full committee at its next meeting.
- Annually, the committee is to receive a report of the total fees we paid to WTW and its affiliates for executive or director compensation services and all other services.

In connection with the appointment of Semler Brossy, the committee delegated to its Chairman the authority to negotiate appropriate transition services to be provided by WTW, which services were reviewed with the Committee at its March 2023 meeting.

The ZimVie Inc. Spinoff

As discussed above, on March 1, 2022, we completed the spinoff of our Dental and Spine businesses into a standalone, publicly traded company, ZimVie. ZimVie reported that as of December 31, 2021, ZimVie (formerly our Dental and Spine businesses) represented approximately $1 billion in total net sales, $1.8 billion in total assets and 900 employees. Recognizing the significance of the spinoff, the committee undertook a robust process to evaluate all of the compensation decisions it would need to make in connection with the spinoff transaction. It obtained guidance from its independent compensation advisors, outside counsel, management and a management consultant prior to making executive compensation decisions, including with respect to the conversion of the 2020 and 2021 PRSUs. As part of its process, the committee evaluated all aspects of team members' long-term incentive awards, including the composition and potential conversion or adjustment of such awards. A variety of factors drove the committee's compensation-related decisions in connection with the ZimVie spinoff, including its evaluation of input received from management, its independent compensation consultant, outside counsel and others; retention of key talent; the committee's assessment of management's performance on financial and non-financial measures of transformation during the COVID-19 pandemic; a desire to achieve fairness between team members who would remain with Zimmer Biomet and those who would transition to ZimVie; and other relevant factors. All factors were balanced in a manner that the committee believed was in the best interests of Zimmer Biomet and its shareholders.

As noted above under "COMPENSATION PHILOSOPHY AND ELEMENTS – Our Executive Compensation Philosophy," the committee views equity-based compensation as a critical retention tool, and the COVID-19 pandemic's effects on our business materially reduced the value of equity-based compensation as a retention tool. In determining how to handle outstanding equity awards held by executives and others who would remain with Zimmer Biomet following the ZimVie spinoff, the committee considered the risk of further loss of management talent at a critical time in the company's transformation and the consequences of such loss of key talent on the company and its shareholders. The committee also considered potentially adjusting performance measures for the 2020 and 2021 PRSUs, but recognized the challenges of establishing appropriate new performance measures due to the substantial changes presented by the ZimVie spinoff and ongoing pandemic-related business uncertainty.

The COVID-19 pandemic had a profound negative effect on our business, in large part because we are highly reliant upon elective surgical procedures (and disproportionately more so than our closest competitors). However, the committee recognized that management performance remained strong throughout the pandemic, including important non-financial achievements outlined above under "EXECUTIVE SUMMARY – Our 2022 Results and Executive Compensation – Transformational Achievements". The committee made a final determination about the treatment of the 2020 and 2021 PRSUs in late 2021. At that time, the outstanding 2019, 2020 and 2021 PRSUs had substantially underperformed pre-COVID estimates. The following table sets forth information regarding projected payout levels in December 2019, prior to the onset of the pandemic in the United States, and in November 2021, when the committee determined how to treat outstanding PRSU awards in the spinoff, as well as final payout (or conversion level) and the actual achievement (assuming continuation of the applicable performance measures after conversion to RSUs, as applicable) and for PRSUs granted in 2019-2021:

PRSU Performance Projections vs. Actual					
Grant Year	Cycle Dates	Payout Tracking Level in December 2019	Payout Tracking Level in November 2021	Final Award Payout/Conversion Level	Actual Achievement of Underlying Goals
2021	2021-2023	NA	82.5%	82.5%[1]	NA[2]
2020	2020-2022	NA	0%	50%[1]	0%
2019	2019-2021	195%	45.4%	39.7%	39.7%

[1] The committee converted the PRSUs into RSUs paying out at this level.

[2] The original performance period will end on December 31, 2023.

The 2020 PRSUs were converted into RSUs at a 50% payout level, and giving effect to the Equity Exchange Ratio (as defined below). At the time the committee determined the payout level for conversion, the 2020 PRSUs were projected to achieve a 0% payout level due to COVID-19 related business declines and the anticipated effects of the spinoff. The performance goals under the 2020 PRSUs had been established in early 2020, before the magnitude of the COVID-19 pandemic had become apparent. The 50% payout level for conversion corresponded to meeting the threshold achievement level under the original 2020 PRSUs, and the committee determined to use this payout level to support continued retention of management through the remainder of the vesting period. The 2021 PRSUs were converted into RSUs at an 82.5% payout level, and giving effect to the Equity Exchange Ratio. At the time the committee determined the payout level for conversion, the 2021 PRSUs were estimated to achieve an 82.5% payout level based on constant currency revenue growth and relative TSR through that date.

Equity Adjustments

The committee approved adjustments to all outstanding equity awards, including those held by executive officers and non-employee directors, in connection with the ZimVie spinoff. The effective date of all adjustments was March 1, 2022, the effective date of the spinoff. The committee, after obtaining guidance from its independent compensation advisors, outside counsel, management and a management consultant, considered the value of the equity before and after the spinoff to provide for adjustments to preserve the pre-spin dollar value of each outstanding equity award. Equity awards were converted into, or adjusted for, the team member's future employer equity only, creating immediate engagement with the future employer. Because all of our NEOs remained with Zimmer Biomet following the spinoff, they retained Zimmer Biomet awards as a result of the spinoff adjustments and conversions.

The Equity Exchange Ratio: The basis for adjustment of our RSUs and stock options was 1.030802, referred to herein as the "Equity Exchange Ratio," which was determined by dividing (i) the volume-weighted average price per share of Zimmer Biomet common stock on the NYSE on February 28, 2022, which was $126.829500, by (ii) the volume-weighted average price per share of Zimmer Biomet common stock on the NYSE on March 1 through March 3, 2022, which was $123.042233.

RSUs: The number of RSUs held by a team member was multiplied by the Equity Exchange Ratio and rounded up to the nearest whole unit. All other restrictions and terms in effect for the RSUs on the date of adjustment remain in effect.

The following table presents the effect of the adjustments on RSUs held by the NEOs who held RSUs prior to the ZimVie spinoff:

NEO	Pre-Adjustment RSUs (#)	Post-Adjustment RSUs (#)
Bryan Hanson	—	—
Suketu Upadhyay	7,310	7,536
Ivan Tornos	3,538	3,648
Sang Yi	—	—
Chad Phipps	—	—

Stock Options: The number of shares of common stock underlying the options held by a team member was multiplied by the Equity Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each option was divided by the Equity Exchange Ratio and rounded up to the nearest cent. All other restrictions and terms in effect for the stock options on the date of adjustment remain in effect.

The following table summarizes the effect of the adjustments on stock options held by the NEOs:

			Pre-Adjustment Option Awards		Post-Adjustment Option Awards	
Name	Grant Date	Option Expiration Date[1]	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Number of Securities Underlying Unexercised Options (#)[2]	Option Exercise Price[3] ($)
Bryan Hanson	12/19/2017	12/19/2027	126,260	$121.26	130,146	$117.64
	12/19/2017	12/19/2027	97,800	$121.26	100,810	$117.64
	3/20/2018	3/20/2028	131,485	$114.44	135,532	$111.03
	2/26/2019	2/26/2029	144,501	$123.73	148,948	$120.04
	2/21/2020	2/21/2030	158,480	$157.54	163,358	$152.84
	2/25/2021	2/25/2031	131,698	$163.79	135,751	$158.90
	2/18/2022	2/18/2032	166,819	$120.82	171,953	$117.22
Suketu Upadhyay	7/1/2019	7/1/2029	63,510	$117.80	65,464	$114.29
	2/21/2020	2/21/2030	40,414	$157.54	41,657	$152.84
	2/25/2021	2/25/2031	33,914	$163.79	34,957	$158.90
	2/18/2022	2/18/2032	50,046	$120.82	51,586	$117.22
Ivan Tornos	12/3/2018	12/3/2028	14,745	$117.18	15,198	$113.69
	12/3/2018	12/3/2028	17,345	$117.18	17,878	$113.69
	2/26/2019	2/26/2029	40,045	$123.73	41,277	$120.04
	2/21/2020	2/21/2030	41,996	$157.54	43,288	$152.84
	2/25/2021	2/25/2031	36,175	$163.79	37,288	$158.90
	2/18/2022	2/18/2032	59,903	$120.82	61,746	$117.22
Sang Yi	3/17/2014	3/17/2024	1,655	$ 94.34	1,705	$ 91.53
	6/24/2015	6/24/2025	20,991	$113.83	21,637	$110.44
	6/24/2015	6/24/2025	20,994	$113.83	21,640	$110.44
	3/21/2016	3/21/2026	23,730	$104.01	24,460	$100.91
	3/21/2017	3/21/2027	21,322	$121.88	21,978	$118.25
	2/20/2018	2/20/2028	21,565	$119.61	22,228	$116.04
	3/20/2018	3/20/2028	24,075	$114.44	24,816	$111.03
	2/26/2019	2/26/2029	26,116	$123.73	26,919	$120.04
	2/21/2020	2/21/2030	25,355	$157.54	26,135	$152.84
	2/25/2021	2/25/2031	24,305	$163.79	25,053	$158.90
	2/18/2022	2/18/2032	25,782	$120.82	26,575	$117.22
Chad Phipps	3/19/2012	3/19/2022	34,000	$ 64.13	35,149	$ 62.22
	3/18/2013	3/18/2023	33,535	$ 73.15	34,567	$ 70.97
	3/17/2014	3/17/2024	25,375	$ 94.34	26,156	$ 91.53
	6/24/2015	6/24/2025	37,785	$113.83	38,948	$110.44
	6/24/2015	6/24/2025	25,194	$113.83	25,969	$110.44
	3/21/2016	3/21/2026	28,475	$104.01	29,351	$100.91
	3/21/2017	3/21/2027	23,255	$121.88	23,970	$118.25
	2/20/2018	2/20/2028	25,485	$119.61	26,269	$116.04
	3/20/2018	3/20/2028	22,235	$114.44	22,919	$111.03
	2/26/2019	2/26/2029	23,940	$123.73	24,676	$120.04
	2/21/2020	2/21/2030	22,984	$157.54	23,691	$152.84
	2/25/2021	2/25/2031	22,044	$163.79	22,722	$158.90
	2/18/2022	2/18/2032	23,507	$120.82	24,230	$117.22

(1) Option expiration date was unaffected by the adjustments.

(2) For the adjustment, the number of shares underlying unexercised stock options was multiplied by 1.030802, the Equity Exchange Ratio, rounded down to the nearest whole share.

(3) For the adjustment, the per share exercise price of each option was divided by 1.030802, the Equity Exchange Ratio, and rounded up to the nearest cent.

PRSUs: The spinoff-related adjustment for which shareholders provided the most feedback was the conversion of the 2020 and 2021 PRSUs into time-based RSUs. Please see "Shareholder Engagement and Response to the 2022 Say on Pay Vote" above for further information about the committee's considerations relating to this conversion.

As in the case of the other equity adjustments, after the committee obtained guidance from its independent compensation advisors, outside counsel, management and a management consultant, it further considered, among other factors, the anticipated effects of the spinoff on existing targets, the impact of the COVID-19 pandemic on achievement of the 2020 PRSU awards, performance of the company relative to PRSU objectives established in 2021, and the economic environment and management performance, including as to matters set forth above. The committee then determined to convert the 2020 PRSUs into RSUs at the lowest level possible for payout, and to convert the 2021 PRSUs at the level to which they were tracking at the time of the committee's decision in November 2021. Outstanding PRSUs were converted into RSUs with the same three-year vesting period. The number of RSUs into which the PRSUs were converted was determined as follows:

- ***2020 PRSU Awards***: 2020 PRSU awards were converted into RSUs at a 50% payout level, and also giving effect to the Equity Exchange Ratio. No further performance conditions apply to these RSUs, and the vesting date remained the same, which is generally three years following the original grant date. At the time the committee approved the conversion, the 2020 PRSUs were not projected to meet threshold achievement for payout due to the ZimVie spinoff and business declines directly associated with the COVID-19 pandemic. The 50% payout level corresponds to meeting the threshold achievement level under the original 2020 PRSUs.

- ***2021 PRSU Awards***: 2021 PRSU awards were converted into RSUs at an 82.5% payout level, and also giving effect to the Equity Exchange Ratio. No further performance conditions apply to these RSUs, and the vesting date remains the same, which is generally three years following the original grant date. At the time the committee approved the conversion, the 2021 PRSUs were estimated to achieve an 82.5% payout level based on the projected achievement of the constant currency revenue growth and relative TSR measures through that date.

The following table presents the effects of these conversions, including the adjustments for the Equity Exchange Ratio, on the PRSUs held by the NEOs:

Name	2020 PRSU Awards			2021 PRSU Awards		
	Grant Date PRSUs (Based on Target Performance) (#)	Grant Date PRSUs (Based on Maximum Performance) (#)	Post-Conversion RSUs (50% Payout Level) (#)	Grant Date PRSUs (Based on Target Performance) (#)	Grant Date PRSUs (Based on Maximum Performance) (#)	Post-Conversion RSUs (82.5% Payout Level) (#)
Bryan Hanson	29,360	58,720	15,132	32,149	64,298	27,342
Suketu Upadhyay	7,487	14,974	3,860	8,279	16,558	7,043
Ivan Tornos	7,781	15,562	4,011	8,831	17,662	7,513
Sang Yi	4,700	9,400	2,423	5,933	11,866	5,047
Chad Phipps	4,257	8,514	2,195	5,382	10,764	4,580

Notwithstanding the conversion of the 2020 and 2021 PRSUs, the committee continues to monitor the company's performance against the performance goals initially established for the 2020 and 2021 PRSUs.

GOVERNANCE FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Equity Incentive Grant Practices

The committee approves annual equity-based awards to NEOs at approximately the same time each year, typically the day of its meeting in February or March. In 2022, the committee established a mid-February grant date for annual equity grants to all eligible employees. The grant date timing was driven by these considerations:

- It coincides with our calendar-year-based performance management cycle, allowing supervisors to communicate the equity award decisions close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.
- It follows the annual earnings release.
- The annual operating plan is available at that time and is considered by the committee when setting targets for performance measures.

The committee approves target grant values for long-term equity awards on or prior to the grant date. On the grant date in 2022, those values were converted to a number of options and PRSUs based on:

- the average of the high and the low selling prices of our common stock on the grant date; and
- the same valuation methodology we use to determine the accounting expense of the grants under ASC 718.

The committee also approves equity-based awards outside of the annual grant cycle from time to time ("off-cycle awards") for purposes of attracting new hires for executive-level positions, in connection with promotions to executive-level positions, to reward superior performance, to recognize exceptional effort and commitment, to retain and motivate executive-level employees or for other purposes the committee deems appropriate. As noted above, based on our 2022 shareholder outreach, the committee committed to not grant one-time time-based equity grants to executive officers in the future, except for new hires or for performance-based retention grants.

The committee typically delegates authority to our CEO to grant a limited number of off-cycle awards to non-executive level employees as he deems appropriate. The aggregate number of shares underlying all such grants by our CEO during 2022 was approximately 125,856. He subsequently reports any such grants to the committee. These grants are effective on the first trading day of the month following the later of the CEO's approval of the grant or the new hire's start date.

Executive Stock Ownership Guidelines

Our NEOs must meet stock ownership guidelines set by the Board. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require our CEO to own shares or units with a value equal to at least six times his or her base salary and the other NEOs to own shares or units with a value equal to at least three times their respective base salaries. NEOs have a period of five years to reach the guideline level of ownership. The value of long shares and time-based RSUs is counted toward these guidelines, as is the unrealized gain on vested stock options. The value of unearned PRSUs and the unrealized gain on unvested stock options is not counted. NEOs may not sell shares acquired through option exercises or vesting of RSUs or PRSUs (other than to pay option exercise costs and cover any required tax withholding obligation) until the minimum ownership requirements have been met. As of December 31, 2022, all NEOs are in compliance with the guidelines or are within the time period prior to required compliance. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no executive falls out of compliance with the guidelines.

Executive Compensation Recoupment and Disclosure Policies

The SEC recently adopted final rules under the Dodd-Frank Act directing national securities exchanges to establish listing standards requiring listed companies to adopt compensation recoupment policies containing certain provisions. The committee will consider appropriate modifications to the company's recoupment policy to comply with the new rules and listing standards once they are finalized.

Currently, under our executive compensation recoupment policy applicable to cash incentive compensation paid and equity incentive awards granted to executive officers, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under federal securities laws, the Board will review the facts and circumstances that led to the requirement for the restatement and take any actions it deems appropriate with respect to incentive-based compensation. The Board will consider whether an executive officer received compensation based on performance reported, but not actually achieved, or was accountable for the events that led to the restatement, including any misconduct. Actions the Board may take include: seeking recovery of incentive-based compensation received by an executive officer during the three-year period preceding the date we are required to prepare an accounting restatement in excess of what would have been paid to the executive officer under the accounting restatement; imposing disciplinary actions; and pursuing any other remedies.

In addition to the above-described executive compensation recoupment policy, our equity incentive plan and related award agreements contain provisions that permit the committee, in its discretion, to require a participant to forfeit his or her right to any unvested portion of an award and, to the extent that any portion of an award has previously vested, to return to us the shares of common stock covered by the award or any cash proceeds the participant received upon the sale of such shares, in the event that the participant engages in activity that is deemed detrimental to our interests, including, but not limited to, breach of restrictive covenants or violations of our Code of Business Conduct and Ethics or other policies, procedures or standards.

We also have an executive compensation recoupment disclosure policy that provides that, in the event we apply the recovery remedies available under the terms and conditions of any equity award or our executive compensation recoupment policy to any current or former executive officer to recoup incentive compensation (whether by forfeiture, cancellation, demand for repayment or otherwise), we intend to disclose such action in our annual proxy statement so long as we have previously disclosed the underlying event triggering the recoupment in an SEC filing, press release or similar public communication. If no amount is so recouped in any year, we also intend to disclose that fact. We may limit the disclosure contemplated by this policy if such disclosure could reasonably be expected to result in, or exacerbate, any regulatory action, litigation, arbitration, investigation or other proceeding involving us, or violate any applicable privacy law or right or other requirement or obligation. This policy is subject to change in the event final rules or regulations related to clawback disclosure are promulgated by the NYSE or any other applicable regulatory body. In 2022, we did not take action to recoup incentive compensation from any current or former executive officer.

Prohibition on Hedging and Pledging

Our Stock Trading Policy prohibits all members of our Board, all executive officers, all employees at or above a director level and certain other designated employees (as well as such individuals' family members, others living in their home and any entities that such individuals influence or control) from the following:

- purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Zimmer Biomet securities that such person holds, directly or indirectly, whether or not the Zimmer Biomet securities were acquired as part of his or her compensation;
- engaging in short sales of Zimmer Biomet securities; and
- holding Zimmer Biomet securities in a margin account or otherwise pledging Zimmer Biomet securities as collateral for a loan.

The prohibition on hedging included in our Stock Trading Policy does not preclude covered persons from engaging in general portfolio diversification or investing in broad-based index funds.

Tax Deductibility of Executive Compensation

The committee views the tax deductibility of compensation as one of many factors to be considered in the design of our executive compensation program. Section 162(m) of the Internal Revenue Code (the "Code") limits our ability to deduct for U.S. tax purposes compensation in excess of $1.0 million that is paid to certain executive officers. In determining the compensation paid or awarded to our NEOs, the committee seeks to achieve the objectives of our compensation program, including attracting, retaining, motivating and sustaining high performing executive talent and incentivizing the achievement of both short- and long-term results through the alignment of rigorous performance goals and pay. In structuring our compensation program in a manner consistent with these objectives, the committee may approve compensation that is not fully deductible for U.S. tax purposes if the committee believes it will contribute to the achievement of our business objectives and is in our best interests and the best interests of our shareholders.

COMPENSATION COMMITTEE REPORT

The Compensation and Management Development Committee of the Board of Directors consists of the four directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that precedes this report. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer Biomet's Annual Report on Form 10-K for the year ended December 31, 2022 and this proxy statement.

Compensation and Management Development Committee

Arthur Higgins, Chair
Michael Farrell
Syed Jafry
Michael Michelson

2022 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to or earned by our NEOs for the years ended December 31, 2022, 2021, and 2020:

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[1],[6] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson Chairman, President and CEO	2022	1,212,692	—	7,314,720	5,500,022	2,268,340	—	333,330	16,449,105
	2021	1,120,283	—	5,825,077	5,825,003	1,837,775	—	375,394	14,983,532
	2020	1,138,575	—	5,000,008	5,000,044	1,594,981	—	298,093	13,031,701
Suketu Upadhyay Executive VP, CFO	2022	753,080	—	2,067,692	1,650,017	928,587	—	123,942	5,523,318
	2021	663,431	2,779	1,500,072	1,500,016	773,449	—	176,467	4,616,214
	2020	690,577	—	1,275,036	1,275,062	589,200	—	64,308	3,894,183
Ivan Tornos Chief Operating Officer	2022	823,077	—	2,408,723	1,975,002	1,059,530	—	168,735	6,435,067
	2021	730,684	—	1,600,089	1,600,020	808,356	—	139,760	4,878,909
	2020	729,615	—	1,325,104	1,324,974	651,987	—	110,562	4,142,242
Sang Yi[8] President, APAC	2022	638,853	—	1,361,788	851,046	595,104	—	124,048	3,570,839
	2021	623,307	—	1,075,000	1,075,010	478,802	—	120,761	3,372,880
	2020	658,333	—	800,410	799,950	446,081	—	116,270	2,821,044
Chad Phipps Senior VP, General Counsel and Secretary	2022	584,031	—	1,212,221	783,255	582,629	—	65,428	3,227,564

(1) During the preparation of this proxy statement, we determined that amounts related to participation in a salesforce awards trip in 2021 had been incorrectly included in the "Salary" column instead of the "All Other Compensation" column for Messrs. Hanson, Upadhyay and Tornos. As a result, we have reduced the amounts reported for those NEOs in the "Salary" column for 2021 by the amount of the in-kind benefit related to the trip that had been allocated to Messrs. Hanson ($56,647), Upadhyay ($58,560) and Tornos ($54,316), and increased the amounts reported for those NEOs in the "All Other Compensation" column for 2021 by the incremental cost to us of their participation in the trip for Messrs. Hanson ($59,121), Upadhyay ($58,560) and Tornos ($54,316).

(2) With respect to Mr. Upadhyay, his 2021 Bonus amount represents the amount of an additional discretionary payment increase made under the Executive Performance Incentive Plan.

(3) The amounts in the "Stock Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of stock awards granted in that year computed in accordance with ASC 718. Additionally, amounts shown for 2022 also include the incremental fair value resulting from the conversion of outstanding unvested PRSU awards and the adjustment of outstanding unvested RSU awards in connection with the ZimVie spinoff. Pursuant to accounting guidance prescribed under ASC 718, the conversions and adjustments resulted in grant modifications, which in accordance with SEC rules are reportable in this "Stock Awards" column. The incremental fair value is determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. For a discussion of the method of valuation and any assumptions made in the valuation of the awards, see Note 6 to the Consolidated Financial Statements included in our 2022 Form 10-K. We do not pay or accrue dividends or dividend equivalents on PRSUs or RSUs. The following table separates the grant date fair value of PRSUs and RSUs granted during 2022 and the incremental fair value attributable to the conversion of and/or adjustments to stock awards upon the ZimVie spinoff, both calculated in accordance with ASC 718:

Name	Grant Date Fair Value of Stock Awards Granted in 2022 ($)	Incremental Fair Value of All Unvested Stock Awards from the ZimVie Spinoff Adjustment ($)
Bryan Hanson	5,500,092	1,634,628
Suketu Upadhyay	1,650,016	417,676
Ivan Tornos	1,975,015	433,708
Sang Yi	1,100,026	261,762
Chad Phipps	975,090	237,131

PRSU awards are subject to performance conditions and amounts reported in the "Stock Awards" column represent the grant date fair value based upon the probable outcome of the performance conditions at the date of grant. PRSUs awarded in 2022 are subject to internal performance goals of constant currency revenue growth and adjusted EPS growth over a three-year performance period. PRSUs awarded in 2021 and 2020 were (prior to conversion to RSUs in connection with the ZimVie spinoff) subject to both internal (constant currency revenue growth) and market-related (relative TSR) performance goals over a three-year performance period. The grant date fair value of the relative TSR component was determined using a Monte Carlo simulation model. The following table presents the grant date fair value of the annual PRSUs subject to performance conditions included in the "Stock Awards" column and the grant date fair value of these awards assuming that the highest level of performance conditions would be achieved.

Name	2022 PRSU Awards	
	Grant Date Fair Value (Based on Probable Outcome) ($)	Grant Date Fair Value (Based on Maximum Performance) ($)
Bryan Hanson	5,500,092	11,000,184
Suketu Upadhyay	1,650,016	3,300,032
Ivan Tornos	1,975,015	3,950,030
Sang Yi	850,026	1,700,052
Chad Phipps	775,090	1,550,180

(4) The amounts in the "Option Awards" column do not represent amounts the NEOs received or are entitled to receive; rather, the reported amounts represent the aggregate grant date fair value of option awards granted in that year computed in accordance with ASC 718. Additionally, amounts shown for 2022 also include the incremental fair value resulting from the adjustments to outstanding unvested option awards in connection with the ZimVie spinoff. Pursuant to accounting guidance prescribed under ASC 718, the adjustments resulted in grant modifications, which in accordance with SEC rules are reportable in this "Option Awards" column. The incremental fair value is determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. For a discussion of the assumptions made in the valuation of our stock options, see Note 6 to the Consolidated Financial Statements included in our 2022 Form 10-K. The following table separates the grant date fair value of option awards granted during 2022 and the incremental fair value attributable to the adjustments to of option awards upon the ZimVie spinoff, both calculated in accordance with ASC 718:

Name	Grant Date Fair Value of Option Awards Granted in 2022 ($)	Incremental Fair Value of All Unvested Option Awards from the ZimVie Spinoff Adjustment ($)
Bryan Hanson	5,500,022	—
Suketu Upadhyay	1,650,017	—
Ivan Tornos	1,975,002	—
Sang Yi	850,033	1,013
Chad Phipps	775,026	8,229

(5) Amounts reported consist of the annual cash incentive award under the Executive Performance Incentive Plan ("EPIP").

(6) Amounts reported for 2022 include the following:

	B. Hanson ($)	S. Upadhyay ($)	I. Tornos ($)	S. Yi ($)	C. Phipps ($)
Company matching contributions to 401(k) plan	18,300	18,300	16,009	—	18,300
Company matching contributions to deferred compensation plan (credited to participants' accounts in 2023)	164,728	73,458	49,385	—	45,072
Non-business use of corporate aircraft[(a)]	141,860	22,120	31,185	—	—
Automobile allowance	—	—	—	67,688	—
Office parking fees	—	—	—	4,291	—
Disability insurance premiums	3,365	3,365	2,520	—	2,056
Mandatory Provident Fund contribution[(b)]	—	—	—	47,914	—
Executive physical	5,077	6,800	2,293	—	—
Personal tax assistance	—	—	18,470	4,155	—
Attendance at a sales recognition trip[(c)]	—	—	48,873	—	—
Total	333,330	123,942	168,735	124,048	65,428

(a) Mr. Hanson was permitted reasonable personal use of our corporate aircraft in 2022 up to $150,000 in aggregate incremental cost to us. Further, pursuant to a time-sharing agreement between Mr. Hanson and us, he is permitted to reimburse us for the incremental cost of his personal use of our corporate aircraft consistent with Federal Aviation Administration regulations. Messrs. Upadhyay and Tornos are permitted limited personal use of our corporate aircraft, up to $35,000 each in aggregate incremental cost to us, plus an overage cushion for each executive of up to 20% (or $7,000) for unforeseen circumstances. For purposes of the value disclosed in this proxy statement, we calculate incremental cost using a method that takes into account all variable costs, such as fuel, crew travel expenses, landing and parking fees and plane repositioning costs, less, in the case of Mr. Hanson, any reimbursement received pursuant to the time-sharing agreement. Since we use our aircraft primarily for business travel, we do not include as part of incremental cost the fixed costs that do not change based on usage, such as pilot salaries, the purchase or leasing costs of our aircraft and the cost of maintenance. The incremental cost, if any, of travel by an NEO's spouse or guests when accompanying the NEO is included. NEOs are responsible for the payment of any tax on any income imputed to the NEO as a result of personal use of corporate aircraft and we do not provide them with income tax gross-up payments.

(b) Our employees in Hong Kong who are Hong Kong citizens or permanent residents receive a pension benefit from the Mandatory Provident Fund ("MPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Hong Kong law. In 2022, we made mandatory contributions to the MPF with respect to Mr. Yi, as he is a Hong Kong citizen.

(c) Represents the incremental cost to us of Mr. Tornos and his spouse's participation in an annual salesforce award trip in 2022.

(8) Mr. Yi's compensation was paid in Singapore Dollars through June 15, 2020 and has been converted to U.S. Dollars using the average exchange rate for 2020 of 1 SGD = 0.725159 USD. Beginning June 16, 2020, Mr. Yi's compensation was paid in Hong Kong Dollars and has been converted to U.S. Dollars using the average exchange rate for 2020, 2021, and 2022 of 1 HKD = 0.128924 USD, 1 HKD = 0.128660 USD, and 1 HKD = 0.127713 USD, respectively. In addition, the amount shown in the "Salary" column for 2020 includes cash in lieu of accrued vacation for Mr. Yi of $70,147. This amount was paid out as a result of his relocation from Singapore to Hong Kong in June 2020.

GRANTS OF PLAN-BASED AWARDS IN 2022

The following table sets forth non-equity incentive plan arrangements and equity awards granted to our NEOs in 2022, as well as the incremental fair value of equity awards that were adjusted in 2022 in connection with the ZimVie spinoff.

Name	Grant Date	Date of Comp. Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(3) ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
Bryan Hanson			915,750	1,831,500	3,663,000								
Annual PRSU	02/18/22	02/18/22				24,022	48,043	72,065	48,043				5,500,092
Annual Option	02/18/22	02/18/22								171,953	117.22	117.40	5,500,022
Stock Adjustments(5)	03/01/22	—							—				1,634,628
Suketu Upadhyay			380,000	760,000	1,520,000								
Annual PRSU	02/18/22	02/18/22				7,207	14,414	21,621	14,414				1,650,016
Annual Option	02/18/22	02/18/22								51,586	117.22	117.40	1,650,017
Stock Adjustments(5)	03/01/22	—							—				417,676
Ivan Tornos			456,500	913,000	1,826,000								
Annual PRSU	02/18/22	02/18/22				8,626	17,252	25,878	17,252				1,975,015
Annual Option	02/18/22	02/18/22								61,746	117.22	117.40	1,975,002
Stock Adjustments(5)	03/01/22	—							—				433,708
Sang Yi(7)			259,200	518,400	1,036,800								
Annual PRSU	02/18/22	02/18/22				3,713	7,425	11,138	7,425				849,928
Annual Option	02/18/22	02/18/22								26,575	117.22	117.40	850,033
Stock Adjustments(5)	03/01/22	—							—				261,762
Option Adjustments(6)	03/01/22	—								—			1,013
Special RSU	03/01/22	03/01/22							2,052				250,098
Chad Phipps			235,200	470,400	940,800								
Annual PRSU	02/18/22	02/18/22				3,386	6,772	10,158	6,772				775,085
Annual Option	02/18/22	02/18/22								24,230	117.22	117.40	775,026
Stock Adjustments(5)	03/01/22	—							—				237,131
Option Adjustments(6)	03/01/22	—								—			8,229
Special RSU	03/01/22	03/01/22							1,641				200,005

(1) Amounts in the first line associated with each executive's name consist of the cash incentive opportunity amounts under the EPIP for 2022.

(2) The number of shares was adjusted in connection with the ZimVie spinoff. See "THE COMMITTEE'S PROCESSES AND ANALYSES – The ZimVie Inc. Spinoff" above for further information about the adjustment.

(3) The committee set the exercise price of stock options at fair market value on the date of grant. The Zimmer Biomet Holdings, Inc. 2009 Stock Incentive Plan ("2009 Plan") defines "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for employees based outside the U.S. The number of stock options and exercise price were subsequently adjusted in connection with the ZimVie spinoff. See "THE COMMITTEE'S PROCESSES AND ANALYSES – The ZimVie Inc. Spinoff" above for further information about the adjustment.

(4) The values reported in this column represent the grant date fair value of stock and option awards computed in accordance with ASC 718 and may differ from the values represented in the 2022 Summary Compensation Table due to rounding. See footnotes (3) and (4) to the 2022 Summary Compensation Table for additional information regarding the determination of grant date fair value of stock and option awards, respectively. The values in this column also include the incremental fair value of adjusted equity awards as discussed in footnotes (5) and (6) below.

(5) Reflects the incremental fair value associated with the conversion of the 2020 and 2021 PRSUs and the adjustment to certain RSUs in connection with the ZimVie spinoff, as described in footnote (3) of the 2022 Summary Compensation Table.

(6) Reflects the incremental fair value associated with the adjustments to unvested option awards in connection with the ZimVie spinoff, as described in footnote (4) of the 2022 Summary Compensation Table.

(7) Mr. Yi's compensation is paid in Hong Kong Dollars and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for 2022 of 1 HKD = 0.127713 USD.

Narrative Discussion

Non-Equity Incentive Plan Awards. The non-equity incentive plan awards reflected in the first row of the table for each NEO in columns (c) through (e) represent the annual cash incentive opportunity under the EPIP for 2022. Material terms of the awards, including a discussion of the applicable performance measures and target and actual performance for 2022, are described in the CD&A. Amounts actually earned for 2022 performance are shown in column (g) of the 2022 Summary Compensation Table.

Equity Incentive Plan Awards. The equity incentive plan awards reflected in columns (f) through (h) were granted under the 2009 Plan and represent PRSUs. The number of PRSUs shown in each of columns (f) through (h) has been adjusted based on the Equity Exchange Ratio and rounded up to the nearest whole unit. For all NEOs, these PRSUs were the annual PRSU grant and had a grant date fair value of $117.40 per unit. The PRSUs are subject to internal performance goals (constant currency revenue growth and earnings per share growth) over a three-year performance period. The grant date fair value of the PRSUs represents the weighted average fair value of the two PRSU tranches. For the constant currency revenue growth performance goal and for the earnings per share growth performance goal the grant date fair value is based upon the time period to vest. The material terms of the PRSUs, including applicable performance measures and targets, are described in the CD&A. We do not pay or accrue dividends or dividend equivalents on PRSUs.

Other Stock Awards. The Special RSU awards for Mr. Phipps and Mr. Yi reflected in column (i) were granted under the 2009 Plan. The number of shares of common stock underlying the awards was not adjusted in connection with the ZimVie spinoff as their grants occurred following the spinoff. The grant date fair value of the PRSUs represents $121.88 per unit. Material terms of the RSUs are described in the CD&A.

Option Awards. The option awards reflected in column (j) were granted under the 2009 Plan and represent nonqualified stock options. The number of shares of common stock underlying the options in column (j) reflect the adjustment due to the ZimVie spinoff, which number of granted options was multiplied by the Equity Exchange Ratio and rounded down to the nearest whole share. The per share exercise price of each option in column (k) reflect the adjustment due to the ZimVie spinoff, which price was divided by the Equity Exchange Ratio and rounded up to the nearest cent. For all NEOs, the 2022 option awards were annual option awards and had a grant date fair value of $117.22 per option, as determined using a Black-Scholes option pricing model. These options generally become exercisable in three equal installments on the first through third anniversaries of the grant date, contingent on continued employment through the applicable vesting date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company. Other material terms of the option awards are described in the CD&A.

Incremental Value Associated with ZimVie Spinoff. The amounts related to the stock adjustments and the option adjustments discussed in footnotes (5) and (6) reflect the incremental fair value attributed to each NEO resulting from the conversion of unvested PRSU awards and the adjustments to outstanding RSU and option awards, in connection with the ZimVie spinoff. Pursuant to accounting guidance prescribed under ASC 718, the adjustments resulted in grant modifications with incremental fair value in an amount determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. Please see footnotes (3) and (4) to the 2022 Summary Compensation Table for more information.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table summarizes the outstanding equity awards held by the NEOs as of December 31, 2022.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Bryan Hanson	02/18/2022	—	171,953	117.22	02/18/2032				
	02/25/2021	33,938	101,813	158.90	02/25/2031				
	02/21/2020	81,679	81,679	152.84	02/21/2030				
	02/26/2019	111,711	37,237	120.04	02/26/2029				
	03/20/2018	135,532	—	111.03	03/20/2028				
	12/19/2017	100,810	—	117.64	12/19/2027				
	12/19/2017	130,146	—	117.64	12/19/2027				
	02/18/2022							48,043[4]	6,125,483
	02/25/2021					27,342[5]	3,486,105		
	02/21/2020					15,132[6]	1,929,330		
Suketu Upadhyay	02/18/2022	—	51,586	117.22	02/18/2032				
	02/25/2021	8,739	26,218	158.90	02/25/2031				
	02/21/2020	20,830	20,827	152.84	02/21/2030				
	07/01/2019	49,099	16,365	114.29	07/01/2029				
	02/18/2022							14,414[4]	1,837,785
	02/25/2021					7,043[5]	897,983		
	02/21/2020					3,860[6]	492,150		
	07/01/2019					3,768[7]	480,420		
Ivan Tornos	02/18/2022	—	61,746	117.22	02/18/2032				
	02/25/2021	9,322	27,966	158.90	02/25/2031				
	02/21/2020	21,644	21,644	152.84	02/21/2030				
	02/26/2019	30,958	10,319	120.04	02/26/2029				
	12/03/2018	17,878	—	113.69	12/03/2028				
	12/03/2018	15,198	—	113.69	12/03/2028				
	02/18/2022							17,252[4]	2,199,630
	02/25/2021					7,513[5]	957,908		
	02/21/2020					4,011[6]	511,403		
Sang Yi	02/18/2022	—	26,575	117.22	02/18/2032				
	02/25/2021	25,053	—	158.90	02/25/2031				
	02/21/2020	26,135	—	152.84	02/21/2030				
	02/26/2019	26,919	—	120.04	02/26/2029				
	03/20/2018	24,816	—	111.03	03/20/2028				
	02/20/2018	22,228	—	116.04	02/20/2028				
	03/21/2017	21,978	—	118.25	03/21/2027				
	03/21/2016	24,460	—	100.91	03/21/2026				
	06/24/2015	21,637	—	110.44	06/24/2025				
	06/24/2015	21,640	—	110.44	06/24/2025				
	03/17/2014	1,705	—	91.53	03/17/2024				
	03/01/2022					2,052[8]	261,630		
	02/18/2022							7,425[4]	946,688
	02/25/2021					5,047[5]	643,493		
	02/21/2020					2,423[6]	308,933		

EXECUTIVE COMPENSATION

Name	Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2] ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Chad Phipps	02/18/2022	—	24,230	117.22	02/18/2032				
	02/25/2021	5,680	17,042	158.90	02/25/2031				
	02/21/2020	11,845	11,846	152.84	02/21/2030				
	02/26/2019	18,507	6,169	120.04	02/26/2029				
	03/20/2018	22,919	—	111.03	03/20/2028				
	02/20/2018	26,269	—	116.04	03/20/2028				
	03/21/2017	23,970	—	118.25	03/21/2027				
	03/21/2016	29,351	—	100.91	03/21/2026				
	06/24/2015	25,969	—	110.44	06/24/2025				
	06/24/2015	38,948	—	110.44	06/24/2025				
	03/17/2014	26,156	—	91.53	03/17/2024				
	03/18/2013	23,045	—	70.97	03/18/2023				
	03/01/2022					1,641[8]	209,228		
	02/18/2022							6,772[4]	863,430
	02/25/2021					4,580[5]	583,950		
	02/21/2020					2,195[6]	279,863		

(1) Stock options granted to the NEOs in 2022 will vest in increments of one-third on each of the first, second and third anniversaries of the grant date, subject to continued employment. Stock options granted to the NEOs prior to 2022, other than those granted to Mr. Yi on February 20, 2018, will vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to continued employment. Stock options granted to Mr. Yi on February 20, 2018 vested on the second anniversary of the grant date. Option awards may vest on an accelerated basis after the NEO has held the award for at least one year if the NEO reaches age 60 or retires, or if the NEO's employment is terminated involuntarily without cause and the NEO signs a general release of claims in favor of the company.

(2) The option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant, as subsequently adjusted in connection with the March 1, 2022 spinoff of ZimVie. The modified awards attempted to preserve the same intrinsic value and general terms and conditions (including vesting) as were in place immediately prior to the modification. Please see "THE COMMITTEE'S PROCESSES AND ANALYSES – The ZimVie Inc. Spinoff" above for further information about the ZimVie spinoff adjustments.

(3) Market value is calculated by multiplying the number of units in column (g) or (i), as applicable, by $127.50, the closing price of our common stock as reported by the New York Stock Exchange on December 30, 2022.

(4) This number of unearned PRSUs is based on achieving target performance. To the extent any of these PRSUs is earned based on performance over the three-year period beginning on the grant date of the award, such earned PRSUs would vest on the third anniversary of the grant date.

(5) Represents awards that were converted in connection with the ZimVie spinoff from PRSUs granted in 2021 to RSUs. These RSUs are scheduled to vest on February 25, 2024, subject to continued employment.

(6) Represents awards that were converted in connection with the ZimVie spinoff from PRSUs granted in 2020 to RSUs. These RSUs vested on February 21, 2023.

(7) These RSUs will vest on the fourth anniversary of the grant date, subject to Mr. Upadhyay's continued employment.

(8) These RSUs will vest on the second anniversary of the grant date, subject to continued employment.

OPTION EXERCISES AND STOCK VESTED IN 2022

The following table sets forth certain information regarding stock options exercised by our NEOs in 2022 and RSUs held by our NEOs that vested in 2022, in each case reflecting the ZimVie spinoff, as applicable.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Name				
(a)	(b)	(c)	(d)	(e)
Bryan Hanson	—	—	—	—
Suketu Upadhyay	—	—	3,768	404,193
Ivan Tornos	—	—	3,648	448,595
Sang Yi	—	—	—	—
Chad Phipps	46,671	2,773,104	—	—

(1) Value realized on exercise is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized on vesting is calculated by multiplying the closing price of our common stock on the New York Stock Exchange on the date of vesting by the number of shares of common stock that vested.

PENSION BENEFITS IN 2022

Narrative Discussion

During 2022, our U.S.-based NEOs were not eligible to participate in any defined benefit pension plans sponsored by the company.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the U.S. These pension plans are governed, and in some cases mandated, by the laws of the applicable countries and can vary significantly from plan to plan.

We do not offer a company-sponsored retirement plan for employees in Hong Kong. Our employees in Hong Kong who are Hong Kong citizens or permanent residents receive a pension benefit from the Mandatory Provident Fund ("MPF"), a compulsory social security savings plan provided by that country's government to which we make contributions as required by Hong Kong law. In 2022, we made mandatory contributions to the MPF with respect to Mr. Yi, as he is a Hong Kong citizen.

NONQUALIFIED DEFERRED COMPENSATION IN 2022

| Name | Executive Contributions in Last FY[1] ($) | Registrant Contributions in Last FY[2][3] ($) | Aggregate (Loss) in Last FY[4] ($) | Aggregate Balance at Last FYE[3][5] ($) |
(a)	(b)	(c)	(d)	(f)
Bryan Hanson				
DCP	305,047	164,728	(390,519)	1,993,490
Suketu Upadhyay				
DCP	122,808	73,458	(136,930)	786,571
Ivan Tornos				
DCP	49,385	49,385	(57,297)	305,749
Sang Yi	—	—	—	—
Chad Phipps				
DCP	120,656	45,072	(174,348)	713,811
401(k) BEP	—	—	(104,782)	378,406

(1) Amounts shown in this column are reported in the 2022 Summary Compensation Table, as follows:

	Amount Reported as Salary for 2022 ($)	Amount Reported as Non-Equity Incentive Compensation for 2022 ($)
Bryan Hanson		
DCP	305,047	—
Suketu Upadhyay		
DCP	122,808	—
Ivan Tornos		
DCP	49,385	—
Sang Yi	—	—
Chad Phipps		
DCP	120,656	—
401(k) BEP	—	—

(2) The amounts shown in this column are reported in the 2022 Summary Compensation Table as part of All Other Compensation.

(3) Our matching contributions to the DCP for 2022 reported in column (c) were not credited to participants' accounts until 2023. Therefore, these matching contributions are not reflected in the aggregate balance at last fiscal year end in column (f).

(4) The amounts shown in this column are not reported as compensation in the 2022 Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(5) Of the amounts shown in this column (including any amounts that would be shown in this column absent a decrease in value), the following amounts are or were previously reported in the 2022 Summary Compensation Table:

	Aggregate Amount Reported in the Summary Compensation Table of this and prior Proxy Statements ($)
Bryan Hanson	
DCP	$2,010,841
Suketu Upadhyay	
DCP	$ 845,710
Ivan Tornos	
DCP	$ 303,937
Sang Yi	—
Chad Phipps	—
DCP	$ 673,149
401(k) BEP	$ 54,018

Narrative Discussion

Deferred Compensation Plan ("DCP"). We adopted the DCP effective as of January 1, 2016 and froze all other nonqualified defined contributions plans for employees as of December 31, 2015. The DCP provides U.S.-based executives with the opportunity to defer each year, on a pre-tax basis, up to 50% of base salary and up to 95% of annual incentive awards. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the compensation was earned. We will match 100% of a participant's contributions, up to a maximum of 6% of the participant's aggregate base salary and annual incentive award, minus our matching contributions under the 401(k) plan. An executive must be employed on December 31 of the year the compensation was earned to be eligible to receive our matching contributions, unless termination of employment was due to the executive's death, disability or retirement, as defined in the DCP. Our matching contributions vest 25% per year of service.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2022, the investment alternatives included 16 different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2022, the rates of return of the various investment alternatives available under the plan ranged from -32.94% to 1.51%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits hardship distributions of vested amounts prior to the scheduled payment date only in the event of an unforeseeable emergency and only if the financial hardship resulting from the unforeseeable emergency cannot be relieved by other means, including cessation of deferrals under the DCP. If a participant receives a hardship distribution, the participant will be ineligible to defer compensation under the DCP for the remainder of that year and the following year.

At the time a participant makes an annual deferral election, the participant also chooses a withdrawal payment date and the form of payment he or she wishes to receive with respect to the payment of the vested amounts attributable to those deferrals. A participant may choose to commence payments on a specified date in the future or following separation from service. If a participant elects to commence payments on a specified date in the future, the participant may elect to receive his or her vested amounts in a lump sum or in substantially equal annual installments over two to five years. If a participant elects to commence payments following separation from service, the participant may elect to receive his or her vested amounts in a lump sum or in substantially equal annual installments over five to 15 years. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

If an executive is terminated for cause (as defined under the DCP, including willfully engaging in conduct that is demonstrably and materially injurious to us or our subsidiaries, monetarily or otherwise), or information is discovered after the executive's separation that would have allowed us to terminate the executive for cause, then the executive will forfeit any and all amounts in his or her company matching contribution account.

The following is a description of a plan that allowed NEOs to defer compensation prior to 2016.

Benefit Equalization Plan of the Zimmer Biomet Holdings, Inc. Savings and Investment Program ("401(k) BEP"). The 401(k) BEP is a nonqualified plan that supplements the 401(k) plan. Prior to 2016, a U.S.-based executive could elect to defer, on a pre-tax basis, up to 30% of base pay in excess of the maximum compensation limit for tax-qualified plans, which was $265,000 for 2015. To be effective, a participant must have made the election by December 31 of the year preceding the year in which the base pay was earned. Participants could also receive company contributions under this plan that they would otherwise forego under the 401(k) plan because of U.S. tax law limitations. Effective as of December 31, 2015, in connection with the adoption of the DCP, we amended the 401(k) BEP to remove the provision that allowed U.S.-based executives to elect to defer a portion of their base pay under this plan.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are slightly different than those offered under the 401(k) plan. During 2022, the investment alternatives included 16 different mutual funds from a number of different fund families. Our contributions followed the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2022, the rates of return of the various investment alternatives available under the plan ranged from -32.94% to 1.51%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan, we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits withdrawals only for extreme financial hardship or unforeseen emergencies. A participant must withdraw all available funds from his or her 401(k) plan account before making a withdrawal from this plan.

Unless a participant elected otherwise, the participant's account balance will be paid in a single lump sum following separation of service. For amounts deferred prior to 2008, a participant may have irrevocably elected, however, prior to the beginning of each year, to defer receipt of the portion of his or her account balance attributable to that year's contributions for a period of one to five years following retirement and/or to have that amount paid in equal annual installments following retirement over a period of (1) up to 15 years, (2) the participant's life expectancy, or (3) the joint life expectancy of the participant and the participant's designated beneficiary. Despite any election that a participant might have made, if the participant terminates employment prior to attaining age 55 with at least ten years of service, or if the participant's account balance at the time of retirement is $15,000 or less, the participant's account balance will be paid in a single lump sum following his or her termination of employment or retirement. In accordance with Section 409A of the Code, payments are delayed six months following a participant's separation from service.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the NEOs in the event of the termination of the NEO's employment. The table shows the potential compensation payable to each NEO, as applicable, upon a termination in connection with a change in control, voluntary resignation, retirement, death, disability, company-initiated (with cause) termination and company-initiated (without cause) termination, assuming such termination was effective as of December 31, 2022. The table and footnotes exclude certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown are only estimates of the amounts that would be payable to the NEOs upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments or limitations on payments and benefits arising under change in control severance agreements for U.S.-based NEOs to avoid the application of an excise tax under Section 280G of the Internal Revenue Code. Actual amounts to be paid can only be determined at the time of separation.

| | Termination Scenario | | | | | | |
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause($)	Company-Initiated (without Cause)($)
Bryan Hanson							
Severance – Salary[1]	3,663,000	—	—	—	—	—	2,442,000
Severance – Cash Incentive Award[2]	5,494,500	—	—	—	—	—	3,663,000
2022 Annual Cash Incentive Award[3]	1,819,038	—	—	2,268,341	2,268,341	—	—
Stock Options (accelerated)[4]	2,045,465	—	—	277,788	—	—	277,788
PRSUs and RSUs (accelerated)[5]	11,540,918	—	—	5,415,435	—	—	—
DCP[6]	1,993,490	1,993,490	1,993,490	1,993,490	1,993,490	493,511	1,993,490
Health and Welfare[7]	63,937	—	—	—	—	—	66,745
Disability[8]	—	—	—	—	9,572,578	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Suketu Upadhyay							
Severance – Salary[1]	1,520,000	—	—	—	—	—	760,000
Severance – Cash Incentive Award[2]	1,520,000	—	—	—	—	—	760,000
2022 Annual Cash Incentive Award[3]	744,657	—	—	928,587	928,587	—	—
Stock Options (accelerated)[4]	746,486	—	—	216,182	—	—	216,182
PRSUs and RSUs (accelerated)[5]	3,708,338	—	—	1,870,553	—	—	—
DCP[6]	786,571	763,035	763,035	763,035	763,035	216,621	763,035
Health and Welfare[7]	26,875	—	—	—	—	—	55,623
Disability[8]	—	—	—	—	4,643,270	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Ivan Tornos							
Severance – Salary[1]	1,660,000	—	—	—	—	—	830,000
Severance – Cash Incentive Award[2]	1,826,000	—	—	—	—	—	913,000
2022 Annual Cash Incentive Award[3]	886,923	—	—	1,059,530	1,059,530	—	—
Stock Options (accelerated)[4]	711,729	—	—	76,980	—	—	76,980
PRSUs and RSUs (accelerated)[5]	3,668,940	—	—	1,469,310	—	—	—
DCP[6]	305,749	305,749	305,749	305,749	305,749	189,299	305,749
Health and Welfare[7]	26,875	—	—	—	—	—	55,623
Disability[8]	—	—	—	—	6,135,887	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Company-Initiated (with Cause)($)	Company-Initiated (without Cause)($)
Sang Yi							
Severance – Salary[1]	1,286,461	—	—	—	—	—	643,230
Severance – Cash Incentive Award[2]	1,029,169	—	—	—	—	—	514,584
2022 Annual Cash Incentive Award[3]	511,082	—	—	595,104	595,104	—	—
Stock Options (accelerated)[4]	273,191	—	—	—	—	—	—
PRSUs and RSUs (accelerated)[5]	1,899,113	—	—	952,425	—	—	—
Health and Welfare[7]	161,680	—	—	—	—	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000
Chad Phipps							
Severance – Salary[1]	1,176,000	—	—	—	—	—	588,000
Severance – Cash Incentive Award[2]	940,800	—	—	—	—	—	470,400
2022 Annual Cash Incentive Award[3]	467,225	—	—	582,629	582,629	—	—
Stock Options (accelerated)[4]	295,105	—	—	46,021	—	—	46,021
PRSUs and RSUs (accelerated)[5]	1,727,243	—	—	863,813	—	—	—
Nonqual. Pension & Def. Comp.							
401(k) BEP[10]	713,811	713,811	713,811	713,811	713,811	325,032	713,811
DCP[6]	378,406	378,406	378,406	378,406	378,406	162,428	378,406
Health and Welfare[7]	26,875	—	—	—	—	—	55,623
Disability[8]	—	—	—	—	3,018,886	—	—
Outplacement[9]	25,000	—	—	—	—	—	25,000

(1) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Phipps) the NEO's base salary in effect as of December 31, 2022, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreements we have with each of the NEOs. See the narrative that follows this table for a description of the change in control severance agreements. Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Phipps) the NEO's base salary in effect as of December 31, 2022, which amount would have been payable pursuant to the terms of our Executive Severance Plan in the event of the NEO's involuntary termination of employment without cause on December 31, 2022. See the narrative that follows this table for a description of the Executive Severance Plan.

(2) Amount shown in "Change in Control" column represents three times (for Mr. Hanson) or two times (for each of Messrs. Upadhyay, Tornos, Yi and Phipps) the NEO's target incentive award opportunity percentage under the 2022 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2022, which amount would have been payable in the event of a change in control of us and the NEO's termination of employment by us without cause or by the NEO with good reason pursuant to the change in control severance agreement we have with each of the NEOs . Amount shown in "Company-Initiated (without Cause)" column represents two times (for Mr. Hanson) or one times (for each of Messrs. Upadhyay, Tornos, Yi and Phipps) the NEO's target incentive award opportunity percentage under the 2022 annual cash incentive plan multiplied by the NEO's base salary as of December 31, 2022, which severance would have been payable pursuant to the terms of our Executive Severance Plan in the event of his involuntary termination of employment without cause on December 31, 2022.

(3) Amount represents the amount payable to the NEO under the annual cash incentive plan for 2022 assuming the NEO terminated employment effective December 31, 2022 as a result of the specified termination event. Amount in "Change in Control" column represents the NEO's target award under the EPIP for 2022 as reported in column (d) of the "Grants of Plan-Based Awards in 2022" table. Amount in "Death" and "Disability" columns represents actual amount earned for 2022, as reported in column (g) of the 2022 Summary Compensation Table.

(4) Amount represents the value of unvested stock options held by the NEO that would vest as a result of the specified termination event. This value is calculated on the basis of the difference between the exercise price and $127.50, the closing price of our common stock on the New York Stock Exchange on December 30, 2022, multiplied by the number of shares of common stock underlying "in-the-money" options.

(5) Amount represents the value of unvested PRSUs and RSUs, as applicable, held by the NEO that would vest as a result of the specified termination event. For all NEOs this value is calculated by multiplying the number of unvested units that would vest by $127.50, the closing price of our common stock on the New York Stock Exchange on December 30, 2022.

(6) For all columns other than "Change in Control" and "Company Initiated (with Cause)", amount represents the NEO's vested account balance in the DCP as of December 31, 2022. Amount in "Change in Control" column represents the NEO's vested account balance in the DCP plus unvested employer contributions as of December 31, 2022. Amount in "Company Initiated (with Cause)" column represents the NEO's vested account balance in the DCP minus all employer contributions and earnings attributable thereto as of December 31, 2022. U.S.-based executives are generally eligible to participate in the DCP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2022 – *Narrative Discussion – Deferred Compensation Plan ("DCP")*" for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

(7) Amount shown in "Change in Control" column represents the estimated cost of health and welfare benefits to be provided to the NEO in the event of a change in control and qualifying termination of employment under the change in control severance agreements we have with each of the NEOs. With respect to Mr. Yi, the reported amount also includes the cost of continuing to provide an automobile allowance and health and welfare benefits for a period of 24 months. Amount shown in the "Company-Initiated (without Cause)" column represents the then-current monthly COBRA premium based upon the group health insurance (medical and dental, but excluding vision) in effect the day before the assumed date of termination of employment of December 31, 2022, multiplied by 24 for Mr. Hanson and by 12 for the other NEOs, as provided for by the Executive Severance Plan.

(8) U.S.-based executives are generally eligible to participate in our Long-Term Disability Income Plan for Highly Compensated Employees. The amount for each of Messrs. Hanson, Upadhyay, Tornos and Phipps represents the present value of his benefit under the plan assuming he became disabled effective December 31, 2022. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his monthly base earnings (including salary, the average of the annual incentive earned for the year preceding the date of disability and the target annual bonus for the year in which the disability occurred, and sales commissions, as applicable) reduced by the benefits payable under our base long-term disability insurance plan, supplemental insurance policy and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him at a salary at least equal to that which he was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age $63^1/_2$). The present value was determined by discounting the expected benefit payments using an interest rate of 5.37% and a mortality table for disabled employees. The present value excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees. The present value does include the benefit payable under the insured, supplemental insurance policy because that benefit is paid for by us, but is not available to all salaried employees.

(9) Amount represents the estimated cost of outplacement services to be provided to the NEO in the event of termination of employment as a result of the specified termination event.

(10) Amount represents the NEO's vested account balance in the 401(k) BEP as of December 31, 2022. Prior to 2016, U.S.-based executives were generally eligible to participate in the 401(k) BEP. See "NONQUALIFIED DEFERRED COMPENSATION IN 2022 – Narrative Discussion – Benefit Equalization Plan of the Zimmer Biomet Holdings, Inc. Savings and Investment Program" for more information about this plan, including available forms of payment.

CHANGE IN CONTROL ARRANGEMENTS

We have entered into change in control severance agreements with the NEOs. The agreements provide the NEOs with certain severance benefits following a change in control of us and qualifying termination of their employment. The agreements are intended to encourage executives to remain employed with us during a time when their prospects for continued employment following a transaction may be uncertain (since many transactions result in significant organizational changes at the executive level). We choose to provide these agreements to promote a stable executive team and so that executives will remain focused on shareholders' and customers' interests during the transition process. To receive the severance benefits provided under the agreements, an executive must sign a general release of any claims against us.

We do not believe NEOs should receive severance benefits merely because a change in control transaction occurs. Therefore, our agreements have a "double trigger." This means that severance benefits are provided only upon the occurrence of both a change in control of us and either (1) an involuntary termination of employment without "cause" (as defined in the agreement) or (2) a voluntary termination of employment with "good reason" (as defined in the agreement). If both triggers occur, the NEO would be provided with severance benefits that would include a lump sum payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and target annual incentive award. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the NEO for the current calendar year. If prior to a change in control, the NEO's employment is terminated without cause at the direction of a person who has entered into an agreement with us, the consummation of which would constitute a change in control, or by the NEO for good reason, the NEO would be entitled to a lump-sum severance payment equal to three times (in the case of Mr. Hanson) or two times (in the case of the other NEOs) the sum of the NEO's base salary and the amount of the largest aggregate annual bonus paid to the NEO during the three years immediately prior to the year in which the termination occurred. In addition, the NEO would receive a payout of any unpaid incentive compensation allocated or awarded to the NEO for the completed calendar year preceding the date of termination, provided that the performance conditions applicable to such incentive compensation are met, and an amount equal to a pro rata portion to the date of termination of the average annual award paid to the NEO under our incentive compensation plans during the three years immediately prior to the year in which the notice of termination was given.

Further, unless otherwise provided for under a written award agreement, (1) all outstanding stock options granted to the NEO would become immediately vested and exercisable, (2) all time-based restrictions on RSUs would immediately lapse, and (3) with respect to PRSUs, the number of units that would be earned would be the greater of (a) the target number, or (b) the number that would have been earned based on actual performance through the date of the change in control. Each U.S.-based NEO would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to him under the 401(k) plan and the DCP, as well as a lump-sum payment equal to two times the annual value for life and health (including medical and dental) insurance benefits and any applicable perquisites prior to termination.

Given that none of the NEOs has an employment agreement with us, we have concluded that a constructive termination severance trigger is appropriate to prevent potential acquirers from causing the constructive termination of an NEO's employment to avoid paying any severance benefits at all. Without a constructive termination trigger, following a change in control, an acquirer could materially demote an NEO, materially reduce his or her salary and reduce or eliminate his or her annual bonus opportunity in order to encourage the NEO to resign voluntarily and thereby avoid paying severance. Thus, our agreements provide certain benefits for NEOs in the event of a voluntary termination for "good reason" (as defined in the agreements).

Other than the agreement we entered into with Mr. Phipps prior to August 2009, none of the change in control severance agreements with the NEOs includes any tax gross-up provisions, and all payments and benefits under the change in control severance agreements for our U.S.-based NEOs are limited to less than the amount which would subject such payments and benefits to excise taxes under Section 280G of the Internal Revenue Code.

Under the terms of the agreement we entered into before August 2009 with Mr. Phipps, in the event that any payments made to him in connection with a change in control and qualifying termination of employment would be subject to excise tax as excess parachute payments under the Code, we will "gross up" his compensation to fully offset such excise taxes provided the payments exceed 110% of the maximum total payment which could be made without triggering the excise taxes. If the aggregate parachute payments exceed such maximum amount but do not exceed 110% of such maximum amount, then the parachute payments would be automatically reduced so that no portion of the parachute payments is subject to excise tax and no gross-up payment would be made. Since 2009, all change in control severance agreements that we have entered into with newly hired or promoted executives contain no excise tax gross-up provisions. Accordingly, our agreement with Mr. Phipps is the only agreement that contains such provisions.

EXECUTIVE SEVERANCE PLAN

The Zimmer Biomet Holdings, Inc. Executive Severance Plan is applicable to certain members of our executive leadership team, which includes all of the NEOs. Under the Executive Severance Plan, following a termination by the company of a participant's employment, unless his or her employment is terminated for misconduct or any of the other reasons specified in the Executive Severance Plan, a participant will be eligible to receive a lump-sum severance amount equal to two times (for the Chairman, President and CEO) or one times (for the other NEOs) the sum of (i) the participant's annualized base salary in effect when the termination occurs and (ii) the participant's target annual bonus amount in effect when the termination occurs. Participants eligible to receive severance benefits under the Executive Severance Plan and who are covered under COBRA will also be eligible to receive a lump-sum amount equal to the then-current monthly COBRA premium (for medical and dental insurance only) in effect the day prior to the separation date, multiplied by 24 for the Chairman, President and CEO and by 12 for the other NEOs. Eligible participants will also be offered outplacement services with a value not to exceed $25,000, or an equivalent cash benefit in the plan administrator's discretion.

In addition to the foregoing benefit amounts, if a participant's employment is terminated on or after January 1 but prior to the payment date for bonuses related to the previous calendar year under the annual cash incentive plan, and the participant was eligible to participate in the annual cash incentive plan immediately prior to the separation and is entitled to severance benefits under the Executive Severance Plan, the participant's severance benefit under the Executive Severance Plan will be increased by the value of the bonus the participant would have received under the annual cash incentive plan, if any, had the participant remained employed on the payment date.

In order to receive benefits under the Executive Severance Plan, a participant must sign a general release of claims and continue to be bound by the terms of his or her non-competition agreement with us. If a participant violates or breaches any term of the Executive Severance Plan or the general release or any restrictive covenant agreement with us, or if facts are later disclosed or discovered that could have supported the participant's termination for cause and would have rendered the participant ineligible to receive severance benefits under the Executive Severance Plan, then the participant will forfeit any and all rights to benefits under the Executive Severance Plan and, to the extent benefits have already been paid to the participant, must repay the full amount within 15 days of written notice from us.

NON-COMPETE ARRANGEMENTS

We have entered into Confidentiality, Non-Competition and Non-Solicitation Agreements with the NEOs.

Agreements with U.S.-Based NEOs. The agreements with U.S.-based NEOs provide that the NEO is restricted from competing with us for a period of two years, in the case of Mr. Hanson, or 18 months, in the case of the other U.S.-based NEOs, following termination of employment within a specified territory, which generally includes every country in which we have significant operations. With respect to U.S.-based NEOs other than Mr. Hanson, in the event of an NEO's involuntary separation from employment with us for a reason that renders the NEO eligible for severance benefits, then, to the extent the NEO is denied, solely because of the provisions of the non-competition agreement, a specific employment, consulting or other position that would otherwise be offered to the NEO by a competing organization, and provided the NEO satisfies all conditions of the non-competition agreement, then upon expiration of the NEO's severance benefit period, the company will make monthly payments to the NEO for each month the NEO remains unemployed through the end of the non-competition period. These monthly payments will equal the lesser of the NEO's monthly base pay at the time of his or her separation of employment from the company or the monthly compensation that would have been offered to the NEO from the competing organization.

Agreement with Mr. Yi. Our agreement with Mr. Yi is similar to our agreements with U.S.-based NEOs except that the specified territory in which he is restricted from competing with us is defined as Australia, China, Hong Kong, India, Japan, Korea, Malaysia, New Zealand, Singapore, Taiwan, Thailand and any other country where we have, at the relevant time, established a representative office or entity.

PAY VERSUS PERFORMANCE

The following table reports the compensation of our Principal Executive Officer ("PEO") and the average compensation of the other NEOs (the "Non-PEO NEOs") as reported in the Summary Compensation Table for the past three fiscal years, as well as their "compensation actually paid" ("CAP") as calculated pursuant to rules adopted by the SEC. CAP amounts for purposes of the tabular disclosure and the following graphs were calculated in accordance with Item 402(v) of Regulation S-K and do not necessarily represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years. For information concerning the Compensation and Management Development Committee's compensation philosophy and how the Compensation and Management Development Committee aligns executive compensation with financial performance, refer to the Compensation Discussion and Analysis ("CD&A") section of this proxy statement.

					Value of Initial Fixed $100 Investment Based On:			Company Selected Measure[6]
Year[1]	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs[3]	Total Shareholder Return	Peer Group Total Shareholder Return[4]	Net Income (Loss) ($ in millions)[5]	Consolidated Constant Currency Revenue ($ in millions)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$16,449,105	$20,502,180	$4,689,197	$5,650,800	$89.82	$113.92	$231.4	$7,160
2021	$14,983,532	$(1,094,956)	$4,235,857	$1,320,366	$86.11	$140.40	$401.6	$7,809
2020	$13,031,701	$7,354,725	$3,437,316	$3,191,439	$103.77	$117.63	$(138.9)	$6,964

(1) The PEO for all years was Mr. Hanson. The Non-PEO NEOs for the applicable years were as follows:

    (a) 2022: Messrs. Upadhyay, Tornos, Yi and Phipps.

    (b) 2021: Messrs. Upadhyay, Tornos and Yi and Wilfred van Zuilen, President, EMEA.

    (c) 2020: Messrs. Upadhyay, Tornos and Yi and Didier Deltort, former President, EMEA.

(2) The Summary Compensation Table totals reported for the PEO for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate CAP:

Year	Summary Compensation Table Total for PEO	Summary Compensation Table Stock Awards and Option Awards for PEO	Summary Compensation Table Change in Pension Value for PEO	Year End Fair Value of Equity Awards Granted in the Year for the PEO	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards for the PEO	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year for the PEO	Pension Service Costs for PEO	Compensation Actually Paid to PEO
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
2022	$16,449,105	$(12,634,742)	$(0)	$16,131,140	$688,430	$(131,753)	$0	$20,502,180
2021	$14,983,532	$(11,650,080)	$(0)	$7,361,101	$(9,767,449)	$(2,022,060)	$0	$(1,094,956)
2020	$ 13,031,701	$(10,000,052)	$(0)	$9,719,280	$(3,337,353)	$(2,058,851)	$0	$7,354,725

(3) The Average Summary Compensation Table totals reported for the Non-PEO NEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate Average CAP:

Year	Summary Compensation Table Total	Summary Compensation Table Stock Awards and Option Awards	Summary Compensation Table Change in Pension Value	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Pension Service Costs	Compensation Actually Paid
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
2022	$4,689,197	$(3,077,436)	$(0)	$3,966,299	$142,247	$(69,507)	$0	$5,650,800
2021	$4,235,857	$(2,902,562)	$(38,951)	$1,855,210	$(1,805,722)	$(23,467)	$0	$1,320,366
2020	$3,437,316	$(2,067,635)	$(82,382)	$2,009,589	$154,524	$(332,978)	$73,006	$3,191,439

(4) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2019. As permitted by SEC rules, the peer group referenced for purposes of the TSR comparison is the group of companies included in the S&P 500 Health Care Equipment Index, which is the industry index we used for purposes of Item 201(e) of Regulation S-K.

(5) Net Income (Loss) reflects the Net Earnings (Loss) of Zimmer Biomet Holdings, Inc., inclusive of results from those discontinued operations relating to the spinoff of ZimVie Inc. on March 1, 2022.

(6) The company has identified consolidated constant currency revenue from the tabular list of 2022 Most Important Measures below as the company-selected measure for the pay versus performance disclosure, as it represents the most important financial performance measure used to link CAP to the PEO and the Non-PEO NEOs in 2022 to the company's performance. See Appendix A in this proxy statement for a reconciliation of consolidated constant currency revenue, a non-GAAP measure, to the most directly comparable GAAP measure.

Tabular Disclosure of the Most Important Measures Linking Compensation Actually Paid During 2022 to Company Performance

The table below reflects the most important measures used by the company to link CAP to our NEOs for 2022 to company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see the CD&A.

2022 Most Important Measures (Unranked)	
● Consolidated constant currency revenue	● Consolidated free cash flow
● Adjusted operating profit	● Adjusted EPS growth

Relationship Between Compensation Actually Paid and Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between company total shareholder return and that of the industry index peer group described above. As noted above, CAP amounts for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not necessarily represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years. See Appendix A in this proxy statement for a reconciliation of consolidated constant currency revenue, a non-GAAP measure, to the most directly comparable GAAP measure.





Relationship Between Compensation Actually Paid (CAP) and Net Income (Loss)



Relationship Between Compensation Actually Paid (CAP) and Consolidated Constant Currency Revenue (Company Selected Measure) (CSM)

2022 CEO PAY RATIO

As required by Item 402(u) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship of the annual total compensation of our CEO and the annual total compensation of our employees for 2022.

Total Compensation Amounts and Ratio for 2022

For 2022, the ratio of the annual total compensation of Mr. Hanson, our CEO, to the median of the annual total compensation of all employees is 253 to 1. This ratio is based on the following:

● the annual total compensation of Mr. Hanson for 2022 as reported in column (j) of the 2022 Summary Compensation Table was $16,449,105; and
● the annual total compensation of the median employee for 2022 was $64,888.

This pay ratio is a reasonable good faith estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay ratios within our industry will also differ and may not be comparable depending on the size, scope, global breadth and structure of the company.

Median Employee Identification and Compensation Calculation

Employee Population

● Total Global Population. We determined that, as of December 31, 2022, the date we selected to identify the median employee, our employee population consisted of 18,042 individuals (excluding our CEO) working for Zimmer Biomet Holdings, Inc. and our consolidated subsidiaries, with approximately 44.1% of these individuals located in the U.S. and approximately 55.9% located in more than 46 other countries around the world.
● *De Minimis* Exemption. We chose to exclude 5.0% of our non-U.S. employees (899 individuals in 10 countries, as detailed below) from the determination of our median employee.

● Thailand	145	● Taiwan	128
● South Africa	155	● India	90
● Malaysia	97	● Turkey	53
● Chile	108	● Mexico	84
● Costa Rica	38	● Vietnam	1

After excluding employees employed in the jurisdictions set forth above, our adjusted employee population consisted of 17,143 U.S. and non-U.S. employees in the aggregate (excluding our CEO) as of December 31, 2022.

Consistently Applied Compensation Measure

To identify the median employee, we utilized a consistently applied compensation measure, target total cash compensation, which includes base salary (for salaried employees), base hourly compensation (for hourly employees), target sales commissions (as applicable), and target annual cash incentive compensation (annual bonus) for the year ended December 31, 2022. The target total cash compensation of employees paid in currencies other than U.S. dollars was converted to U.S. dollars using a 12-month average exchange rate.

Selection of Median Employee

● We calculated median target total cash compensation for the resulting employee population (after the de minimis exemption described above). That median value was $61,197.
● We also identified the employees whose target total cash compensation was within a one percent (1%) range (plus or minus one-half of one percent (0.5%)) of that median value (174 employees) (the "Median Group").
● We then identified our median employee from the Median Group as an employee whose annual total compensation includes elements that we reasonably believe reflect our compensation practices for a representative employee.

Annual Total Compensation of "Median Employee"

To determine the annual total compensation of the median employee, we calculated the elements of that employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation in the amount of $64,888.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2022 about our equity compensation plans under which shares of our common stock have been authorized for issuance.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)**
Equity compensation plans approved by security holders[1]	9,305,343[2]	121.94[3]	11,416,452[4][5][6][7]
Equity compensation plans not approved by security holders[8]	16,483[9]	N/A[10]	409,933
Total	9,321,826	121.94	11,826,385

(1) Consists of the 2009 Plan, the Stock Plan for Non-Employee Directors, the Deferred Compensation Plan for Non-Employee Directors and the Employee Stock Purchase Plan.

(2) Represents shares which may be issued pursuant to the following outstanding awards: (a) 60,501 DSUs issued pursuant to the terms of the Deferred Compensation Plan for Non-Employee Directors, as described in footnote (6) below; (b) 1,300,863 RSUs issued pursuant to the terms of the 2009 Plan and the Stock Plan for Non-Employee Directors (assuming that outstanding PRSUs are earned at the maximum award level); and (c) 7,943,978 shares subject to stock options issued pursuant to the terms of the 2009 Plan.

(3) Represents the weighted average exercise price of outstanding options at December 31, 2022. Does not take into consideration outstanding DSUs or RSUs, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(4) Assumes that outstanding PRSUs are earned at the maximum award level. After shareholder approval of the 2009 Plan on May 4, 2009, an aggregate of 6,682,573 shares remaining available under two prior plans (the "2006 Plan" and the "TeamShare Plan") that were merged into the 2009 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs, performance units and performance shares. The maximum number of shares of our common stock that may be issued pursuant to awards under the 2009 Plan is equal to the sum of (a) 11,682,573 shares, plus (b) 3,700,000 shares approved by shareholders on May 7, 2013, plus (c) 10,000,000 shares approved by shareholders on May 3, 2016, plus (d) 5,800,000 shares approved by shareholders on May 14, 2021, plus (e) the aggregate number of shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan as of May 4, 2009 that later terminate or expire or are cancelled or forfeited during the term of the 2009 Plan without having been exercised or fully vested; provided, however, that each award of restricted stock, RSUs, performance units and performance shares under the 2009 Plan reduces the number of shares available for grant by two and thirty-seven hundredths (2.37) shares for every one share or unit granted. Between May 4, 2009 and December 31, 2022, an aggregate of 3,688,681 shares underlying outstanding awards under the 2006 Plan and the TeamShare Plan terminated or were cancelled or forfeited without having been exercised or fully vested and became available for issuance under the 2009 Plan.

(5) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and RSUs. A maximum of 800,000 shares may be issued pursuant to awards under the plan. As of December 31, 2022, 411,190 shares remained available for future issuance. Of the 800,000 total shares that may be issued, not more than 400,000 shares may be issued pursuant to awards of restricted stock and RSUs. As of December 31, 2022, 173,965 full value awards had been granted and not cancelled under the Stock Plan for Non-Employee Directors, leaving a maximum of 226,035 full value awards that could still be granted under the plan.

(6) The Deferred Compensation Plan for Non-Employee Directors provides for the deferral of certain compensation payable to our non-employee directors in the form of DSUs. When amounts are deferred, a director's deferred compensation account is credited with that number of DSUs equal to the deferral amount divided by the fair market value of a share of our common stock. Such DSUs are payable in shares of our common stock after cessation of the individual's service as a director. A maximum of 200,000 shares may be issued under the plan. As of December 31, 2022, 82,147 shares remained available for future issuance.

(7) Includes 2,809,101 shares available for purchase under the Employee Stock Purchase Plan as of December 31, 2022.

(8) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan (the "Sales Representative Plan"), which is described below.

(9) Represents deferred stock units awarded under the Sales Representative Plan as of December 31, 2022.

(10) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Sales Representative Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments between deferred stock units and a non-interest bearing deferred compensation account. For plan years prior to 2008, participants could also allocate contributions to stock option units. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Prior to 2009, participants could have elected to receive distributions of their interest in the plan in annual installments over a period of three to ten years. For amounts deferred after 2008, distributions of participants' interests in the plan will generally be made in three annual installments. The maximum number of shares that may be issued over the life of the plan is 750,000.

OWNERSHIP OF OUR STOCK

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 6, 2023 by each non-employee director, each of the executives named in the 2022 Summary Compensation Table and all current directors and executive officers as a group.

Beneficial Owner	Common Stock Beneficially Owned[1]			
	Total Shares Owned[2]	Shares Acquirable in 60 Days[3]	Deferred Share Units[3]	Percent of Class[4]
(a)	(b)	(c)	(d)	(e)
Non-Employee Directors				
Christopher B. Begley	18,490	8,624	7,326	*
Betsy J. Bernard	31,180	16,520	10,410	*
Michael J. Farrell	13,730	5,771	5,959	*
Robert A. Hagemann	30,579	17,941	10,638	*
Arthur J. Higgins	31,737	18,396	10,941	*
Maria Teresa Hilado	6,439	1,112	3,677	*
Syed Jafry	7,056	1,112	4,019	*
Sreelakshmi Kolli	1,886	—	1,886	*
Michael W. Michelson	12,234	4,555	5,594	*
Named Executive Officers				
Bryan Hanson	870,697	778,280	—	*
Suketu Upadhyay	126,991	118,876	—	*
Ivan Tornos	165,127	150,056	—	*
Sang Yi	251,608	245,569	—	*
Chad Phipps	322,583	280,703	—	*
All current directors and executive officers as a group (18 persons)	1,985,059	1,735,784	60,450	*

* Less than 1.0%

(1) Unless otherwise noted, shares are owned directly or indirectly with sole voting and dispositive power. None of the shares owned by our current directors and executive officers have been pledged as security.

(2) Includes shares owned directly and indirectly, shares acquirable within 60 days after January 6, 2023 (column (c)) and deferred share units (column (d)).

(3) A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the disposition of the stock. A person is also considered the beneficial owner of shares as to which the person has the right to acquire beneficial ownership (within the meaning of the preceding sentence) within 60 days. For this reason, column (c) includes exercisable stock options, stock options that become exercisable within 60 days after January 6, 2023, shares underlying RSUs that will settle within 60 days after January 6, 2023 and vested RSUs held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director (e.g., upon retirement). Similarly, column (d) includes deferred share units held by directors that would be settled in shares of our common stock within 60 days at the discretion of the director. The table does not include stock options or RSUs held by executive officers that vest more than 60 days after January 6, 2023. It also does not include vested RSUs held by directors that are subject to mandatory deferral of settlement until May 2023 or later.

(4) Based on 208,818,458 shares outstanding as of January 6, 2023, plus shares acquirable within 60 days of January 6, 2023 as described in footnote (3) above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than 5% of our common stock as of March 13, 2023. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class[1]
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	24,055,739	11.5%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	21,803,709	10.4%
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, MD 21202	11,200,109	5.3%

(1) Based on 209,797,795 shares outstanding as of March 13, 2023.

(2) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 13, 2023, based solely on information provided by The Vanguard Group in a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group possesses shared power to vote or to direct the vote of 291,056 shares, sole power to dispose or to direct the disposition of 23,196,858 shares and shared power to dispose or to direct the disposition of 858,881 shares.

(3) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 13, 2023, based solely on information provided by BlackRock, Inc. in a Schedule 13G/A filed with the SEC on January 30, 2023. BlackRock, Inc. possesses sole power to vote or to direct the vote of 20,147,848 shares and sole power to dispose or to direct the disposition of 21,803,709 shares.

(4) Except for information pertaining to the percent of shares of common stock held, which is computed based on shares of common stock outstanding as of March 13, 2023, based solely on information provided by T. Rowe Price Associates, Inc. in a Schedule 13G filed with the SEC on February 14, 2023. T. Rowe Price Associates, Inc. possesses sole power to vote or to direct the vote of 5,813,031 shares and sole power to dispose or to direct the disposition of 11,200,109 shares.

ADDITIONAL INFORMATION
QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Why am I receiving these materials?
We have made this proxy statement available to you on the Internet or, upon your request, have delivered a printed version of this proxy statement to you by mail, in connection with the solicitation of proxies by our Board of Directors for use at our 2023 annual meeting of shareholders to be held on Friday, May 12, 2023 at 8 a.m. Eastern Time, and at any postponement(s) or adjournment(s) thereof. You are receiving this proxy statement because you owned shares of Zimmer Biomet common stock at the close of business on March 13, 2023, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you virtually attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

2. What am I voting on?
There are four proposals scheduled to be voted on at the annual meeting:

● Election of directors (Proposal 1);
● Ratification of the appointment of PwC as our independent registered public accounting firm for 2023 (Proposal 2);
● Advisory Say on Pay proposal (Proposal 3); and
● Advisory Say on Frequency proposal (Proposal 4).

3. How does the Board recommend that I vote?
The Board recommends that you vote your shares:

● "**FOR**" the election of each of the nominees to the Board (Proposal 1);
● "**FOR**" ratification of the appointment of PwC as our independent registered public accounting firm for 2023 (Proposal 2);
● "**FOR**" the Say on Pay proposal (Proposal 3); and
● "**FOR**" the option of "**1 YEAR**" on the Say on Frequency proposal (Proposal 4).

4. How many votes do I have?
You will have one vote for every share of Zimmer Biomet common stock that you owned at the close of business on March 13, 2023.

5. How many shares are entitled to vote?
There were 209,797,795 shares of Zimmer Biomet common stock outstanding as of March 13, 2023 and entitled to vote. Each share is entitled to one vote.

6. What is the quorum requirement for the annual meeting?
The holders of a majority of the outstanding shares entitled to vote at the meeting must be present or represented by proxy at the meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you attend virtually and vote during the meeting or have voted before the meeting via the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

7. What is the voting requirement to approve each of the proposals?
The voting requirement for each of the proposals is as follows:

● *Election of directors.* Nominees for director must receive a majority of the votes cast in person or by proxy on the election of directors in order to be elected as a director. This means that the number of shares voted "for" a nominee must exceed the number of votes "against" that nominee.
● *Ratification of the appointment of PwC.* The affirmative vote of a majority of the shares present in person or by proxy is required to ratify the appointment of PwC as our independent registered public accounting firm.
● *Say on Pay.* The affirmative vote of a majority of the shares present in person or by proxy is required to approve the non-binding proposal concerning the compensation of our NEOs as disclosed in this proxy statement.
● *Say on Frequency.* The frequency (every 1, 2 or 3 years) that receives the affirmative vote of a majority of the shares present in person or by proxy will be considered to be the frequency approved as the shareholders' preference on the non-binding proposal concerning the frequency of future Say on Pay votes.

ADDITIONAL INFORMATION

8. What if I vote "abstain"?

A vote to "abstain" on the election of directors (Proposal 1) and on the advisory Say on Frequency proposal (Proposal 4) will have no effect on the outcome of this proposal. A vote to "abstain" on Proposals 2 and 3 will have the effect of a vote against those proposals.

9. Why did I receive a notice in the mail instead of a full set of proxy materials?

As allowed by SEC rules, we have elected to provide access to our proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. The Notice provides instructions on how to access the proxy materials over the Internet or to request a printed copy. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage you to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

10. What is the difference between a shareholder of record and a beneficial owner?

The difference is as follows:

- *Shareholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you. If you request printed copies of the proxy materials by mail, you will receive a proxy card.
- *Beneficial Owner.* If your shares are held in an account at a brokerage firm, bank, broker dealer, or other nominee, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to instruct the record holder on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

11. If I am a shareholder of record, how do I vote?

There are four ways to vote:

- *Via the Internet during the meeting.* You may vote during the annual meeting by accessing www.virtualshareholdermeeting.com/ZBH2023 and entering the 16-digit control number on the proxy card or Notice and following the directions on the virtual meeting website.
- *Via the Internet before the meeting.* You may vote by proxy via the Internet by following the instructions provided in the Notice or the proxy card.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the proxy card.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and returning it in the envelope provided.

12. If I am a beneficial owner, how do I vote?

There are four ways to vote:

- *Via the Internet during the meeting.* If you wish to vote during the annual meeting, you must obtain instructions on how to vote at the meeting from the record holder of your shares. Please contact that organization for instructions regarding obtaining such instructions.
- *Via the Internet before the meeting.* You may vote by proxy via the Internet by following the instructions provided in the Notice or vote instruction form.
- *By Telephone.* If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the vote instruction form.
- *By Mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the vote instruction form and sending it back in the envelope provided.

13. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to management and the Board.

14. Can I change my vote?

Yes. At any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580;
- delivering a later-dated proxy (including a telephone or Internet vote); or
- voting during the meeting.

15. How are proxies voted?

All shares represented by valid proxies received prior to the annual meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

16. What happens if a nominee for director declines the nomination or is unable to serve?

If that happens, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy, or, if no substitute has been nominated, for the remaining nominees, leaving a vacancy, or the Board may reduce its size. The Board has no reason to believe that any of the nominees will be unable or decline to serve if elected.

17. What happens if I do not give specific voting instructions?

It depends on how your shares are held:

- *Shareholders of Record.* In the following situations, the proxy holders will vote your shares in the manner recommended by the Board on proposals presented in this proxy statement and as the proxy holders may determine in their judgment and discretion with respect to any other matters properly presented for a vote at the annual meeting:

  - if, when voting online at www.ProxyVote.com or via mobile.proxyvote.com, you select the "Submit" button without voting on each item individually;
  - if, when voting via the telephone, you elect not to vote on matters individually; and
  - if you sign and return a proxy card without giving specific voting instructions.

- *Beneficial Owners.* If you do not provide the record holder of your shares with specific voting instructions, your record holder may vote on the ratification of the appointment of PwC as our independent registered public accounting firm for 2023 (Proposal 2). However, your record holder cannot vote your shares without specific instructions on the other matters – the election of directors (Proposal 1), the Say on Pay proposal (Proposal 3) and the Say on Frequency proposal (Proposal 4). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1, 3 or 4, your record holder will inform the inspector of election that it does not have the authority to vote on those proposals with respect to your shares.

This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting, but they will not be counted in determining the outcome of the vote for any of proposals.

18. Who will serve as the inspector of election?

A representative from Broadridge Financial Solutions will serve as the independent inspector of election.

19. How can I find out the results of the annual meeting?

Preliminary voting results will be announced at the meeting. The final voting results will be tallied by the inspector of election and published in our Current Report on Form 8-K, which we are required to file with the SEC within four business days following the annual meeting.

20. Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies. We have retained Alliance Advisors LLC to assist in soliciting proxies for a fee of $24,800 plus out-of-pocket expenses. We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

ADDITIONAL INFORMATION

21. Are there any requirements for attending the annual meeting?
The annual meeting will be held by remote communication in a virtual-only format. Holders of our common stock at the close of business on March 13, 2023, the record date, may attend and participate in the meeting by accessing www.virtualshareholdermeeting.com/ZBH2023 and entering the 16-digit control number on the proxy card, Notice or voting instruction form previously received. Online access to the meeting will begin at 7:50 a.m. Eastern Time on Friday, May 12, 2023.

Shareholders will have the ability to vote during the meeting using the directions on the virtual meeting website. Shareholders may also vote and submit questions in advance of the meeting at www.proxyvote.com after logging in with the 16-digit control number referred to above. Time may not permit the answering of every question submitted. Questions relevant to the business of the meeting to which a response is not provided during the Question and Answer period will be addressed at the Zimmer Biomet website, www.zimmerbiomet.com, within three days of the meeting. Beginning 10 minutes prior to, and during, the annual meeting, support will be available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any technical difficulties, please call the support team at the numbers listed on the log-in screen of the virtual meeting website.

22. Is there a list of shareholders entitled to vote at the annual meeting?
A list of shareholders entitled to vote will be available during the meeting and for ten days prior to the meeting, between the hours of 9 a.m. and 5 p.m. Eastern Time, at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the shareholder list, please contact our Corporate Secretary to schedule an appointment.

23. What is "householding"?
"Householding" is a procedure under which we are delivering a single copy of this proxy statement and our 2022 Annual Report to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing and mailing costs. Upon request, we will deliver promptly a separate copy of this proxy statement and our 2022 Annual Report to any shareholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy of this proxy statement or the 2022 Annual Report, or to notify us that you wish to receive separate copies in the future, or a single copy if you are currently receiving multiple copies, please contact our Corporate Secretary at Zimmer Biomet Holdings, Inc., 345 East Main Street, Warsaw, Indiana 46580 or by telephone at (574) 267-6131. Shareholders who hold shares in "street name" may contact their brokerage firm, bank, broker dealer or other similar organization to request information about householding.

24. What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2024 annual meeting of shareholders?
It depends on whether the information is to be included in our proxy materials:

- *Requirements for Shareholder Proposals to Be Considered for Inclusion in our Proxy Materials.*
  - Shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to the 2024 annual meeting of shareholders must be delivered to our Corporate Secretary no later than December 1, 2023.
  - In addition, all proposals will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials.
- *Requirements for Director Nominees to Be Considered for Inclusion in our Proxy Materials ("Proxy Access").*
  - Pursuant and subject to the proxy access provisions in our Restated Bylaws, a shareholder or group of up to twenty shareholders, owning three percent or more of our outstanding common stock continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to the greater of two directors or twenty percent of the number of directors then in office. Shareholder requests to include director nominees in our proxy statement and form of proxy relating to the 2024 annual meeting of shareholders must be delivered to our Corporate Secretary not earlier than November 1, 2023 and not later than the close of business on December 1, 2023.
  - In addition, the notice must set forth the information required by our Restated Bylaws with respect to each director nomination that a shareholder requests for inclusion in our proxy materials.
- *Notice Requirements for Other Director Nominees or Shareholder Proposals to Be Brought Before the 2024 Annual Meeting of Shareholders.*
  - Notice of any director nomination or other proposal that a shareholder intends to present at the 2024 annual meeting of shareholders, but does not intend to have included in our proxy statement and form of proxy relating to the 2024 annual meeting of shareholders, must be delivered to our Corporate Secretary not earlier than the close of business on January 13, 2024 and not later than the close of business on February 12, 2024.
  - In addition, the notice must set forth the information required by our Restated Bylaws with respect to each director nomination or other proposal.
- *Notice Requirements under Universal Proxy Rules*
  - In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act and by our Restated Bylaws no later than March 13, 2024.

- *General Information about Shareholder Proposals and Nominations.*
  - A copy of our Restated Bylaws may be obtained by contacting our Corporate Secretary.
  - The mailing address of our Corporate Secretary is 345 East Main Street, Warsaw, Indiana 46580.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based on our review of such filings, we believe that all such reports required by Section 16(a) of the Exchange Act were in compliance with such filing requirements during the year ended December 31, 2022.

OTHER MATTERS

We do not know of any other matters that will be considered at the annual meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in their judgment and discretion.

ANNUAL REPORT AND FORM 10-K

Our 2022 Annual Report, containing our 2022 Form 10-K, which includes our consolidated financial statements for the year ended December 31, 2022, accompanies this proxy statement but is not a part of our soliciting materials.

INCORPORATION BY REFERENCE

The statements in this proxy statement under the captions "AUDIT COMMITTEE MATTERS – AUDIT COMMITTEE REPORT" and "EXECUTIVE COMPENSATION – COMPENSATION COMMITTEE REPORT" do not constitute soliciting material and should not be deemed filed with the SEC or incorporated by reference into any other filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.zimmerbiomet.com, is not, and should not be deemed to be, a part of this proxy statement, or incorporated into any other filings we make with the SEC.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

Presented below are reconciliations of non-GAAP financial measures discussed in the Compensation Discussion and Analysis section of this proxy statement to the most directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP.

The following is a reconciliation of reported net sales (revenue) for 2022 prepared in accordance with GAAP to net sales (revenue) on a constant currency basis (i.e., adjusted to eliminate the effect on revenue of foreign currency rate fluctuations) as used in our annual cash incentive plan for 2022.

**RECONCILIATION OF REPORTED NET SALES (REVENUE) TO
CONSTANT CURRENCY NET SALES (REVENUE)
(in millions, unaudited)**

	For the Year Ended December 31, 2022		
	As Reported	Foreign Exchange Impact	As Adjusted
Consolidated Net Sales	$6,939.9	$(220.5)	$7,160.4

The following is a reconciliation of operating profit (loss) and margin from continuing operations prepared in accordance with GAAP to adjusted operating profit and margin from continuing operations as used in our annual cash incentive plan for 2022.

**RECONCILIATION OF OPERATING PROFIT (LOSS) & MARGIN FROM CONTINUING
OPERATIONS TO ADJUSTED OPERATING PROFIT & MARGIN FROM CONTINUING OPERATIONS
(in millions, unaudited)**

	Year Ended December 31, 2022
Operating profit	$ 696.3
Inventory and manufacturing-related charges[1]	18.1
Intangible asset amortization[2]	526.8
Goodwill and intangible asset impairment[3]	292.8
Restructuring and other cost reduction initiatives[4]	191.6
Quality remediation[5]	33.8
Acquisition, integration, divestiture and related[6]	11.4
Litigation[7]	61.8
European Union Medical Device Regulation[8]	53.1
Other charges[9]	8.1
Adjusted Operating Profit	$1,893.8

(1)   Inventory and manufacturing-related charges include excess and obsolete inventory charges on certain product lines we intend to discontinue, incremental cost of products sold from stepping up inventory to its fair value from its manufactured cost in business combination accounting and other inventory and manufacturing-related charges or gains.

(2) We exclude intangible asset amortization as well as deferred tax rate changes on our intangible assets from our non-GAAP financial measures because we internally assess our performance against our peers without this amortization. Due to various levels of acquisitions among our peers, intangible asset amortization can vary significantly from company to company.

(3) In the fourth quarter of 2022, we recognized a goodwill impairment charge of $289.8 million related to our EMEA reporting unit. In the second quarter of 2022, we recognized $3.0 million of in-process research and development ("IPR&D") intangible asset impairments on certain IPR&D projects.

(4) In December 2019 and 2021, we initiated global restructuring programs that included a reorganization of key businesses and an overall effort to reduce costs in order to accelerate decision-making, focus the organization on priorities to drive growth and to prepare for the spinoff of ZimVie. Restructuring and other cost reduction initiatives also include other cost reduction and optimization initiatives that have the goal of reducing costs across the organization. The costs include employee termination benefits; contract terminations for facilities and sales agents; and other charges, such as retention period salaries and benefits and relocation costs.

(5) We are addressing inspectional observations on Form 483 and a Warning Letter issued by the U.S. Food and Drug Administration ("FDA") following its previous inspections of our Warsaw North Campus facility, among other matters. This quality remediation has required us to devote significant financial resources. The majority of the expenses are related to consultants who are helping us to update previous documents and redesign certain processes.

(6) The acquisition, integration, divestiture and related gains and expenses we have excluded from our non-GAAP financial measures resulted from various acquisitions, post-separation costs we have incurred related to ZimVie and gains related to a transition services agreement for services we provide to ZimVie and a transition manufacturing and supply agreement for products we supply to ZimVie for a limited period.

(7) We are involved in patent litigation, product liability litigation, commercial litigation and other various litigation matters. We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information. Litigation matters can vary in their characteristics, frequency and significance to our operating results. The litigation charges and gains excluded from our non-GAAP financial measures in the periods presented relate to product liability matters where we have received numerous claims on specific products, patent litigation and commercial litigation related to a common matter in multiple jurisdictions. In regards to the product liability matters, due to the complexities involved and claims filed in multiple districts, the expenses associated with these matters are significant to our operating results. Once the litigation matter has been excluded from our non-GAAP financial measures in a particular period, any additional expenses or gains from changes in estimates are also excluded, even if they are not significant, to ensure consistency in our non-GAAP financial measures from period-to-period.

(8) The European Union Medical Device Regulation imposes significant additional premarket and postmarket requirements. The new regulations provided a transition period until May 2021 for previously-approved medical devices to meet the additional requirements. For certain devices, this transition period can be extended until May 2024. We are excluding from our non-GAAP financial measures the incremental costs incurred to establish initial compliance with the regulations related to our previously-approved medical devices. The incremental costs primarily relate to temporary personnel and third-party professionals necessary to supplement our internal resources.

(9) We have incurred other various expenses from specific events or projects that we consider highly variable or that have a significant impact to our operating results that we have excluded from our non-GAAP measures. These include costs related to legal entity, distribution and manufacturing optimization, including contract terminations, and gains and losses from changes in fair value on our equity investments including our investment in ZimVie.

The following is a reconciliation of net cash provided by operating activities from continuing operations prepared in accordance with GAAP to free cash flow as used in our annual cash incentive plan for 2022.

**RECONCILIATION OF NET CASH PROVIDED BY OPERATING
ACTIVITIES FROM CONTINUING OPERATIONS TO FREE CASH FLOW
FROM CONTINUING OPERATIONS
(in millions, unaudited)**

	Year Ended December 31, 2022
Net cash provided by operating activities from continuing operations	$1,356.2
Additions to instruments	(258.3)
Additions to other property, plant and equipment	(187.9)
Free cash flow	$ 910.0

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Corporate and Shareholder Information

Stock Symbol	ZBH
Exchanges	New York Stock Exchange and SIX Swiss Exchange
Shares Outstanding as of March 13, 2023	209,797,795
Headquarters	345 East Main Street, Warsaw, Indiana 46580
Company Website	www.zimmerbiomet.com
Investor Relations Website	http://investor.zimmerbiomet.com
Annual Meeting Voting Website	www.ProxyVote.com
Virtual Annual Meeting Website	www.virtualshareholdermeeting.com/ZBH2023
Transfer Agent and Dividend Reinvestment Plan Administrator	Computershare Trust Company, N.A. www.computershare.com +1-888-552-8493 (U.S.) +1-781-575-3336 (non-U.S.)